UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number: 001-41805

MAPLEBEAR INC.

(Exact name of registrant as specified in its charter)

Delaware	**46-0723335**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

50 Beale Street, **Suite 600**
San Francisco, **California 94105**
(Address of principal executive offices) (Zip code)
(888) 246-7822
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.0001 per share	CART	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter was $6.9 billion based upon the closing price reported for such date on the Nasdaq Global Select Market.

The registrant had outstanding 240,615,063 shares of common stock, par value $0.0001 per share, as of February 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

MAPLEBEAR INC. DBA INSTACART
TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy, and plans and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "toward," "will," or "would," or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our financial performance, including revenue, cost of revenue, gross profit, operating expenses, net income, and key metrics such as gross transaction value ("GTV") and orders, and our ability to maintain or increase future profitability and generate profitable growth over time;

- our ability to attract new customers and shoppers and maintain and/or increase engagement of existing customers and shoppers;

- our ability to effectively manage our growth and plan for and execute growth strategies and initiatives;

- anticipated trends, growth rates, and challenges in our financial performance, key metrics, and business and in the markets in which we operate;

- our ability to maintain and expand our relationships with retailers and brands and the effects of retailer consolidation;

- our ability to continue to grow across our current markets and expand into new markets;

- the effects of increased competition in our markets and our ability to successfully compete with companies that are currently in, or may in the future enter, the markets in which we operate;

- our estimated market opportunity;

- our ability to timely and effectively scale and adapt our offerings;

- our ability to maintain the safety, security, and availability of our platform;

- our ability to expand or enhance our existing offerings and develop new products, offerings, features, and use cases, bring them to market in a timely manner, and whether retailers, customers, brands, shoppers, or other partners launch or utilize such products, offerings, features, and use cases in the manner and timing that we expect;

- our ability to adapt to or utilize artificial intelligence ("AI") and machine learning solutions as well as the use of such solutions by our competitors;

- our ability to maintain, protect, and enhance our brand and intellectual property;

- our ability to identify, complete, and achieve anticipated business and financial benefits from acquisitions, strategic investments, collaborations, commercial arrangements, alliances or partnerships that complement and expand the functionality of Instacart and our offerings;

- our prices and pricing methodologies and our expectations for the impact of pricing on our competitive position and our financial results;

- macroeconomic and industry trends, including the impact on our business of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, inflation, elevated interest rates, the effects of supply chain challenges, cessation of, interruptions to, or changes to government aid programs, heightened recession risk, and geopolitical conflicts;

- our ability to successfully defend litigation and government proceedings brought against us;

- the implications from any legislative, regulatory, judicial, administrative, or legal proceeding that changes our current relationship with shoppers, and the potential impacts on our business operations, our business model, fulfillment strategies, and financial performance;

- our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and internationally;

- our reliance on key personnel, our ability to attract, maintain, and retain management and skilled personnel;

- our expectations concerning our relationships with third parties; and

- our expectations regarding our share repurchase program.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information, actual results, revised expectations or the occurrence of unanticipated events, except as required by law.

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "our company," and "Instacart" refer to Maplebear Inc. and its consolidated subsidiaries.

PART I

Item 1. Business

OVERVIEW

Instacart is the leading technology and enablement partner for the grocery industry — helping consumers save time, retailers run their businesses online and in-store, and connect brands with customers. Since our founding, Instacart has powered more than 1.6 billion orders.

Instacart is built for the entire grocery ecosystem, improving the experiences for each of our constituents and helping them succeed:

- *Retailers*. We enable more than 2,200 retail banners as of December 31, 2025 to grow by providing technology that can accelerate the digital transformation of their entire business both online and in-store. Retailers reach customers through both Instacart Marketplace, where customers can shop from their favorite retailers through our app or website, and retailers' owned and operated online storefronts that are powered by Instacart Enterprise platform, our end-to-end technology solution encompassing e-commerce, fulfillment, Connected Stores, ads and marketing, and insights.

- *Customers*. When shopping for groceries, consumers want selection, quality, affordability, and convenience, and they shop in many different ways. Customers can place orders for delivery or pickup across a variety of use cases including the weekly shop, bulk stock-up, convenience, special occasions, from restaurants, and using our in-store technologies. As of December 31, 2025, we reach over 98% of households in North America, and help our customers shop at their favorite retailers, order from their favorite restaurants, and enjoy selection, quality, affordability, and convenience. Our membership program, Instacart+, offers expanded customer benefits including unlimited $0 delivery fees on orders over a certain size, and other exclusive benefits.

- *Brands*. Instacart Ads offers brands a highly measurable ads offering that leverages first-party transaction data to move products off store shelves more efficiently. As of December 31, 2025, we provide discovery and attractive return on investment for over 9,000 active brands through our industry-leading advertising tools and insights purpose-built for the online grocery category.

- *Shoppers*. As of December 31, 2025, we offer approximately 600,000 shoppers an immediate, flexible earnings opportunity that allows them to choose when and how much to work.[1] Shoppers are deeply valued members of the Instacart community, and we strive to make the shopping experience as seamless as possible so they can continue to deliver superior customer service.

INSTACART TECHNOLOGY

We built Instacart to serve the entire grocery ecosystem. The key pillars of our technology are Instacart Marketplace, Instacart Enterprise platform, and Instacart Ads. Our solutions are underpinned by a shared foundation of technology, infrastructure, data insights, and fulfillment that leverages our scale and expertise specific to the grocery category. Supporting all of this is AI, which helps us build smarter products, better tools, and more accurate insights across our solutions. Our technology solutions are better together. Our technology and data insights drive efficiencies for retailers, customers, brands, and shoppers.

Instacart Marketplace

Through Instacart Marketplace, we help retailers serve their customers' needs as to how and where they want to shop by supporting a wide array of fulfillment options, shopping occasions, and categories. We help customers find their favorite products, provide an innovative ad offering that inspires people to try new brands, connect customers to our dedicated shopper community, and help retailers and customers build deeper relationships.

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[1] Based on shoppers who completed at least one order during the month ended December 31, 2025.

Instacart Enterprise Platform

Instacart Enterprise platform is an end-to-end technology solution that powers retailers across all aspects of their business. Our offerings are modular, allowing retail partners to pick and choose which technologies best fit their needs. These solutions work seamlessly together, so retailers can more efficiently integrate with Instacart than they can with multiple separate technologies. Key components of Instacart Enterprise platform include:

- *e-commerce*. Our storefront technology powers more than 380 grocers' e-commerce sites[2] — and it's built to scale, as we expand into new categories and regions.

- *Fulfillment*. We help retailers fulfill grocery orders directly from their stores through a community of dedicated shoppers. Retailers — from national and regional retailers to local mainstays — can leverage our fulfillment API to help fulfill orders that are placed through their owned and operated online storefronts. In most instances, Instacart shoppers pick, pack, and deliver these orders, but retailers can also use our technology to enable orders that are picked and packed by their own employees, or use a combination of the two.

- *Connected Stores*. Instacart helps retailers create a unified, seamless, and personalized experience across their online and in-store footprints by leveraging technologies like Caper Carts, Carrot Tags, Eversight, FoodStorm, In-Store mode, Out of Stock Insights, and Storefront.

- *Ads and Marketing*. Carrot Ads, our enterprise ads offering, brings the best of Instacart Ads to retailers' and other partners' owned and operated online storefronts and apps. Our retail partners can also utilize our suite of marketing solutions, from self-serve tools to fully customized strategic partnerships, to grow their business by serving targeted promotions to customers.

- *Insights*. Insights gives retailers near real-time visibility into key metrics like item popularity, inventory levels and availability, order sizes, delivery times, delivery ratings, and sales, which enables retailers to optimize operations and provide better customer experiences. We blend our world-class technology with deep integrations and AI platform partnerships to enable our retail partners to thrive and grow in an AI-powered world.

Instacart Ads

Instacart Ads combines the best of digital advertising — precision, actionability, and measurability — with the ability to directly move products off the shelves at stores, getting these products into the hands of customers within hours. Because it offers brands a way to reach customers at the point of purchase and within minutes of delivery and consumption, our solution delivers highly measurable and strong return on investment across all parts of the customer shopping journey, from awareness to consideration to purchase. We have a wide breadth of advertising solutions, including Sponsored Product ads, display ads, coupons, and brand pages, to meet all of our brand partners' needs. Instacart Ads also enables brands to learn more about general consumer behavior from discovery to purchase, offering valuable insights about how to optimize their advertising spend. Beyond our platform, we are expanding these capabilities to include online, off-platform, and in-store channels, enabling brands to reach customers across multiple touchpoints.

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[2] Includes grocery e-commerce storefronts excluding catering storefronts.

COMPETITION

The markets in which we operate are highly competitive. We compete for retailers, customers, brands, and shoppers across each offering of our end-to-end technology suite based on a number of factors:

- *Retailers*. We compete for retailers based on factors such as the quality of our technology including performance, flexibility, ease of use, scalability, reliability, pricing, breadth of fulfillment capabilities, our ability to innovate, quality of support, and other professional services and ability to meet their needs in a cost-efficient manner.

- *Customers*. We compete for customers based on factors such as the quality of customer experience, selection, affordability, and convenience.

- *Brands*. We compete for brands based on factors such as the breadth of our offerings, technology capabilities, ease of use, strength of data insights and analytics, our ability to innovate, consumer reach, and pricing.

- *Shoppers*. We compete for shoppers based on factors such as flexibility, earnings potential, safety and overall experience, and our brand.

New services and offerings from competitors, trends in consumer shopping behavior, macroeconomic factors, and other conditions, events, trends, or circumstances also impact our ability to compete for each of our constituents.

For additional information about the risks to our business related to competition, see the section titled "Risk Factors—Risks Related to Our Business and Industry—The markets in which we participate are highly and increasingly competitive, with well-capitalized and better-known competitors, some of which are also partners. If we are unable to compete effectively, our business and financial prospects would be adversely impacted."

SEASONALITY

We experience seasonality in both the number of orders and GTV on Instacart, as well as in our advertising and other revenue. We typically see lower levels of order volume in the second and third quarter, resulting from lower usage of our offerings during the spring and summer months, followed by higher levels of order volume during the holiday season. In addition, our advertising and other revenue has historically been seasonally high in the fourth quarter and seasonally low in the first quarter in a given year as a result of how advertisers deploy their budgets. Seasonality will likely cause fluctuations in our financial results on a quarterly basis.

GOVERNMENT REGULATION

We are subject to a wide variety of complex laws and regulations in the United States and other jurisdictions in which we operate. The laws and regulations govern many issues related to our business practices, including those regarding privacy, data security, data protection, AI, pay and fee transparency, health information privacy and security, consumer protection, marketing and advertising, health and safety, food and product safety, import and export, zoning, sustainability, tax, insurance, employment, weights and measures, alcohol and other age-restricted products, worker classification, shopper rights, collective bargaining rights, internet usage and access, e-commerce, and electronic payments.

As we operate in a relatively new industry where clear guidance is not available for the interpretation and application of existing laws and regulations, these laws and regulations are constantly evolving and may be interpreted, applied, issued, enacted, superseded, or amended in a manner that could harm our business. These changes may occur immediately or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory, legislative, and governing bodies, such as federal, state, and local administrative agencies. As we expand our business into new markets or introduce new features, fulfillment methods, or offerings into existing markets, regulatory or legislative bodies or courts may claim that we or shoppers on Instacart are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions.

Because of how we engage shoppers, we are subject to a variety of local, municipal, state, federal, and international laws and regulations governing worker classification, compensation, pay and fee transparency, payment and benefits rules, and shoppers access to our platform. For example, Proposition 22 in California requires gig economy companies like Instacart to, among other things, provide independent contractors working in California with a minimum level of earnings as well as healthcare subsidy payments. Therefore, our compliance with Proposition 22 has increased our costs in California, and we expect such costs to remain elevated. Several other states in which we operate have and may continue to adopt legislation that provides for compensation and benefits for independent contractors similar to Proposition 22, establish other requirements to engage certain delivery workers such as shoppers' access to our platform, or challenge the status of independent contractors altogether. Regulations like this will impact our costs, may impair or prevent our ability to continue to operate, and may impact customer pricing and our ability to enable the same customer experience we have historically provided. Additionally, we are continually subject to administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of shoppers as independent contractors, and claims that, by the alleged misclassification, we have violated various employment and other laws that would apply to employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us.

Our technology, and the user data from retailers, customers, brands, and shoppers that we collect and process to run our business, are an integral part of our business model and, as a result, our compliance with laws and regulations dealing with the collection, use, disclosure, and other processing of personal information is core to our strategy to improve our technology and user experience. Regulators and legislatures around the world have adopted or proposed increasingly stringent requirements regarding the collection, use, disclosure, transfer, security, storage, destruction, and other processing of personal information and other data. Regulators and private litigants are more actively enforcing these requirements, and violating them carries substantial penalties. Examples of such laws include the Telephone Consumer Protection Act of 1991, Section 5 of the FTC Act, and related state laws, the Health Insurance Portability and Accountability Act of 1996, and various state privacy acts, including the California Consumer Privacy Act of 2018, and the Illinois Biometric Information Privacy Act. In addition, expanding our business to European markets would subject us to some of the world's most stringent data protection laws, including the General Data Protection Regulation in the European Union and United Kingdom, which could limit our ability to do business in those markets.

See the section titled "Risk Factors—Risks Related to Our Legal and Regulatory Environment" for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

INTELLECTUAL PROPERTY

Our intellectual property is an important component of our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.

As of December 31, 2025, we had approximately 630 issued patents in the United States and approximately 720 patent applications (including active Patent Cooperation Treaty applications) pending in the United States and globally. While we believe our patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us as a whole.

We have trademark rights in our name and other brand indicia, and have trademark registrations for select marks in the United States and other jurisdictions around the world. As of December 31, 2025, we also had approximately 165 copyright registrations. We also register domain names for certain websites that we use in our business, such as www.instacart.com, as well as similar variations to protect our brands and marks from cybersquatters. We continually review our development efforts to assess the existence and registrability of new intellectual property.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional actions to establish and protect our intellectual property rights to the extent we believe it would be beneficial and cost effective.

See the section titled "Risk Factors—Risks Related to Our Intellectual Property" for a more comprehensive description of risks related to our intellectual property.

HUMAN CAPITAL

As of December 31, 2025, we had approximately 3,600 full-time employees worldwide. We also engage with contractors, vendors, and consultants. We have invested substantial time and resources into building our team and believe that our employee relations are strong. Our success depends in large part on the efforts of our management, highly-skilled software engineers, sales personnel, and other professionals. Therefore, it is crucial that we continue to attract and retain high-performing employees from all demographics by providing competitive compensation and benefits, fostering a welcoming, collaborative, inclusive, and safe workplace, while making opportunities available for all our employees to grow and develop in their careers. Our board of directors and compensation committee oversee our human capital strategy, which is developed and managed under the leadership of our Chief People Officer, who reports to our Chief Executive Officer.

Compensating and Supporting Our Employees

Instacart is committed to providing equitable compensation opportunities and rewarding employees who achieve results, embody our mission and values, and help others succeed. We also believe in supporting our employees' personal and professional growth as well as their health and wellness.

Providing Equitable and Competitive Compensation. Our philosophy is to provide our employees with market competitive and equitable compensation that rewards high performance. To ensure equitable compensation for our employees, we consider external market data as well as internal parity for all compensation decisions. Periodically, under the direction of legal counsel, we conduct comprehensive reviews of employee compensation to help ensure compliance with any applicable pay equity regulations. To incentivize high performance, we aim to reward eligible employees with pay increases and equity awards in recognition of their contributions. We believe our compensation practices help us attract and retain talented employees in a competitive labor market.

Supporting Our Employees. Our employees work hard to ensure the success of our business, and we know that hard work requires strong support. That is why we are deeply committed to investing in resources to help our employees grow and thrive. We take a holistic approach to supporting employee well-being through providing eligible employees and their eligible dependents with competitive health and wellness benefits, retirement savings, and work-life options tailored to help keep them and their families feeling their best. In addition, we maintain a Flex First workforce model, which provides our eligible employees with the option to work remotely, in one of our offices, or a combination of both. We believe this provides our employees with the flexibility to support their personal needs while maintaining our high-performing and collaborative culture. We are also devoted to investing in the development of our employees through learning tools and opportunities to help them achieve their personal and professional goals.

Supporting a High-Performing Workforce

One of our human capital priorities is building and maintaining the highest performing workforce we are able through attracting, developing and retaining qualified talent from diverse backgrounds at every level of our organization. We have developed a number of initiatives throughout the employee life cycle to achieve this objective.

Accessing the Available Talent Pool. Our recruitment processes are intended to promote access to hiring opportunities for talented applicants from a variety of industries and backgrounds. We provide training to recruiters, hiring managers, and interviewers on our recruiting practices, with the goal of ensuring that all candidates are seen and evaluated fairly. These efforts help ensure we have access to a diverse pool of talented candidates that strengthens our workforce's overall capabilities.

Ensuring Access to Opportunities while Minimizing Attrition. We recognize that hiring exceptional talent is just the first step in facilitating employee success and building a high-performing workforce; we also prioritize retaining all talent and work to ensure that all employees have equal access to development, advancement, and internal opportunities. To help accomplish this, we support all of our managers with training and resources designed to help them create an enriching environment within their teams. This includes conducting fair and objective performance reviews, considering promotion readiness, and, for eligible employees, providing opportunities for internal mobility.

Fostering an Inclusive Environment. We believe that creating an inclusive environment not only drives performance but also fosters innovation, collaboration, and long-term success. To ensure Instacart remains a welcoming environment for all employees, while also intentionally focusing on inclusion for all talent, we are constantly investing in our culture and creating opportunities to build community for all of our employees. Members of our executive team personally sponsor Employee Resource Groups ("ERGs") and Instacart allocates funding to our ERGs for programming and initiatives that range from professional development sessions, employee networking opportunities, and volunteer events to belonging and engagement opportunities. Additionally, in order to improve collaboration among diverse teams, we have invested in resources to educate our employees on building an inclusive culture and on recognizing and managing bias. We also regularly survey employees on how effective our leadership has been in creating an inclusive workplace to discover new opportunities to build an inclusive community.

CORPORATE INFORMATION

We were incorporated as Maplebear Inc. in Delaware in 2012, and we do business as Instacart. Our principal executive offices are located at 50 Beale Street, Suite 600, San Francisco, California 94105. Our telephone number is (888) 246-7822. Our corporate website address is www.instacart.com/company. Our common stock is listed on the Nasdaq Global Select Market under the symbol "CART."

ADDITIONAL INFORMATION

We intend to announce material information to the public through filings with the Securities and Exchange Commission ("SEC"), on the investor relations page of our website, which is located at investors.instacart.com, our blog, which is located at www.instacart.com/company/blog, press releases, public conference calls, and public webcasts. The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. We file electronically with the SEC, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). We make available on our investor relations website, free of charge, copies of these reports and other information as soon as reasonably practicable after we file such material with or furnish it to the SEC. The SEC also maintains a website including reports, proxy and information statements, and other information, that contains our SEC filings at www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, as part of our investor relations website. Information found on, or accessible through these websites is not part of, and is not incorporated into, this Annual Report on Form 10-K or in any other report or document we file.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as further described below. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations, or prospects. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be harmed. These risks include the following:

- Historical trends relating to our growth and financial performance may not be indicative of future performance.

- If we fail to cost-effectively acquire new customers or increase the engagement of our existing customers, including through effective marketing strategies, our business would be harmed.

- We have a limited history operating our business at its current scale, scope, and complexity in an evolving market and economic environment, which makes it difficult to plan for future operations and strategic initiatives, predict future results, and evaluate our future prospects and the risks and challenges we may encounter.

- We have a history of losses, and we may be unable to sustain or increase profitability or generate profitable growth in the future.

- The success of our business is dependent on our relationships with retailers. The loss of one or more of our retail partners or reduction in their engagement with Instacart could harm our business.

- We are continuing to build our Instacart Ads offerings. If we fail to grow our advertising revenue, our business, financial condition, and results of operations would be negatively impacted.

- Our business is subject to various laws and regulations, including those related to the contractor status of shoppers and requirements to engage shoppers, which may change or increase over time and subject us to increased compliance costs and liabilities.

- The markets in which we participate are highly and increasingly competitive, with well-capitalized and better-known competitors, some of which are also partners. If we are unable to compete effectively, our business and financial prospects would be adversely impacted.

- Artificial intelligence and machine learning solutions, including our use of such solutions and use of such solutions by our competitors, could result in reputational harm, competitive harm, or legal liability, and could adversely affect our results of operations.

- If we fail to cost-effectively engage, attract, or retain shoppers on Instacart, our business could be harmed.

- The failure to achieve increased market acceptance of online grocery shopping and our offerings could seriously harm our business.

- Mergers or other strategic transactions by competitors or retailers could weaken our competitive position and adversely affect our business.

- We expect a number of factors to cause our results of operations and operating cash flows to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

- The trading price of our common stock may be volatile and could decline significantly and rapidly. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

Risks Related to Our Business and Industry

Historical trends relating to our growth and financial performance may not be indicative of future performance.

We have experienced rapid growth in prior periods, which was driven substantially by the COVID-19 pandemic, which led to significant demand for our offerings, and the rapid evolution of the online grocery shopping industry, as well as the other retail categories in which we operate. However, our growth rates have decreased from what we historically experienced and may continue to decrease or fluctuate as a result of macroeconomic and geopolitical conflicts, including as a result of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, inflation risk, actual or perceived risk of an economic recession, cessation of, interruptions to, or changes to government aid programs, the effects of severe weather patterns, increasing competition, strategic initiatives, and the maturation of our business, among others. We also cannot be certain whether we will drive greater engagement from new or existing retailers, customers, or brands or maintain or increase the level of demand for our offerings over the long term. As a result of the foregoing, our prior growth rates and financial performance should not necessarily be considered indicative of our future performance and results of operations.

Overall growth of our GTV, revenue, margin, and profitability depends on a number of factors, including our ability to:

- attract new retailers, customers, brands, and shoppers, including through effective pricing of our offerings, and sustain and expand our relationships with existing retailers, customers, brands, and shoppers;

- accurately forecast our revenue and plan our operating expenses and investments for future growth;

- successfully compete with other companies that are currently in, or may in the future enter, the markets in which we compete, and respond to developments from these competitors such as pricing changes and the introduction of new services;

- hire, integrate, and retain talented sales, customer service, engineering, and other personnel;

- comply with existing and new laws, regulations, and judgments or settlements applicable to our business;

- successfully expand in existing markets and enter new markets, including new geographies, retail categories, and fulfillment methods;

- increase the adoption of our Instacart+ membership program to drive increased customer engagement;

- successfully launch new offerings and enhance Instacart and its features and use cases, including in response to new trends or competitive dynamics or the needs of retailers, customers, brands, and shoppers;

- increase the revenue generated by our Instacart Ads offerings;

- successfully identify, acquire and integrate, or invest in businesses, products, or technologies that we believe could complement or expand our offerings;

- enter into and maintain strategic partnerships, including our partnership with Uber to offer their restaurant delivery services on our platform;

- avoid interruptions or disruptions in our services;

- provide retailers, customers, brands, and shoppers with high-quality support that meets their needs;

- effectively manage growth of our infrastructure, personnel, and operations, particularly due to our Flex First workforce model that permits employees to elect to work remotely;

- effectively manage our costs related to our fulfillment methods; and

- maintain and enhance our reputation and the value of our brand.

As a result, you should not rely on our GTV, revenue growth rate, or other key business metrics for any prior quarterly or annual period as an indication of our future performance.

In addition, our ability to forecast, and to provide guidance to investors regarding future operating results and key financial metrics is inherently uncertain. Our business is complex, relatively young and subject to significant impacts from events or evolving regulations beyond our control. All forecasts should be viewed as our good faith expectation at the time originally made, but not accorded undue weight.

We also expect to continue to expend substantial financial and other resources to grow our business, which may not result in sufficient growth or increased profitability to offset the cost of such investments. We may also fail to allocate our resources in a manner that results in increased GTV or revenue growth or improved margin. If our GTV or revenue growth rates decline or our margin is negatively impacted, investors' perceptions of our business and the trading price of our common stock could be adversely affected.

If we fail to cost-effectively acquire new customers or increase the engagement of our existing customers, including through effective marketing strategies, our business would be harmed.

The growth of our business is dependent upon our ability to continue to grow our offerings by cost-effectively increasing our engagement with existing customers and acquiring new customers. If we fail to do so, the value of our offerings will be diminished, and we may have difficulty attracting and engaging retailers and brands. The number of customers and their level of engagement on Instacart may decline materially or fluctuate as a result of many factors, including, among other things:

- dissatisfaction with the operation of, or pricing on, Instacart, including our customer support services, or the quality and performance of the offerings, services, and technology of our partners;

- the actual or perceived quality of service provided by shoppers, such as picking the wrong item, making a poor substitution for out of stock items, failing to deliver items on a timely basis or at all, failing to complete requested tasks or otherwise follow customer instructions, or customers having negative experiences in their interactions with shoppers, particularly during demand surges;

- cost of using Instacart compared to in-store shopping or other alternatives, including as a result of customer fees and differences between online and in-store prices and promotions;

- the actual or perceived value or quality of our membership offering and membership benefits;

- the actual or perceived value or quality of service, or the quality, pricing, and availability of products provided by retailers, including as a result of disruptions in the global supply chain;

- the breadth and variety of retailers that are available to customers on Instacart, including retailers with whom we have a limited or informal arrangement for availability on Instacart;

- macroeconomic uncertainty, including as a result of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, as well as related price increases, inflation risk, and actual or perceived risk of an economic recession;

- future public health outbreaks, or a future outbreak of disease or similar public health concern;

- market acceptance of online grocery shopping and our in-store technology offerings;

- negative publicity related to our brand, including as a result of safety incidents, dissatisfaction with our offerings, and other events;

- actual or perceived public policy positions;

- failure to maintain good relationships with shoppers resulting in fewer shoppers available for customers, particularly during peak demand; or

- dissatisfaction with the user experience on our platform, new and current offerings, or changes we make to our offerings.

Although we believe that many customers originate from word-of-mouth customer acquisition and other non-paid referrals, we expect to continue to expend resources for customer acquisition and engagement, including through offering discounts and running promotions, all of which could impact our overall profitability. We have in the past experienced and may continue to experience decreases in new customer acquisition rates and customer retention, which have negatively impacted and may continue to negatively impact GTV and orders. As a result, we have increased and may continue to increase our customer acquisition spend, including incentives, paid marketing, and brand marketing campaigns to acquire new customers and increase the engagement of our existing customers, which may harm our margin and profitability and our efforts to drive efficiencies in our operating expenses. If we are not successful in, or reduce, our marketing investments, we may not be able to retain our existing customers or convert first-time customers, including those using consumer incentives such as discount promotions, into customers who regularly use and engage with our offerings. Further, we may not be able to accurately assess the effectiveness of our marketing campaigns and strategies in acquiring new customers or increasing existing customer engagement for several periods. The effectiveness of our marketing campaigns and strategies may also be obfuscated due to temporary or periodic external factors, such as future public health outbreaks, macroeconomic factors, and changes in the regulatory landscape. Failure to effectively design and conduct such campaigns and strategies may negatively impact our ability to acquire new customers and increase engagement with existing customers, which would harm our revenue growth and business. Consumers also have different grocery needs and preferences depending on demographics, and these priorities may shift as they age. We face heavy competition for consumers in certain demographics, including those in younger age groups who prioritize use cases, features, and fulfillment options that are different from customers in older age groups, such as convenience and specific product categories, as well as those in different income groups who may prioritize affordability over convenience or selection. If we do not successfully address the current and future needs of consumers in different demographics, primarily certain age and income groups, including through brand marketing campaigns and introduction and promotion of relevant use cases, features, fulfillment options, and other functionalities, we may be unable to attract new customers or increase engagement with existing customers. In addition, we may also experience increased customer churn, including to competitors, which would harm our business.

Many customers initially access Instacart to take advantage of certain promotions, such as discounts and other reduced fees. We strive to demonstrate the value of our offerings to such customers, thereby encouraging them to access Instacart regularly or subscribe to Instacart+, through prompts, notifications, and reduced fees or time-limited trials of Instacart+ and other offerings. However, these customers or other customers we acquire inorganically may be lower intent users of Instacart with reduced engagement compared to customers that we acquire organically, may never convert to paying Instacart+ members, or may discontinue using Instacart after they take advantage of our promotions. Further, our initiatives to retain customers, such as encouraging them to subscribe to Instacart+ or providing additional use cases and fulfillment options, may result in negative impacts to other metrics. For example, an increase in Instacart+ orders, changes in product categories shopped, reduced spend on more premium or discretionary products, or a shift toward convenience or priority, may result in a decrease in average order value. Such shifts may also negatively impact certain retailers' and brands' actual or perceived benefit from engaging with Instacart.

We regularly provide customers with appeasement credits and refunds as well as incentives for future orders, which measures are intended to counteract any reputational harm and maintain customer satisfaction but are accounted for as direct reductions to our transaction revenue. These negative impacts to our revenue have harmed, and may continue to harm, our margin and results of operations, and the related customer dissatisfaction negatively impacts customer retention and engagement as well as our ability to continue growing our orders, GTV, and Instacart+ adoption. These negative impacts particularly harm our ability to engage with and retain customers in demographic groups that are historically less prevalent on Instacart, such as lower income customers, who may attribute less value to Instacart compared to alternatives due to these negative impacts. Efforts to reduce the overall costs associated with these appeasement credits and refunds, including by reducing appeasement credits and refunds generally, may also create reputational harm and impact our ability to attract or retain customers. Failure to retain existing customers or acquire new customers may also harm our relationships and commercial arrangements with retailers and brands as well as our ability to attract new retail and brand partners. Past and future changes to the fees that we charge our customers may also reduce overall engagement by our customers or negatively impact new customer acquisition. If we are not able to continue to expand our customer base or fail to retain or drive greater engagement of customers or increase demand for our full-price or paid services, such as Instacart+, while balancing the interests of other constituents on Instacart, our revenue may grow slower than expected or decline, and our margin may be negatively impacted.

We have a limited history operating our business at its current scale, scope, and complexity in an evolving market and economic environment, which makes it difficult to plan for future operations and strategic initiatives, predict future results, and evaluate our future prospects and the risks and challenges we may encounter.

We have significantly scaled and expanded our business and operations, which has led to increased usage of our offerings from new and existing customers. Accordingly, we have limited experience in, and data and results from, operating our business at its current scale, scope, and complexity and in a rapidly evolving market and economic environment. As a result, our ability to plan for future operations and strategic initiatives, predict future results of operations, and plan for and model future growth in orders, GTV, revenue, expenses, and prospects is subject to significant risk and uncertainty as compared to companies with longer and more consistent operating histories and in more stable macroeconomic or regulatory environments and industries. In particular, we face risks and challenges relating to our ability to, among other things:

- accurately forecast our orders, GTV, and revenue and budget for and manage our expenses;

- attract new retailers, customers, brands, and shoppers and retain or increase the engagement of existing retailers, customers, brands, and shoppers in a cost-effective manner;

- enter into and maintain strategic partnerships, including our partnership with Uber to offer their restaurant delivery services on our platform;

- comply with existing and new laws, regulations, and judgments or settlements applicable to our business;

- plan for and manage capital expenditures;

- anticipate and respond to macroeconomic changes and changes in the markets in which we operate, including as a result of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, as well as related price increases, inflation risk, and actual or perceived risk of an economic recession;

- maintain and enhance the value of our reputation and brand;

- effectively manage our growth as the market for online grocery shopping continues to evolve;

- effectively deploy our capital toward strategic initiatives;

- successfully expand our geographic reach;

- hire, integrate, and retain talented people at all levels of our organization; and

- successfully maintain and enhance our offerings and our technology infrastructure for retailers, customers, brands, and shoppers.

Our future growth will depend heavily on our ability to successfully execute on our strategic initiatives. For example, as we continue to expand our business, we have introduced and scaled new features, use cases (such as convenience and restaurants), fulfillment options (such as pickup and priority), and functionalities in our offerings (such as flyers and loyalty programs), and made strategic investments in new technologies and initiatives (such as our enterprise offerings, including AI Solutions). We have also invested heavily in Instacart Ads capabilities and in growing the number of brands that use our services. In addition, we continue to invest in international expansion and strategic initiatives such as Instacart Business and Instacart Health to expand the scope of our business. Our future growth depends on the perceived value of our expanded offerings as a whole to retailers, customers, brands, shoppers, and strategic partners, as well as our ability to balance the effects of various strategic initiatives, including our focus on further scaling our operations to improve our margin and profitability. For example, we may experience fluctuations in our growth due to changes in average order value as a result of restaurant orders and lowered basket minimums for Instacart+ members to receive $0 delivery fees, new or updated pricing strategies, or other strategic initiatives. We have limited experience operating this expanded business model and may not be able to accurately predict and plan for the impacts it may have on our growth rates, revenue mix, margin, and profitability, as well as outside factors that may impact our business model, such as changes in consumer shopping behavior, retailer preferences, competition, and macroeconomic factors.

Our limited history and experience operating our current business may also negatively impact our ability to plan strategic investments and initiatives to further expand our business and offerings, including to support our retail partners, customers, brand partners, and shoppers, certain of which may require significant capital expenditures and future operating expenses that may be difficult to forecast. In addition, existing and future operational and strategic initiatives may have lengthy return on investment time horizons, such as brand marketing campaigns, new marketing, merchandising, and consumer awareness strategies, Connected Stores, AI Solutions, and international expansion. As a result, we will not be able to adequately assess the benefits of such initiatives until we have made substantial investments of time and capital, resulting in high opportunity costs. The online grocery industry and competitive landscape also continue to evolve, which will require us to address shifting competitive pressures and further stresses our ability to plan for operational and strategic initiatives and forecast our future results of operations. We are also devoting significant resources to retain, manage, and train employees in information technology infrastructure, financial and accounting systems and controls, sales and marketing and engineering capabilities, operations and support infrastructure, as well as employees in geographically dispersed locations to service new and existing customers. We may not successfully accomplish any of these objectives in a timely manner or at all.

You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets, in particular, markets such as the online grocery industry that are or could be materially impacted by significant regulatory changes, tariffs or other trade restrictions, global pandemics, and economic recessions. If our assumptions regarding the risks and uncertainties that we consider in planning and operating our business are incorrect or change, or if we do not address these risks and uncertainties successfully, including due to the lack of historical data from and experience in operating our business at its current scale, scope, and complexity, the continued evolution of our business and the online grocery industry, or other factors, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations could be adversely affected.

We have a history of losses, and we may be unable to sustain or increase profitability or generate profitable growth in the future.

Although we have generated profit in recent periods, including net income of $457 million and $447 million for the years ended December 31, 2024 and 2025, respectively, we have historically experienced significant net losses, including a net loss of $1.6 billion for the year ended December 31, 2023, primarily as a result of stock-based compensation expense we recognized in connection with the vesting of certain restricted stock units ("RSUs") and vesting of restricted stock in connection with our initial public offering ("IPO"). As of December 31, 2025, we had an accumulated deficit of $4.5 billion. We will need to sustain or increase revenue while managing our costs to sustain or increase profitability.

Our ability to generate and expand profitability is highly impacted by growth in our diversified revenue streams and our ability to drive operational efficiencies in our business. Our efforts to maintain and increase our profitability may not succeed due to factors such as evolving consumer behavior trends in grocery shopping, including the impacts of future public health outbreaks, impacts on prices of goods due to trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, inflationary pressures or other factors, actual or perceived risk of an economic recession, unfavorable macroeconomic conditions, customer engagement and retention, changes in our revenue mix and retailer, customer, and brand partner fees, the costs associated with complying with evolving regulatory regimes, including costs associated with order fulfillment, collection, and credit risks, our ability to hire and retain highly skilled personnel, our ability to effectively scale our operations, and the continuing evolution of the online grocery industry, many of which are beyond our control.

Our ability to generate and expand profitability also depends on our ability to manage our costs. We have expended and expect to continue to expend substantial financial and other resources to:

- increase the engagement of retailers, customers, brands, and shoppers;

- drive adoption of our offerings through marketing and incentives and increase awareness through brand campaigns;

- enhance Instacart with new offerings, including through partnerships, use cases, features, including flyers and loyalty programs, fulfillment options, member benefits, such as unlimited $0 delivery fees on orders over a certain size, and other exclusive benefits for Instacart+ members, and functionality, including through strategic investments and expanded technologies, such as AI Solutions; and

- invest in our operations to continue scaling our business and expanding internationally to achieve and sustain long-term efficiencies.

These investments may contribute to net losses in the near term. We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses or realize the benefits we anticipate. Certain initiatives may also require incremental investments or recurring expenses and may not be accretive to revenue growth, margin, or profitability for a longer time period, if at all. Many of our efforts to increase revenue and manage operating costs are new and unproven given the unique and evolving complexities of our business and the evolving nature of the grocery industry. Any failure to adequately increase revenue or manage operating costs could prevent us from sustaining or increasing profitability. Expansion of our offerings, such as to include new use cases, technologies, fulfillment options, geographic markets, or retail categories, may initially harm our profitability. We have also made and may continue to make concessions to retailers that are designed to maximize profitability in the long term but may decrease profitability in the short term. These retailer concessions negatively impact our revenue and financial results and the process for determining and quantifying the impact of these concessions requires judgment and estimates. As a result, the impact of retailer concessions on our financial results may continue into future periods or have higher impacts than we anticipate. We may also incur higher operating expenses as we implement strategic initiatives, including in response to external pressures such as competition, retailer consolidation, and evolving consumer behavior trends in grocery shopping. For example, our sales and marketing expenses as well as consumer incentive costs have increased and may continue to increase in the near term. Additionally, we may not realize, or there may be limits to, the efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the shopping experience, and optimize costs such as shopper earnings, payment processing, customer and shopper support, and shopper acquisition and onboarding costs. We have expanded gross margin and optimized operating costs through these efficiencies in the past, but the pace of such expansion has normalized and may decelerate further in the future. We may encounter unforeseen operating expenses, difficulties, complications, delays, and other factors, including as we expand our business, execute on strategic initiatives, continue to expand internationally, and navigate macroeconomic uncertainty and any future public health concerns or outbreaks, which may result in losses or a failure to generate or expand profitable growth in future periods.

In addition, we have granted RSUs to our employees and directors, which primarily vest upon the satisfaction of a service-based vesting condition. Stock-based compensation expense related to these RSUs and other outstanding equity awards will result in fluctuations in our expenses in future periods.

As such, due to these factors and others described in this "Risk Factors" section, we may not be able to sustain or increase profitability or generate profitable growth in the future. If we are unable to sustain or increase profitability, the value of our business and the trading price of our common stock may be negatively impacted.

The success of our business is dependent on our relationships with retailers. The loss of one or more of our retail partners or reduction in their engagement with Instacart could harm our business.

In order to attract and expand our relationships with consumers, brands, and shoppers, we must attract new retailers and maintain our relationships with existing retailers. Consumers have strong preferences for their favorite retailers due to the trust these retailers have created over generations, and our ability to increase consumer and brand adoption of Instacart depends on our ability to attract and maintain our retail partners and maintain or increase their adoption of our offerings.

Our ability to attract and retain retailers depends on our ability to generate revenue for them. Retailers will not continue to do business with us if they do not believe that partnering with Instacart will generate a competitive return relative to other alternatives, including from our competitors. Retailers have in the past chosen, and could continue to choose, to partner with other online grocery platforms (exclusively or otherwise) or develop or acquire their own online grocery platforms, in either case in a specific geographic market or overall. Retailers may also choose to develop, acquire, or partner with other companies (exclusively or otherwise) for access to products and offerings for specific use cases, fulfillment options, features, or technologies, such as brand advertising and retail media platforms, prepared meals, shopping cart or checkout technologies, and others. Our future growth depends in part on our ability to not only engage new retailers but also to retain and expand existing retailer engagement with Instacart. However, retailers may decrease their engagement with Instacart based on factors that may not be within our control or whose impacts are difficult to predict. For example, macroeconomic effects from supply shortages and inflation have previously resulted in fluctuations in consumer shopping behaviors and preferences. An increase in retailer operating costs, or other deterioration in the financial condition of retailers, whether due to macroeconomic conditions or otherwise, could cause retailers to raise prices, renegotiate contract terms, or cease operations, which we expect may influence our retailer fee terms. Further, as we expand our own offerings, changes in the mix of customer engagement with our existing and new use cases, fulfillment options, features, and technologies, as well as any changes in online shopping behaviors, may also result in a decrease in engagement for certain retailers, due to less favorable economics or changes in retailers' strategic focus. We may not be able to accurately predict the extent of the impact of the factors above on our business and growth initiatives and resulting new trends in retailer strategies and preferences, including due to our limited experience in operating our business at its current scale, scope, and complexity and limited historical data regarding impacts of these factors, which may harm our revenue growth, margin, and results of operations.

We enter into services agreements with our retail partners that provide for service fees in exchange for providing access to our technology platform. We recognize revenue as a percentage of the total purchase value from the sale of goods, a per transaction fee, the difference in price between amounts charged to customers for goods and the actual settlement price to the retailer for the goods, a license fee for the use of our technology platform, or a combination thereof. Payment by retailers is generally due immediately to 45 days upon receipt of invoice. Retailers have in the past decided and may in the future decide to not renew their agreements while others have in the past modified and may in the future modify their agreement terms in a cost-prohibitive or strategically detrimental manner when their agreements are up for renewal due to factors such as macroeconomic uncertainty, dissatisfaction with existing or proposed terms in their service agreements, changes in consumer shopping behavior and preferences on Instacart and among our use cases, fulfillment options, and competitive offerings. For example, we have modified, and may need to modify in the future, retailer fee arrangements to attract and retain retailers, modify payment processing arrangements, or make other changes that reduce our transaction revenue, in each case due to competition, retailer business downturns, and other factors. Some retailers have in the past shifted and may in the future shift away from exclusive arrangements with us for various reasons, including to partner with other or additional online grocery platforms, and additional retailers may decide to shift away from such arrangements in the future. Our inability to maintain our relationships with retailers on terms consistent with or better than those already in place and that are otherwise favorable to us could increase competitive pressure, impact grocery product and/or offering pricing, and otherwise adversely affect our business, financial condition, and results of operations. Retailer consolidation may also result in a decrease in or cessation of engagement with Instacart, or result in Instacart receiving less favorable contract terms with the consolidated entity.

Retailers could also experience downturns or fail, including due to macroeconomic pressures, experience labor shortages or disputes, fail to adopt additional offerings or fulfillment methods or fail to launch or utilize our offerings in the manner and timing that we expect, or cease using Instacart altogether for many reasons. The grocery industry has traditionally been slow to adopt new technologies, fulfillment options, and online enablement in general, including due to lack of confidence in the online grocery industry, preference for in-store shopping due to resulting organic shopping behaviors, or general resistance to adopting Instacart, and is typically characterized by comparatively lower margin and high cash needs. As a result, we have at times experienced, and may continue to experience, slower adoption and implementation of our offerings by our retail partners as well as retailer turnover. If we lack a sufficient variety and supply of retailers, or lack access to the most popular retailers, such that Instacart becomes less appealing to consumers and brands, our business may be harmed.

We currently generate significant GTV and revenue from a small number of retailers. Our top three retailers accounted for approximately 43% of our GTV for the years ended December 31, 2023 and 2025, and 42% for the year ended December 31, 2024. While GTV and revenue from our largest retail partners may decrease as a percent of our total GTV and revenue over time as we generate more GTV and revenue from other retailers, we believe that GTV and revenue from our largest retailers will continue to account for a significant portion of our GTV and revenue for the foreseeable future. If any of these retailers were to suspend, limit, or cease their operations or otherwise terminate their relationships with us, the attractiveness of Instacart to consumers and brands could be materially and adversely affected.

We are continuing to build our Instacart Ads offerings. If we fail to grow our advertising revenue, our business, financial condition, and results of operations would be negatively impacted.

We are continuing to build, grow, and scale our Instacart Ads offerings and our advertising revenue model. Our agreements with brand partners provide that service fees are paid for continually promoting a brand during the duration of the term applicable to a given advertising campaign. Contracts applicable to a given advertising campaign are typically less than one year in duration. We primarily recognize revenue in the amount that we have the right to invoice as advertising services are rendered, which occurs upon delivery of clicks, upon delivery of impressions, over the contract term on a fixed fee basis, or upon redemption of coupons. Payment for our advertising offerings is generally due 30 to 90 days after receipt of invoice. Although we have significantly grown our advertising and other revenue and launched a number of new advertising capabilities in recent years, we are still optimizing and refining the execution of our growth strategy for our Instacart Ads offerings and face certain challenges associated with scaling such newer offerings. As such, there is no assurance that this advertising revenue model will continue to be successful or that we will generate increasing advertising revenue, and the pace of expansion of our Ads offerings may fluctuate. To sustain or increase our advertising revenue, we must attract new brands and encourage existing brands to maintain or increase their advertising spend on Instacart given we do not typically have long-term commitments from brands. To do this, we must expand the number of markets and surfaces where we offer advertising, attract new retailers, marketplaces, and platforms and expand our relationships with existing retailers, marketplaces, and platforms, acquire new customers and increase the engagement of existing customers, and increase the breadth and functionality of our advertising products to create more value for our brand partners, including new advertising formats, new measurement tools, increased brand awareness, and other capabilities to deliver attractive return on investment to brand partners. If we are unable or choose not to expand our advertising markets, develop or pursue innovative advertising models and offerings, expand our relationships with more retailers, marketplaces, and platforms, acquire new customers or increase the engagement of existing customers, or acquire new brand partners or increase the engagement of existing brand partners, we may not be able to successfully grow our advertising and other revenue. In addition, our advertising and other revenue growth rate and our advertising and other investment rate have fluctuated and may continue to fluctuate, particularly during periods of acceleration or deceleration in our GTV growth. Our advertising and other investment rate may also fluctuate if we generate more GTV from sources where we do not provide advertising or where we have recently enabled advertising, such as from certain new offerings or use cases and from retailers' owned and operated online storefronts including those utilizing Instacart API that do not partner with Carrot Ads.

Changes to our advertising policies and privacy, data security, and data protection practices, laws, legislation, or regulations, or the regulatory enforcement thereof, may affect the products that we are able to provide to brands, which could harm our business. Actions by operating system platform providers or application stores such as Apple or Google may also affect our offerings or services or how we collect, use, and share data from end-user devices in connection with Instacart Ads. For example, Apple implemented a requirement for applications using its mobile operating system, iOS, to affirmatively (on an opt-in basis) obtain an end user's permission to track user activity across apps or websites or access users' device advertising identifiers for advertising and advertising measurement purposes, as well as other restrictions. Additionally, many state legislatures have enacted laws and regulations granting consumers the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration and imposing certain obligations on covered businesses with respect to consumers' personal data. Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Individuals are now more aware of options related to consent, privacy preference mechanisms (such as browser signals from the Global Privacy Control), and "ad-blocking" software to prevent the collection of their personal data for targeted advertising purposes. The long-term impact of these and other privacy and regulatory changes remains uncertain and may harm our growth, business, and profitability.

In addition, expenditures by brands tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions have also adversely affected the demand for advertising and caused brands to reduce the amounts they spend on advertising. For example, we have seen and may continue to see reduced demand for advertising from brands that are exercising caution with their spending budgets and either slowing or reducing their campaigns due to, among other things, macroeconomic uncertainty, including as a result of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, global supply chain disruptions, labor shortages or disputes, changing consumer preferences, geopolitical conflicts, and reduced consumer confidence. These factors have had a negative impact on our advertising revenue, and such impact is expected to continue in future periods. These factors may also negatively impact our ability to forecast our advertising revenue as the extent of the ongoing impact of these macroeconomic factors on our business and on global economic activity generally is uncertain and may continue to adversely affect our business, operations, and financial results. In addition, brand partners have in the past reduced, and may in the future reduce, their spend on Instacart as a result of decreases in our GTV growth, the timing of adoption of new advertising formats and offerings, or for any other reason, which has in the past resulted and may continue to result in reductions in the growth of brand partner digital marketing spend on Instacart and related decreases in advertising and other revenue growth in future periods. Our ability to sustain or increase profitability depends in part on our advertising revenue, and failure to maintain or grow our advertising revenue could harm our prospects, business, financial condition, and results of operations, as well as impact our ability to strategically lower fees and invest in larger marketing campaigns, new offerings, and select geographic expansions.

The markets in which we participate are highly and increasingly competitive, with well-capitalized and better-known competitors, some of which are also partners. If we are unable to compete effectively, our business and financial prospects would be adversely impacted.

The markets in which we compete are evolving rapidly and are highly competitive with increasing competitive pressure. Our business is complex and encompasses a range of technologies, offering types, and fulfillment methods that serve the diverse needs of our constituents.

With respect to Instacart Marketplace, our current and potential competitors include, but are not limited to: (i) existing and well-established online grocery or shopping alternatives, including digital-first platforms, such as Amazon and Thrive Market, (ii) brick-and-mortar retailers that have their own digital and fulfillment offerings, such as Target and Walmart, some of which decide to partner with Instacart to complement their own offerings, (iii) companies that provide e-commerce and fulfillment services for third parties, including retailers, whether online or offline, such as DoorDash, Shipt (acquired by Target), and Uber Eats, (iv) digital-first platforms entering the grocery market by owning inventory, including DashMart (owned by DoorDash), Fresh Direct (owned by Getir), and Gopuff, which may include existing retailers on Instacart, which could eventually eliminate their need to partner with us or limit their use of Instacart Marketplace, (v) companies that provide e-commerce and fulfillment services that focus on discrete categories of products, such as alcohol or prescription delivery, and (vi) companies that offer direct to consumer ingredient or meal offerings, such as Blue Apron (owned by Wonder Group) or Misfits Market, some of which may partner with Instacart to complement their own offerings. Most consumers currently choose to shop for themselves at brick-and-mortar grocery stores, regardless of whether we partner with the retailers that operate these stores. Also, the cost to switch between providers of online grocery shopping is low for consumers, and consumers within various demographics have a propensity to shift to the lowest-cost or highest-quality provider and may use more than one platform.

With respect to Instacart Enterprise platform, our current and potential competitors include, but are not limited to: (i) companies that are focused on the online grocery enterprise services industry, as well as larger enterprise software companies that have products and services that provide retailers with some of the benefits we offer through Instacart Enterprise platform, (ii) micro-fulfillment or automated warehouse providers that support grocery retailers' owned and operated offerings, such as Ocado, and (iii) existing and potential retailers on Instacart who develop or may in the future develop their own enterprise e-commerce system. In addition, our competitors include companies that provide point solutions for individual components of Instacart's e-commerce offering such as picking technology, retail media network solutions, and AI-powered grocery tools. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, including retailers. While there may be costs to switch between enterprise products, retailers may shift to the platform that offers the lowest service fee for their products and provides the highest volume of orders, or build their own. Our Instacart Enterprise platform also includes in-store technology offerings, including Caper Carts, FoodStorm, Carrot Tags, and other in-store applications, which face competition from other retailer technology solution providers, such as Amazon and Hanshow.

With respect to Instacart Ads, our current and potential competitors include, but are not limited to: (i) third-party platforms that assist retailers with monetization of their digital offerings for consumers, such as CitrusAd (acquired by Publicis Groupe), Criteo, Moloco, and Quotient, (ii) first-party retailer-owned solutions that provide online advertising opportunities to brands on their owned and operated domains, such as Amazon, Kroger, Target, Walmart, and others, some of which are also retailers on Instacart, (iii) companies that provide e-commerce and fulfillment services for third parties, including retailers, which currently offer or may in the future offer advertising products, such as DoorDash and Uber Eats, and (iv) companies that offer established online advertising products that are not specifically limited to the grocery industry, such as those offered by Amazon, Google, Meta, and Snap.

With respect to restaurants offered on Instacart's Marketplace via our partnership with Uber, there are a number of competitors to such offering available through Instacart including, but not limited to: (i) local on-demand delivery companies such as DoorDash, Uber Eats via Uber's native applications, and Grubhub (acquired by Wonder), (ii) restaurants that have their own online ordering platform or online ordering systems, and (iii) other businesses that offer online ordering of prepared meals. Many consumers also rely on offline ordering channels, such as take-out offerings, telephone, and paper menus advertised by restaurants to consumers. The cost to switch between providers of online restaurant delivery is low for consumers, and consumers within various demographics have a propensity to shift to the lowest-cost or highest-quality provider and may use more than one delivery platform. In addition, competitors may offer different restaurant selection or restaurant delivery focused memberships that discourage consumers from switching to our offering.

We also compete for shoppers with many of the same companies with which we compete for customers, as well as companies in industries unrelated to ours that offer personal task-based services. The majority of shoppers do not shop on Instacart as their primary occupation or source of income. As such, a shopper, or someone considering to be a shopper, weighs that opportunity against others, such as traditional employment, personal task-based services, school, personal time, or other options in the labor market. Because switching costs are low, shoppers may shift to another platform that has higher, or is perceived to have higher, earnings potential.

Further, while we work to expand further in the United States and Canada and scale international markets, and introduce new offerings across a range of industries, many of our competitors remain focused on a limited number of products or on a narrow geographic scope, allowing them to develop specialized expertise and employ resources in a more targeted manner than we do. As we and our competitors introduce new offerings, and as existing offerings evolve, we expect to become subject to additional competition. If we are unable to offer comparable or superior offerings, our business may be adversely affected. In addition, our competitors may adopt certain of our features, or may adopt innovations that consumers value more highly than ours, which would render our offerings less attractive or reduce our ability to differentiate our offerings.

Many of our competitors are well-capitalized and are able to offer discounted or free services, shopper incentives, consumer discounts and promotions, innovative products and offerings, and alternative pricing models, which may be more attractive to retailers, consumers, brands, or shoppers than those that we offer. In addition, we may not be able to effectively compete with service offerings from vertically integrated competitors, such as Amazon or Gopuff, which control both the brick-and-mortar retailer and online fulfillment technology. Certain brick-and-mortar retailers that have their own digital offering, such as Walmart, also have significant size, scale, geographic, and customer base advantages, which may allow them to grow online sales or capture increasing share of the online grocery market or advertising budgets more effectively and at a faster rate than us. Competitors may also offer fulfillment options from our retail partners, despite having no formal engagement with such retailers. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger consumer and shopper bases in a particular geographic area. In addition, our competitors in certain geographies enjoy substantial competitive advantages, such as greater brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and/or fewer regulatory challenges. Smaller competitors may be more nimble at anticipating and meeting changing market dynamics and new entrants to online grocery are able to initially grow grocery sales at a faster rate due to their smaller scale, which has attracted advertising budget to certain of these competitors. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our offerings less attractive. In addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits.

For all of these reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively would have an adverse effect on our ability to acquire new retailers, customers, and brand partners or increase the engagement of our existing retailers, customers, and brand partners, or would otherwise harm our business, financial condition, and results of operations. Third parties may also gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

If we fail to cost-effectively engage, attract, or retain shoppers on Instacart, our business could be harmed.

Shoppers perform certain tasks for customers, including picking and delivering goods, on Instacart. We enter into agreements with shoppers for them to provide fulfillment and other services to customers through Instacart and our technology. Our agreements with shoppers generally remain in effect until terminated by the shopper or by us. Shoppers may generally terminate their agreements with us at any time by providing us written notice and such agreements do not provide for any exclusivity.

If there are not enough shoppers on Instacart, customer orders may be late, go unfulfilled, or be incorrectly fulfilled, which would have a negative effect on those impacted customers and retailers and consequently on our business. If there are too many shoppers on Instacart, there may be an insufficient number of customers placing orders to keep shoppers occupied, engaged, and satisfied with their earnings potential on Instacart. If we are unable to attract shoppers on favorable terms or increase utilization of Instacart by existing shoppers, if we lose shoppers on Instacart, or if shoppers determine it is no longer economically worthwhile to provide services on Instacart due to factors that may be beyond our control, including the costs of gasoline, vehicles, or insurance, changes in consumer behaviors in grocery shopping, and actual or perceived economic advantages of providing services with other companies that engage independent contractors, including our competitors, our growth objectives and our business and prospects could be seriously harmed.

The number of shoppers on Instacart could decline or fluctuate as a result of a number of factors, including shoppers choosing not to provide their services through Instacart as a result of being dissatisfied with their earnings potential, our pay model or changes to our pay model, changes to the terms of our independent contractor agreement, shopper incentives, our retail partners, having a poor experience on Instacart, or deciding to pursue other work opportunities. Many shoppers provide services part-time and have other independent contracting work or employment. Factors outside of our control, including macroeconomic factors, and improvements in labor markets, may cause shoppers to cease providing services on Instacart and become employees elsewhere. Shopper dissatisfaction has in the past resulted in shopper protests, coordinated shopper work stoppages, shoppers choosing not to provide their services through Instacart, and negative press. Any protests, work stoppages, or refusals to provide services may result in interruptions to our business or negative publicity and may otherwise harm our business and reputation. While we have implemented strategic initiatives and commitments to bolster our reputation with shoppers in the past, and intend to continue implementing such initiatives and commitments in the future, there can be no assurance that these will be effective to retain shoppers and maintain or improve our reputation with shoppers.

From time to time, we have experienced, and expect to continue to experience, shopper shortages, often due to factors that are not within our control and which may be difficult to predict. Shoppers have significant flexibility regarding the in-store tasks they want to perform, including when, where, and how they wish to shop and may also provide services on other app-based platforms. To the extent that we experience shopper shortages, we may need to provide or increase incentives to shoppers in order to attract them to Instacart, which would negatively impact our financial results. Our expectations and predictions for shopper needs and preferences may also be inaccurate or incomplete, including due to a lack of historical data for our current scale and scope of operations or due to consumer demand surges that can arise due to factors outside of our control, such as inclement weather. Under these circumstances, we may not be able to attract enough shoppers to fulfill orders in a timely manner even with shopper incentives. Consequently, if shopper shortages lead to the inability of customers to place orders through Instacart or to delayed or incorrect orders, we may lose customers to other online grocery platforms or to other modes of shopping, particularly customers in certain demographic groups who have historically been less prevalent users of Instacart and are more difficult to engage or retain, which would harm our growth, profitability, and results of operations. Finally, the loss of customer orders due to a lack of shoppers to fulfill them or due to incorrect order fulfillment may reduce the perceived value of our offerings to retailers, who may in turn leave Instacart.

In addition, authorities have passed laws or adopted regulations, and may continue to do so in the future, requiring shoppers in the applicable jurisdiction to undergo a materially different type of qualification, training, licensure, screening, or background check process, which could be costly and time-consuming. These laws have also in the past imposed and may in the future impose requirements forcing us to fix minimum levels of compensation and provide certain benefits for shoppers, disclose additional details about orders, prices, and shopper earnings, and handle shopper account deactivation in a prescribed manner, which could force us to create new administrative processes and negatively affect our ability to attract and retain retailers, customers, or shoppers, as well as require us to share competitively sensitive information that may cause harm to our business. Court decisions interpreting or otherwise affecting such laws regarding shopper classification or shopper pay and benefits, or interpretations by agencies of the applicability of a retailer or brand collective bargaining agreement to certain tasks shoppers perform, may also negatively affect our ability to attract and retain retailers, customers, or shoppers. Even if some or all of such changes are ultimately not costly or time-consuming, they could reduce the number of shoppers in those markets or extend the time required to recruit new shoppers to Instacart, which could adversely impact our growth, business, and results of operations.

Often, we are forced to balance tradeoffs between the satisfaction of various constituents on Instacart, as a change that one category views as positive may be viewed as negative to another category. For example, we take certain measures that are designed to protect against fraud, help increase safety, and prevent privacy and security breaches, such as imposing certain qualifications for shoppers and terminating access to Instacart for shoppers with reported incidents, that may be popular with consumers but may also damage our relationships with shoppers or discourage or diminish their use of Instacart. Certain measures we take to incentivize shoppers, such as smaller windows for reducing tips after an order is complete, may be popular with shoppers but may also be viewed negatively by consumers who wish to have more flexibility over tipping. Further, increased shopper flexibility in when, where, and how to shop may result in shopper shortages during periods of peak demand, which may cause frustration with retailers and customers. If we do not adequately balance the tradeoffs among the various constituents on Instacart and continuously assess such tradeoffs in the context of prevailing market and competitive factors, our business may be harmed.

The failure to achieve increased market acceptance of online grocery shopping and our offerings could seriously harm our business.

The market acceptance of our offerings is critical to our continued success. Historically, consumers and retailers have been slower to adopt online grocery shopping than e-commerce offerings in other industries such as consumer electronics and apparel. Grocery is a complex market, and improving upon the traditional consumer in-store experience through an online platform or with connected shopping experiences is difficult due to broad consumer demands on selection, quality, affordability, and convenience. Grocery shopping habits and related consumer preferences are complex and diverse across and within geographies and across demographics and age groups. Changing traditional grocery shopping habits is difficult, and if consumers and retailers do not embrace the transition to online grocery shopping and connected shopping experiences as we expect, our business and operations could be harmed. The amount of influence we may have over these shopping habits and preferences, and the methods at our disposal to exercise such influence (including marketing and incentives), may be limited, and we are dependent on external influences over shopping habits and macroeconomic factors. In particular, shopping habits and preferences vary between younger and older consumers, consumers across different income groups, and among other demographic characteristics, and to be successful, we need to effectively increase market acceptance across all age, income, and other demographically different groups by increasing brand awareness and focusing marketing efforts on relevant habits and preferences. Moreover, even if more consumers begin to shop for groceries online, if we are unable to address their changing needs, or the evolving needs of retailers or brands, and anticipate or respond to market trends and new technologies in a timely and cost-efficient manner, we could experience decreased adoption, increased customer churn and lose the support of retailers and brands, any of which would adversely affect our business and results of operations. Demand for our offerings is also affected by a number of factors beyond our control, including macroeconomic conditions, initiatives by retailers to influence shopping behavior, continued market acceptance of our offerings, the timing of development and release of new offerings and features by us, the timing or manner of the adoption of our offerings by retailers and our competitors, changing consumer preferences, technological change, brand recognition, and growth or contraction in our markets. If we fail to achieve increased market acceptance of our offerings, our business could be seriously harmed.

Mergers or other strategic transactions by competitors or retailers could weaken our competitive position and adversely affect our business.

If one or more competitors or retailers were to merge, acquire, or partner with another competitor or retailer, the change in the competitive landscape could adversely affect our ability to compete effectively. Consolidation amongst major retail partners could impact contractual negotiations with such retail partners, result in lower utilization of our products, or lead ultimately to termination of existing retailer engagements. In addition, our competitors may also establish or strengthen cooperative relationships with current or future retailers, brands, and other parties with whom we have relationships, which could limit our ability to promote our offerings to those retailers and reduce our number of customers. As a result of these and future potential acquisitions or strategic partnerships, current and future retailers may begin working more closely, or on an exclusive basis, with other competitors with whom they have combined or otherwise established new relationships. Disruptions in our business caused by these events could adversely affect our business and results of operations.

We expect a number of factors to cause our results of operations and operating cash flows to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to accurately forecast revenue and appropriately plan our expenses;

- macroeconomic uncertainty, including as a result of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies;

- the impact of prior or future public health threats on our business;

- revenue and fulfillment option mix shifts as we enhance Instacart with new offerings, use cases, and functionality, as well as changes in mix of revenue contribution from advertising contracts;

- timing of the recognition of our deferred revenue;

- timing of strategic investments and expenditures, including international expansion;

- fluctuations in operating expenses, including cost of revenue, as we seek to improve efficiencies, comply with changing regulatory requirements, and expand our business, offerings, and technologies;

- changes to financial accounting standards and the interpretation of those standards, which may affect the way we recognize and report our financial results;

- the effectiveness of our internal controls;

- the seasonality of our business, including as a result of inclement weather; and

- our ability to collect payments from retailers and brands on a timely basis.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. In particular, we experienced substantial growth in prior periods and made significant changes to our business, including through scaling our operations to meet the increased demand and implementing new business and product initiatives, which impacted our expenses and margin. These historical shifts and trends are not necessarily indicative of our future performance and may obscure longer term trends in our business and results of operations. Relatedly, even as the circumstances that accelerated the growth and evolution of our business subside, we may experience sudden periods of high demand and related increased costs due to future public health outbreaks or macroeconomic conditions. As such, for these and other factors stated above, quarter-to-quarter and year-over-year comparisons of our results of operations may not be meaningful and should not be unduly relied upon as an indication of future performance.

Our working capital and operating cash flows have fluctuated and may continue to fluctuate significantly from period to period as a result of new initiatives, the timing of payments made to and/or received from retailers, shoppers, and vendors, and certain transaction types, such as those involving EBT SNAP benefits and alcohol sales, which have a more significant impact on our working capital and operating cash flow due to the variability, magnitude, and timing of retailer reimbursements. Additionally, we make substantial weekly payments to shoppers on Tuesdays and Sundays for services delivered on Instacart, and therefore, we expect our reported cash and cash flows from operating activities to be impacted based on the day of the week of each reporting period. Additionally, due to the timing of funding to a certain payment card issuer, we may experience an increase in short-term liabilities based on the day of the week of the last day of each reporting period. Due to this timing, our cash flows from operating activities may not be directly comparable from period to period.

Seasonality may cause fluctuations in our sales and results of operations.

We experience seasonality in both the number of orders and GTV on Instacart, as well as in our advertising and other revenue. We typically see lower levels of order volume in the second and third quarter, resulting from lower usage of our offerings during the spring and summer months, followed by higher levels of order volume during the holiday season. In addition, during periods of inclement weather, the number of available shoppers generally decreases, while the number of orders from customers has typically increased, which may disrupt or obscure typical seasonal trends and make seasonal fluctuations difficult to detect. In addition, our advertising and other revenue has historically been seasonally high in the fourth quarter and seasonally low in the first quarter in a given year as a result of how advertisers deploy their budgets. Seasonality will likely cause fluctuations in our financial results on a quarterly basis. We expect these seasonal trends to become more pronounced over time if our growth slows, although growth in offerings, such as restaurants, acquisitions, and disruptive events, such as future public health outbreaks, may obscure future seasonality trends. Moreover, other seasonal trends may develop, including from new offerings, or these existing seasonal trends may become more extreme, and the existing seasonality and customer and shopper behavior that we experience may change or become more significant, which would contribute to fluctuations in our results of operations.

If we or the third parties we rely on experience a compromise to the confidentiality, integrity, or availability of our or their systems, or to data of our customers, shoppers, partners, employees, or Instacart, we may experience adverse consequences, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences.

Operating our business and platform involves the collection, use, storage, transmission, and other processing of sensitive, proprietary, and confidential information, including personal information of customers, shoppers, and personnel, our proprietary and confidential information, and the confidential information of partners including retailers and brands. Security incidents compromising the confidentiality, integrity, or availability of this information or our IT systems or data (or those of third parties upon which we rely or otherwise engage with), or disrupting our ability (or that of third parties with whom we work) to provide our offerings, products, and/or services, could materially impact our business and results of operations. We face evolving cybersecurity threats and threat actors including but not limited to state-sponsored and advanced persistent threat actors, malicious code and malware (such as viruses, worms and ransomware), social engineering (including deep fakes, which may be increasingly difficult to identify as fake, phishing, and vishing), denial-of-service attacks, credential harvesting, credential stuffing, supply-chain attacks, server malfunctions, software or hardware failures, security bugs, vulnerabilities or misconfigurations in the software or systems on which we rely, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. In addition, malfeasance, error, theft, or misuse by our own personnel or the personnel of our strategic partners, our collaborators, or the third-party service providers with which we engage, of our intellectual property, financial data, or employee, retailer, customer, brand, or shopper data, could adversely affect our business and results of operations, particularly if such information is provided to or accessed by a competitor.

We rely on a number of third parties to operate our critical business systems and to process confidential and personal information, such as the payment processors that process customer credit card payments, cloud service providers, and employee and customer service centers, including those located in other countries. Our ability to require, monitor, and enforce these third parties' information security practices is limited. Because third parties provide operational support to our business and process confidential and personal information on our behalf, we could experience materially adverse consequences as a result of cyberattacks or incidents experienced by those third parties. Third party and supply chain attacks have increased in frequency and severity and we cannot guarantee that the security of our service providers or any of their partners has not been materially compromised. We also cannot be certain that our contracts with these third parties will allow us to obtain indemnification or recovery from them for data security-related liability that they cause us to incur.

Threat actors, nation-states, and nation-state-supported actors now engage, and are expected to continue to engage, in cyber-attacks, including for geopolitical reasons and in connection with military conflicts and operations. Due to the current geopolitical environment, we and the third parties upon which we rely are at heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to maintain, sell, and distribute our offerings and services. In particular, severe ransomware and extortion attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds.

In addition, remote work poses risks to our information technology systems and data, as our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit, and in public locations. For example, technologies in our employees' and service providers' homes are often not as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees' and service providers' homes, or other remote work locations, may be less secure than those used in our offices. There is no guarantee that the privacy, data security, and data protection safeguards we or our service providers have put in place will be comprehensive, or completely implemented, complied with, or effective. Additionally, future and past business transactions with other parties (such as acquisitions, strategic partnerships, collaborations, or integrations) have exposed us to additional cybersecurity risks and vulnerabilities associated with those parties, such as security issues that were not identified during due diligence, and difficulty or incomplete integration of their systems into our information technology environment and security program.

We and our third-party providers regularly experience cyberattacks and other security incidents, and we expect such attacks and incidents to continue. For example, we regularly experience credential stuffing attacks in which malicious third parties use credentials compromised in data breaches suffered by other companies or otherwise improperly obtain credentials to access shopper or customer accounts on Instacart, as well as sophisticated social engineering attacks, which, if successful, could lead to the installation of malware on our network and unauthorized access to and acquisition of information. It is increasingly difficult and costly to detect, investigate, mitigate, contain, and remediate a security incident. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business, which presents additional opportunities for threat actors to gain access to other networks and systems. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited, resulting in a security incident.

While we have implemented security measures designed to protect against security incidents, we and our third party providers cannot anticipate, or implement adequate preventative measures to address all cybercrime and hacking techniques (including the use of AI) used by threat actors, including those that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. Any or all of the following could independently or in the aggregate cause a material adverse impact to our business, financial condition, and results of operations: loss of customer confidence in the security of Instacart and damage to our brand, reduced demand for our offerings, serious disruption of normal business operations, material diversion of resources to investigate and remediate incidents, exposure to legal liability, including through litigation (such as class actions), regulatory enforcement, and indemnity obligations. Further, applicable privacy, data security, and data protection obligations require us to notify relevant stakeholders of certain security incidents, including affected individuals, customers, regulators, and investors, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences, including potential statutory damages. We have expended and may in the future expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. These risks are expected to increase as we continue to grow and process, store, and transmit increasingly large amounts of data, including across different jurisdictions. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy, data security, and data protection obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy, data security, and data protection practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Interruptions or performance problems, including failure to ensure accessibility, associated with our offerings and technology capabilities may adversely affect our business, financial condition, and results of operations.

Our business and future growth prospects depend in part on the ability of our existing and potential customers and shoppers to access our offerings and technology capabilities at any time and within an acceptable amount of time. Instacart is built upon a complex system composed of many interoperating components and incorporates software that is highly extensive. Our software, including open-source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released, and we have in the past released, and may in the future release, new software that inadvertently causes interruptions in the availability or functionality of Instacart. Bugs or errors in our software, including open-source software that is incorporated into our code, misconfigurations of our systems, and unintended interactions between systems have in the past and could in the future result in our failure to comply with certain federal, state, or foreign reporting obligations, cause downtime that would impact the availability of our service to retailers, customers, brands, or shoppers, cause incorrect calculations relating to the prices or discounts available to consumers, cause incorrect calculations relating to the payments we make to or fees we receive from or charge to retailers, customers, brands, or shoppers, or create vulnerabilities in our systems which bad actors may exploit to perpetrate fraud or otherwise harm our business. We have from time to time found defects or errors in our system and may discover additional defects or errors in the future that could result in platform unavailability or system disruption. In addition, we have experienced, and may in the future experience, disruptions, outages, operational errors, and other performance problems due to a variety of other factors, including infrastructure changes, introductions of new functionality, defects in third-party software, human errors, capacity constraints due to an overwhelming number of customers accessing our offerings and technology capabilities simultaneously, website hosting disruptions, cloud provider disruptions, interruptions to business and operations due to malicious actors utilizing bots or other automated means to access Instacart, denial of service attacks, or other security-related incidents. In addition, retailers have experienced these issues, which have impacted the ability of customers and shoppers to place and fulfill orders with those retailers. These events have resulted and may continue to result in losses in revenue including through increased fraud activity and issuing appeasement credits and refunds as well as incentives for future orders to impacted customers and losses of customers or retailers due to perceived weaknesses in our systems and protective measures. In addition, the affected party could seek monetary recourse from us for their losses, and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems or adequate remedies within an acceptable period of time. Moreover, some of our offerings rely on the software and technology capabilities of third parties, our strategic partners, or our collaborators, all of which are subject to the interruption and performance problem risks described above and which have required and will require third-party collaboration to detect and remediate.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our offerings and technology capabilities become more complex and customer traffic increases. When our offerings and technology capabilities are unavailable or customers or shoppers are unable to access our offerings and technology capabilities within a reasonable amount of time or at all, we have experienced and may in the future experience a loss of retailers, customers, brands, or shoppers, lost or delayed market acceptance of Instacart and our offerings, delays in payment to us by retailers, injury to our reputation and brand, regulatory inquiries, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations may be adversely affected. We also rely on systems, including third-party systems, to deliver incentives and communications to customers and shoppers. Failure to properly configure these systems has previously had a negative impact on our business and may adversely impact our business in the future.

If we are not able to continue to introduce new features or offerings successfully and to make enhancements to existing offerings, our ability to grow and operate our business could be adversely affected.

Our ability to attract new retailers, customers, brands, and shoppers and increase revenue from existing retailers, customers, and brands depends in large part on our ability to enhance and improve our existing offerings and to introduce new features or offerings. To grow our business and be competitive, we must develop offerings, features, and functionality that reflect the constantly evolving nature of technology and the needs of retailers, consumers, brands, and shoppers. The success of these and any other enhancements or developments depend on several factors, including their timely introduction and completion, sufficient demand, and cost effectiveness. It is difficult to accurately predict retailer, consumer, brand, or shopper adoption of new features or offerings, and related shifts in consumer shopping behavior, as well as our limited experience in operating our business at its current scale, scope, and complexity. Such uncertainty limits our ability to predict our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot navigate such uncertainties or are unable to successfully develop new features or offerings or to enhance our existing offerings or otherwise overcome technological or regulatory challenges and competing technologies to gain market acceptance, then our business and results of operations will be adversely affected.

Our ability to develop new offerings, features, and functionality to meet industry demands is important to our value proposition to retailers, consumers, brands, and shoppers, and if we fail to continue to successfully innovate, we could lose existing retailers, customers, brands, and shoppers, which could impact our growth and results of operations. We are building and improving machine learning models and other technological capabilities to drive improved customer and shopper experience, as well as efficiencies in our operations, such as optimized payment processing, customer service, shopper acquisition and onboarding, automated key support workflows, and batching, picking, and routing algorithms to help shoppers work more efficiently and with greater accuracy in fulfilling orders. While we expect these technologies to lead to improvements in the performance of our offerings and operations, including inventory prediction and customer traffic prediction and management, any flaws or failures of such technologies could cause interruptions or delays in our service, which may harm our business. For example, failure to accurately collect retailer catalog information, which drives item pricing and availability, or reflect changes to those files in our systems could result in significant losses of revenue.

We are increasing our investment in product development and hiring and retaining highly skilled engineering personnel to support these efforts, but such investments may not be effective in maintaining or improving the experience for retailers, customers, or shoppers or provide a positive return on investment. Moreover, we may make these investments and other business decisions that reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve our offerings, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and research analysts covering us and may also not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected. In addition, technological innovation in the online grocery industry from our competitors or other third parties, such as automation or next-generation fulfillment, could render our offerings less desirable or obsolete.

Artificial intelligence and machine learning solutions, including our use of such solutions and use of such solutions by our competitors, could result in reputational harm, competitive harm, or legal liability, and could adversely affect our results of operations.

We have incorporated and may continue to incorporate additional AI (including machine learning) solutions into our platform, offerings, services, and features, including those based on large language models, and these applications have become more important to our operations and to our future growth over time. For example, we recently launched AI Solutions, a new collection of enterprise offerings that bring AI-powered capabilities to our retail partners. We expect to rely on AI solutions to help drive future growth in our business and reduce costs, but there can be no assurance that we will realize the desired or anticipated benefits from AI. We may also fail to properly implement or market our AI solutions. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, our offerings based on AI may expose us to additional lawsuits and regulatory investigations and subject us to legal liability as well as brand and reputational harm. For example, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, misleading, unfair, or biased, or infringe on third-party intellectual property rights, our business, financial condition, and results of operations may be adversely affected. Third-party AI technologies, including agent-based applications capable of performing online tasks on behalf of users, may change how consumers interact with our offerings, including our advertising offerings, or may divert consumers from engaging with our offerings altogether. Failure to adapt our offerings to such technologies may in the future impact our financial performance and results of operations. Additionally, although we have invested in AI solutions for internal use, there can be no assurances that we will successfully develop and employ such solutions, or that our personnel will effectively adopt and leverage such solutions, to improve productivity and operational efficiencies.

A number of national, state, and local regulators have adopted, or are in the process of adopting, comprehensive legal frameworks governing AI, machine learning, and automated decision-making systems. These and any future regulations may increase compliance costs and impact our ability to utilize our AI solutions or develop new solutions, and any failure or perceived failure by us to comply with such requirements may subject us to lawsuits or regulatory investigations and have an adverse impact on our business. Our use of AI applications may also create additional confidentiality, security, and related risks. For instance, sensitive information (including confidential, competitive, proprietary, or personal data) that we input into or is otherwise accessible by a third-party AI solution could be leaked or disclosed to others, including if sensitive information is used to train a third party's AI model. Additionally, the use of AI applications has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm.

We are making substantial investments to expand our offerings and technologies to capitalize on new and unproven business opportunities and expect to increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to expand our offerings and technologies to capitalize on new and unproven business opportunities, including new fulfillment options and use cases, international expansion, expansion into retail categories outside of grocery, the development of hardware products, and automated AI technologies. We intend to continue investing significant resources in developing these technologies, tools, initiatives, features, and offerings that we believe will enable our success in new markets or areas of business and/or strengthen our core business. For example, we launched AI Solutions, a new collection of enterprise offerings that bring AI-powered capabilities to our retail partners. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies or ventures, or if we are unable to timely introduce and commercialize such offerings, we may not realize the expected benefits of our strategy. These initiatives also have a high degree of risk, as they involve nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. Because these initiatives are new, they may involve claims and liabilities, expenses, regulatory challenges, and other risks, some of which we cannot currently anticipate. Certain initiatives may also involve committed incremental investments or payments over long periods of time before they become accretive to our revenue or margin, and if they never become accretive, we may be contractually obligated to make payments or incur expenses in connection with initiatives for an extended period without sufficient, or any, economic or financial benefit. Further, our development efforts with respect to new offerings and technologies could distract management from current operations and divert capital and other resources from our more established offerings and technologies.

Producing and offering hardware products will also involve new or heightened risks to our business, such as manufacturing and inventory risks resulting from supply chain disruptions, user safety risks and additional expenses resulting from product defects, import and export expenses, in particular, if such expenses increase as a result of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, and other hardware-related costs. For example, any interruption to the manufacturing, inventory, or import and export of hardware products produced by Caper may negatively impact the development, deployment, and adoption of such products. Although we believe these investments will improve our financial results over the long term, they may negatively impact our short-term financial results, which may be inconsistent with the short-term expectations of our stockholders. Moreover, there can be no assurance that retailer, consumer, or brand demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that offerings developed by others will render any new offerings noncompetitive or obsolete. Even if we are successful in expanding our offerings or technologies to enter new markets or areas of business, regulatory authorities may subject us to new rules or restrictions, including in their interpretations of existing retailer or brand collective bargaining agreements, in response to our innovations that could increase our expenses or prevent us from successfully deriving value from these offerings or technologies. For example, our Instacart Health offering may subject us to rules governing the use and processing of health information, such as the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act ("HIPAA"), and regulatory requirements for interacting with health plans, government benefit programs, nonprofits, and other players in the healthcare space. If we do not realize the expected benefits of these investments, our business, financial condition, and results of operations may be harmed.

Our marketing efforts to help grow our business may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase and engage our customer base and achieve broader market acceptance of our offerings.

Promoting awareness and driving adoption of our offerings is important to our ability to grow our business, and attracting and engaging new retailers, customers, brands, and shoppers can be costly. Our consumer marketing efforts currently include, without limitation, digital performance marketing that includes search, programmatic, and social; customer relationship management based marketing that includes push notifications, text messaging, email marketing, linear television, audio, and shopping ads; and co-marketing efforts with retailers, payment providers, brands, and other partners. Some of these marketing efforts rely on our ability to utilize third-party systems or platforms, which are subject to their own operational and regulatory risks. To drive existing customer reengagement, we also utilize targeted promotions including time-limited $0 delivery offers and coupons. We also provide incentives to brands to advertise on our platform, increase their engagement, and promote the launch of new advertising solutions. For shoppers, we reach them primarily through digital performance marketing and through in-app prompts. Our marketing initiatives may become increasingly expensive, and we may fail to generate a meaningful return on these initiatives, if at all. For example, we have incurred increased expenditures on our marketing and consumer incentive initiatives to accelerate the growth of our business, which have and may continue to have an effect on revenue and may harm our profitability in the near term. We also have limited experience conducting broad brand marketing campaigns and other marketing initiatives given the current scale, scope, and complexity of our business. Even if we successfully increase revenue as a result of consumer marketing efforts, it may not offset the additional marketing expenses we incur. Our marketing campaigns may also be long-term endeavors, and we may not be able to accurately assess the success of these campaigns for several periods. If our marketing efforts to help grow our business are not effective or if we reduce our marketing expenditures, we expect that our business, financial condition, and results of operations would be adversely affected.

If we fail to maintain and enhance our brand, our ability to engage or expand our base of retailers, customers, brands, and shoppers will be impaired and our business, financial condition, and results of operations may suffer.

Maintaining and enhancing our reputation as a differentiated and category-defining company is critical to attracting and expanding our relationships with retailers, customers, brands, and shoppers. The successful promotion of our brand and the market's awareness of our offerings will depend on a number of factors, including our marketing efforts, ability to continue to develop our offerings, and ability to successfully differentiate our offerings from competitive offerings. We expect to invest substantial resources to promote and maintain our brand, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales. The strength of our brand will depend largely on our ability to provide quality services at competitive prices. Brand promotion activities may not yield increased GTV, orders, or revenue, and even if they do, the increases in GTV or orders may not persist and any increases in revenue may not offset the expenses we incur in promoting and maintaining our brand and reputation. In order to protect our brand, we also expend substantial resources to register and defend our trademarks and to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in protecting our trademarks, and we may suffer dilution, loss of reputation, or other harm to our brand. If our efforts to cost-effectively promote and maintain our brand are not successful, our results of operations and our ability to attract and engage customers, partners, and employees may be adversely affected. Further, even if our brand recognition and customer loyalty increase, this may not yield increased revenue for us.

Unfavorable publicity regarding Instacart, shoppers, customer service, or privacy, data security, and data protection practices could also harm our reputation and diminish confidence in, and the use of, our services. Fear of loss of customers or lack of customer adoption due to poor service quality or negative customer or shopper reviews or press may make retailers reluctant to join or remain on Instacart. The same negative effects could occur as a result of trust and safety or fraud incidents. The loss of customers or retailers due to poor shopper performance or a trust and safety incident caused by a shopper, customer, or third party could harm our business. In addition, negative publicity related to strategic partners, marketing partners, or key brands that we have partnered with may damage our reputation, even if the publicity is not directly related to us. If we fail to maintain, protect, and enhance our brand successfully or to maintain loyalty among retailers, customers, brands, and shoppers, or if we incur substantial expenses in unsuccessful attempts to maintain, protect, and enhance our brand, we may fail to attract or increase the engagement of retailers, customers, brands, and shoppers, and our business, financial condition, and results of operations may suffer.

If we fail to offer high-quality support, our ability to attract and engage customers and shoppers could suffer.

Customers and shoppers rely on our and our partners' support personnel and technologies to resolve issues and realize the full benefits that Instacart provides. High-quality support to both customers and shoppers is also important for the expansion of Instacart's use by our existing customers. The importance of our support function will increase as we expand our business and pursue new customers. We rely in part on support personnel and contractors in countries outside of the United States, and government actions in those countries such as curfews have in the past and could in the future slow down our systems and ability to timely respond to customer and shopper issues. We also rely in part on support technologies, including self-service and AI solutions. Those technologies have in the past and may in the future fail to perform as expected or fail to adequately address support issues resulting in customer and shopper dissatisfaction. If we do not help customers and shoppers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our revenue from existing and new customers could suffer, as well as our reputation with existing or potential customers.

Our pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and engaging retailers, customers, brands, and shoppers. Future changes to our pricing model could adversely affect our business.

Demand for our offerings is highly sensitive to a range of factors, including our strategies relating to the amount of potential earnings required to attract shoppers, incentives paid to shoppers, and the fees we charge retailers, customers, and brands. Many factors, including operating costs, launching or scaling new strategic initiatives or use cases, legal and regulatory requirements, constraints, or changes, supply chain issues, the price sensitivity of consumers in different income groups or other demographics, inflation, and our current and future competitors' pricing and marketing strategies, have in the past significantly affected and may in the future significantly affect our pricing strategies. For example, certain of our competitors offer, or may in the future offer, lower-priced or a broader range of offerings, including subscription offerings for bundled services. Moreover, some jurisdictions in which we operate have established requirements to engage certain delivery workers, including around shopper pay and benefits, shopper access to our platform, and other types of regulations governing our engagement of shoppers, and we expect other such measures may be enacted in the future. Such competition, regulation, or other factors may cause us to change the fees we charge customers, increase the incentives we pay to shoppers who use Instacart, adjust the fees we charge retailers or brands, or increase our marketing and other expenses to attract and maintain or increase the engagement of retailers, customers, brands, and shoppers. We have launched, and may in the future launch, new or updated pricing strategies and initiatives, such as subscription offerings like Instacart+, and customer or shopper loyalty programs, or we may modify existing pricing methodologies or pricing models and fulfillment options. These new or updated pricing strategies and initiatives may not ultimately be successful in attracting and engaging retailers, customers, brands, or shoppers or may negatively impact growth rates, customer retention, and engagement as well as our financial results. We also offer brands and retailers tools and products, including through our Eversight business, to enable them to formulate their pricing and promotions strategies. If these solutions fail to generate improved results for brands and retailer sales, brands and retailers may choose to not use such solutions. In addition, government authorities and regulators have recently been increasingly focused on grocery prices and related pricing methodologies and practices, which may impact our ability to offer such tools and products. Our brand reputation and our ability to attract and retain customers could also be harmed if these solutions negatively impact consumer price perception. The increasing complexity of our pricing models and related expansion of our business may also require us to update our internal systems for invoicing retailers or brands or incur costs to remediate errors or disputes in existing invoices.

Further, consumers' price sensitivity may vary by geographic location, and as we expand, our current pricing methodologies may not enable us to compete effectively in these locations. In particular, as we continue expanding internationally, we may be required to change our pricing strategies and to adjust to different cultural norms, including with respect to consumer pricing and gratuities. While we do and will attempt to set prices for our services based on our prior operating experience and customer, retailer, brand, and shopper feedback and engagement levels, our assessments may not be accurate, our ability to assess or implement changes may be constrained, there may be errors in the technology used to price our services, and we could be underpricing or overpricing our services as a result. In particular, we have limited experience pricing our offerings in volatile macroeconomic environments and at the current scale, scope, and complexity of our business. As a result, our historical data and operating experience may be insufficient to adequately inform our future pricing strategies. In addition, we may need to revise our pricing methodologies as we continue to develop new offerings and features. Changes to any components of our pricing model may, among other things, result in customer dissatisfaction, lead to a loss of customers on Instacart, and seriously harm our business.

If retailers, customers, brands, shoppers, or other third parties using Instacart engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity, it could have an adverse impact on our reputation, business, financial condition, and results of operations.

We are not able to control or predict the actions of retailers, customers, brands, shoppers, and other third parties, either during their use of Instacart or otherwise, and we may be unable to protect or provide a safe environment for constituents on Instacart as a result of criminal, violent, inappropriate, or dangerous actions by any such parties. Such actions have historically resulted, and may in the future result, in injuries, property damage, or loss of life for retailers, customers, brands, shoppers, and other third parties, as applicable, or business interruption, brand and reputational damage, or significant liabilities for us. Certain events, including incidents of criminal behavior, episodes of civil unrest, or the imposition of curfews, may impact retailers, which in turn may impact the ability of shoppers to provide services to customers through Instacart. With respect to shoppers, although we administer certain qualification processes for shoppers on Instacart, including one or more general identification, criminal background, department of motor vehicle, and/or motor vehicle record checks on shoppers through third-party service providers prior to engagement, these qualification processes and background checks may not expose all potentially relevant information and are limited in certain jurisdictions according to national and local laws and availability of records. Moreover, our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility. We have in the past received, and we expect to continue to receive, complaints from retailers, customers, shoppers, and other third parties, as well as actual or threatened legal action against us related to shopper, customer, retailer, and other third party conduct. Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to Instacart, whether generated by us or third parties, such as media or regulators, may adversely impact our business and financial results.

If shoppers or individuals impersonating shoppers or customers engage in criminal activity, fraud, including identity theft, use of stolen or fraudulent credit card data, misconduct, breach of our terms of service, or inappropriate conduct or use Instacart as a conduit for criminal activity, or we fail to identify or detect, or experience delays in identifying or detecting such activity or events, or if we are prevented from deactivating such individuals or otherwise taking action to stop such activity, including as a result of regulations, our financial results may be negatively impacted, our offerings may not be viewed as safe, reliable, or appealing, and we may receive negative press coverage as a result. Such negative public perception of our offerings or brand would adversely impact our brand, reputation, and business. We have in the past experienced, and may experience in the future, inappropriate conduct and criminal activity by certain shoppers or other bad actors, including fraudulent uses of credit cards, manipulation or falsification of data related to shopper activity, social engineering attacks to gain access to customer and shopper accounts, as well as fraudulent use of our payment card programs. This conduct has in the past involved, and may in the future involve, coordinated and complex fraud schemes that are difficult to detect and prevent. Given their complexity, such schemes have in the past persisted, and future schemes may also persist, for lengthy periods prior to detection. As a result of these fraudulent schemes, we have in the past been, and may in the future be, liable for orders facilitated on Instacart with fraudulent credit card transactions, even if the associated financial institution approved the credit card transaction. In addition, even if we are not contractually required to do so, we have historically provided retailers with business concessions for related losses in certain cases and may provide additional concessions as a result of future schemes. These retailer concessions and any liability we otherwise face from such inappropriate or fraudulent conduct negatively impact our revenue and financial results. In addition, the process for quantifying the amount of financial losses from these fraudulent schemes may be lengthy, in part due to their complexity and, in cases where the fraudulent activity occurs through systems controlled by our partners, we may be unable to remediate or prevent this activity in a timely manner or at all due to limitations in, or our ability to, interact with such systems. As a result, the impact of such schemes on our financial results may continue into future periods or have higher impacts to our financial results than we anticipate, even following their termination. Our failure to adequately detect, address, or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action, result in errors in our financial statements that could result in corrections to or restatements of our historical financial statements, cause delays in the preparation and filing of our periodic reports as well as failures to meet our reporting and other obligations as a public company, and lead to expenses that could adversely affect our business, financial condition, and results of operations. If other criminal, inappropriate, or other negative incidents occur due to the conduct of retailers, customers, brands, shoppers, or other third parties, our ability to attract retailers, customers, brands, and shoppers may be harmed, and our reputation, business, and financial results could be adversely affected.

Further, we are regularly subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by shoppers, customers, or third parties while using Instacart, or even when shoppers, customers, or third parties are not actively using Instacart. On a smaller scale, we regularly face litigation related to claims by shoppers for the actions of customers or third parties. We carry insurance for such incidents, including automobile liability and general liability insurance, although such policies do not cover all claims to which we are exposed and are not always adequate to indemnify us for all liability. Although shoppers are required to carry their own insurance policies, including automobile insurance, they may fail to acquire adequate coverage or any coverage at all. As a result, we may be subject to liability for incidents involving shoppers that our insurance policies may not cover or the cost of our policies may increase. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, financial condition, results of operations, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them and may suffer reputational harm regardless of legal outcomes. As we expand our products and offerings, this insurance risk will grow.

The impact of macroeconomic and geopolitical conditions, public health incidents, weather events, and natural catastrophes, including the resulting effect on consumer spending, may harm our business and results of operations.

Our results of operations may vary based on the impact of disruptive events or changes in our industry or the economy on us and retailers, consumers, brands, and shoppers.

For example, our business is impacted by the amount of disposable income that consumers have to spend on online grocery shopping. Actual or perceived risks of an economic recession, elevated interest rates, cessation of, interruptions to, or changes to government aid programs, tariffs or other trade restrictions enacted by the United States and responses by foreign governments to such policies, and inflationary pressures have in the past resulted and may in the future result in decreased customer retention and engagement as consumers may opt to purchase groceries or other consumer goods themselves, instead of through Instacart, or choose to purchase groceries from bargain or other lower-cost retailers that are not on Instacart, as well as reduced advertising spending by brands. We may not be able to fully offset higher costs through operational efficiencies and/or pricing strategies, and while certain of our new offerings are focused on value and affordability, these initiatives may not fully offset pricing challenges faced by customers. In addition, increases in food, labor, fuel, rent, energy, supply, and other costs, many of which are beyond the control of our retail partners, have increased retailers' operating costs and caused our retail partners to raise prices and may cause further price increases in the future. In many cases, these retailers may not be able to pass along these increased costs to consumers and, as a result, may reduce product offerings or cease operations. If spending at many of the retailers in our network declines, or if a significant number of these retailers goes out of business, consumers may be less likely to use our service, which could harm our business and results of operations. Reduced customer spending on Instacart could also cause our retail partners to reduce or cease engagement with Instacart. Further, increases in gas prices or other factors that increase the costs to operate motor vehicles could make it prohibitively expensive for shoppers to deliver to customers.

In addition, negative conditions in the general economy both in the United States and abroad resulting from disruptive events, including future public health threats, geopolitical conflicts, economic sanctions, bank failures, changes in international trade relations, political turmoil, weather events, and natural catastrophes, including warfare and terrorist attacks on the United States or elsewhere, could adversely affect our liquidity and financial condition as well as demand for our offerings and the growth of our business. In particular, we generate a significant proportion of our GTV from a limited number of geographical markets. If such negative conditions disproportionally affect these markets, the demand for our offerings and the growth of our business may be more severely impacted. In addition, future public health outbreaks could cause operational disruptions and incur additional expenses including expenses associated with health and safety protocols and processes, which could adversely affect our business and results of operations. Further, due to the size, scope, and nature of our operations, the expenses we may need to incur to protect the health and safety of shoppers and certain of our employees in the event of future public health outbreaks may be higher than similar expenses that companies in other industries may need to incur. In addition, these events and any impact of these events on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business and the business of our partners, including supply chain disruptions, as well as the ability of shoppers using Instacart to complete deliveries. Such disruptions may create additional costs for us to maintain or resume operations and may also negatively affect the growth of our business.

Our operations have grown substantially in recent years, and we expect to continue expanding the scale of our operations. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

In recent years, we have experienced growth of our operations in the United States, Canada, and Europe. This expansion increased the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our results of operations.

We may grow our number of employees in order to meet our business plans or comply with regulatory changes. Our organizational structure will continue to evolve as we add additional retailers, customers, brands, shoppers, employees, offerings, and technologies, improve upon our product infrastructure, and as we continue to expand further domestically and internationally. Properly managing our growth will require us to continue to retain or hire, train, and manage qualified employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff, and to improve and maintain our technology. If our new hires perform poorly, if we are unsuccessful in retaining, hiring, training, managing, and integrating these new employees and staff, or if we are not successful in retaining or increasing the productivity of our existing employees and staff, our business may be harmed. Additionally, certain units of employees may decide to unionize, in which case, we would be legally compelled to enter into good faith negotiations with the union representative over a collective bargaining agreement. Such negotiations or collective bargaining agreements may negatively impact our financial performance or results of operations. Furthermore, any workforce restructuring, may result in increased attrition beyond our intended reduction, reduce employee morale, and may negatively impact employee recruiting and retention as well as our operations, our ability to grow our business, and our financial results. Properly managing our growth will require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business. If we are unable to expand our operations, appropriately manage our headcount and retain and increase the productivity of our existing employees, or attract sufficient shoppers in an efficient manner, or if our operational technology is insufficient to reliably service customers, customer satisfaction will be adversely affected, and this may cause customers to switch to our competitors' platforms, which would adversely affect our business, financial condition, and results of operations.

Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated system disruptions, slow response times, or poor experiences for customers. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal control over financial reporting, we will be required to commit substantial financial, operational, and technical resources. In particular, we will need to improve our transaction processing and reporting, operational and financial systems, procedures, and controls. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. We may require additional capital and management resources to grow and mature in these areas. Such investments may also require diversion of financial resources from other projects, such as the development of Instacart and related offerings. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, results of operations, and financial condition.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain, and motivate our personnel, we may not be able to grow effectively.

Our success and future growth depend largely upon the continued services of our management team. From time to time, there have been and may continue to be changes in our executive management team resulting from the hiring or departure of these personnel, due to voluntary termination of employment, illness, death, disability, or otherwise. Our executive officers are employed on an at-will basis, which means they may terminate their employment with us at any time. The loss of one or more of our executive officers, including due to a leave of absence for medical reasons or otherwise, or the failure by our executive team to effectively work together or with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our offering capabilities. We do not maintain key man life insurance with respect to any member of management or other employee.

In addition, our future success will depend, in part, upon our continued ability to identify and hire skilled personnel with the skills and technical knowledge that we require, including engineering, software design and programming, marketing, sales, and other key personnel, and our business plans and growth may depend on hiring a significant number of additional employees. Such efforts will require significant time, expense, and attention as there is intense competition for such individuals, and new hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, most of whom are at-will employees. If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be adversely affected. Additionally, the failure to continue hiring new, or the loss of any significant number of our existing engineering personnel could harm our business, financial condition, and results of operations. These risks pertaining to the recruitment, retention, development, motivation, and productivity of our employees may persist or be heightened as a result of any workforce restructuring, and as our workforce becomes increasingly distributed as a result of our Flex First workforce model. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached various legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or experiences significant volatility (including as valuations of companies comparable to us decline due to overall market trends, inflation, and related market effects or otherwise), or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees or result in us granting additional equity awards, which would result in additional stock-based compensation expense and further dilution to our stockholders. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business and future growth prospects will be harmed.

If we cannot maintain our company culture as we grow, our business and competitive position may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the offerings that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. In addition, we may find it difficult to maintain our company culture if our employees elect to work remotely as permitted by our Flex First workforce model. Remote work, as well as any workforce restructuring may negatively impact employee morale and productivity and may also harm collaboration and innovation. If we fail to maintain our company culture, our business and competitive position may be harmed.

We are exposed to collection and credit risks, which could impact our results of operations.

Our accounts receivable are subject to collection and credit risks, which could negatively impact our results of operations and affect our liquidity and our ability to fully fund our ongoing operations. Retailers are generally obligated to pay our fees within 45 days of invoicing, and brands are generally obligated to do so within 30 to 90 days. In times of economic recession or uncertainty or as a result of any disruptive event such as uncertainty in the political and regulatory environment and financial markets, trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, or future public health outbreaks, the number of retailers or brands that default on payments owed to us may increase. In addition, our results of operations may be impacted by significant bankruptcies among retailers or brands, which could negatively impact our revenue and cash flows. We cannot assure you that our processes to monitor and mitigate these risks will be effective. If we fail to adequately assess and monitor our collection and credit risks, we could experience longer payment cycles, increased collection costs, and higher bad debt expense, and our business, financial condition, and results of operations could be harmed.

The estimates of market opportunity and forecasts of market growth in our public disclosures may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

The estimates of market opportunity and forecasts of market growth included in our public disclosures may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described herein in this Annual Report on Form 10-K. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable retailers, consumers, or brands covered by our market opportunity estimates will purchase our offerings at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our offerings and those of our competitors. Accordingly, the forecasts of market growth included in our public disclosures should not be taken as indicative of our future growth.

Acquisitions, strategic investments, partnerships, collaborations, commercial arrangements, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our services and grow our business in response to changing technologies, consumer demands, and competitive pressures. In some circumstances, we may choose to expand our services and grow our business through the acquisition of complementary businesses and technologies rather than through internal development. For example, in April 2025, we acquired Marlin9 Holdings, Inc., which operates as Wynshop, a provider of e-commerce retail solutions for grocers and retailers. We have also entered in the past, and will continue to seek in the future, strategic partnerships, collaborations, commercial arrangements, or alliances with third parties, which we refer to collectively as collaborations. The identification of suitable acquisition candidates or collaborators can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions or collaborations, including as a result of regulatory inquiries or actions by antitrust authorities. In particular, our proposed or completed acquisitions or collaborations may be subject to investigations or enforcement actions by antitrust regulatory bodies in the countries in which we operate, such as the Department of Justice and the Federal Trade Commission ("FTC"), which have recently increased their scrutiny of merger or collaboration activity, particularly in the technology sector. In addition, once we have completed an acquisition, we may not be able to successfully integrate the acquired business.

Certain of our collaborations also are, and may in the future be, with third parties that are well-capitalized and have significant size, scale, geographic, and other advantages. As a result, certain of the terms in such arrangements may be less favorable to us. We will also have limited control over the amount and timing of resources that our collaborators dedicate to our arrangements. These arrangements may not lead to the business, growth, and financial outcomes that we expect, may raise new compliance-related obligations and challenges, and may also result in significantly higher costs for us or other negative impacts or impediments to our business, operations, regulatory posture, or strategy, which we may not anticipate or currently project, that result in a material adverse effect to our business, financial condition, and results of operations. In particular, these collaborations may span multiple years, include significant fees, and often require significant upfront costs. As a result, we may not be able to accurately assess the success of these collaborations for several periods and only after we have made substantial investments and expenditures. If any collaboration results in future material adverse effects to our business, financial condition, and results of operations, we may not be able to terminate such collaboration on a timely or cost-effective basis. In addition, we offer certain features or use cases to our customers, such as restaurants, through collaborations. If any such collaborations are terminated or any of our collaborators refuse to renew their agreements with us on commercially reasonable terms, we may need to find other partners to continue offering such features or use cases, and may not be able to secure similar terms or replace such partners in an acceptable time frame. Similarly, our ability to continue providing certain features or use cases could be negatively impacted if any such collaborators experience a disruption in their operations, the quality of their services decline, or they are otherwise unable to offer their services as customers expect. Certain of these third parties, such as retailers and brands, also engage with our business in other aspects, and any disagreements or disputes in connection with collaborations may result in the loss of these third parties as customers or partners in other areas of our business. We have issued in the past, and may in the future issue, new equity or equity-linked securities to partners, which may dilute our existing stockholders and include affirmative or restrictive covenants as well as redemption or repurchase provisions.

The risks we face in connection with acquisitions, strategic partnerships, or collaborations include:

- negative impacts to our financial results as a result of incurring charges or fees or assuming substantial debt or other liabilities, adverse tax consequences or unfavorable accounting treatment, exposure to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, failing to generate sufficient financial return to offset additional costs and expenses related to the acquisition, partnership, or collaboration, or even significant negative impacts to our business, financial condition, and results of operations;

- regulatory inquiries or actions, including changes to applicable regulatory frameworks and/or remedies imposed by antitrust authorities such as divestitures, ownership or operational restrictions, or other structural or behavioral remedies, either as a condition to or following the completion of a transaction;

- difficulties or unforeseen expenditures in integrating the business, offerings, technologies, personnel, or operations of any company that we acquire or with which we collaborate, particularly if key personnel of an acquired company decide not to work for us, which may result in delays in integration or realization of anticipated synergies or other benefits and/or impede our ability to incorporate their results or contributions in our reported metrics;

- disruptions to our ongoing business, diversion of resources, increases to our expenses, and distraction of our management;

- potential delays or reductions of customer purchases for both us and the company we acquire or with which we collaborate due to customer uncertainty about continuity and effectiveness of service from either company or negative reputational impacts;

- potential for strategic partners or collaborators to establish or strengthen relationships with current or future retailers and customers, or other parties with whom we have relationships, which could limit our ability to promote our offerings to those parties and reduce our number of customers;

- difficulties in, or inability to, successfully sell any acquired products;

- our use of cash to pay for an acquisition limiting other potential uses of our cash;

- if we incur debt to fund an acquisition, such debt may subject us to material restrictions on our ability to conduct our business, as well as financial maintenance covenants; and

- if we issue a significant amount of equity or equity-linked securities in connection with future acquisitions, strategic partnerships, or collaborations, existing stockholders will be diluted and earnings per share may decrease, and we may face unfavorable tax treatment with respect to such securities.

The occurrence of any of these foregoing risks could adversely affect our business, financial condition, and results of operations and expose us to unknown risks or liabilities.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including customer, retailer, brand, and shopper counts and key business metrics such as orders and GTV, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics or how we define such metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics as of or for the applicable period of measurement, there are inherent challenges in these measurements. We have also refined and may further refine in the future our methodology for tracking certain operational metrics from time to time, to the extent practicable, including to improve overall accuracy, as a result of business updates, and to align with management's view of business and operating performance. Any of these updates may result in changes in certain business and operating trends and may impact comparability of these metrics across periods. Further, the accuracy of our operating metrics could be impacted by fraudulent users of Instacart. As a result, our expectations of future trends may not be accurate or may be overstated. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our business, reputation, financial condition, and results of operations could be adversely affected.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We cannot be certain if our operations will continue generating sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support the development of our offerings and will require additional funds for such development. We may need additional funding for marketing expenses and to develop and expand sales resources, develop new features, or enhance our offerings, improve our operating infrastructure, or acquire complementary businesses and technologies. We have also expended and may continue to expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the vesting and/or settlement of certain of our RSUs. Accordingly, we might need or may want to engage in future equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition, and results of operations. In particular, macroeconomic factors, including trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, inflationary pressures, elevated interest rates, actual or perceived risks of an economic recession, and bank failures have caused disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our offerings, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and any debt financing we secure may have higher interest rates and could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to various laws and regulations, which may change or increase over time and subject us to increased compliance costs and liabilities.

Our business is subject to complex and changing laws, rules, and regulations in the United States and other jurisdictions in which we operate, including, without limitation, those governing internet usage and access, e-commerce, hardware devices, electronic payments, privacy, data security, data protection, AI, machine learning, automated decision-making, pay and fee transparency, health information privacy and security, consumer protection, marketing and advertising (including terms and conditions and disclosure), gift cards, health and safety, food and product safety, product labeling and traceability, import and export, zoning and permitting, hardware device certification, sustainability, environmental, tax, insurance, employment, weights and measures, alcohol and other age-restricted products, collective bargaining, worker classification, and shopper rights and compensation (including minimum earnings). Some of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. New laws and regulations have been and may continue to be adopted, implemented, or interpreted to apply to us, and existing laws and regulations that we currently comply with and operate under may be interpreted differently in the future, including as a result of changes to our business. Some of these laws and regulations will, or may in the future, require us to change our business and operations, pricing, or fee disclosures, which may be costly and harm our customer retention and engagement as well as our results of operations. Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general, and in particular, companies in the "gig economy" that rely on the services of independent contractors.

For example, we have incurred, and we expect to continue to incur, significant costs and legal fees in defending the status of shoppers as independent contractors. In particular, we have been and may continue to be subject to administrative audits with various state and local enforcement agencies, including audits related to shopper classification, state statute and local ordinance requirements, and unemployment insurance and workers' compensation contributions. Although we believe that we comply with applicable legal requirements and that shoppers are properly classified as independent contractors, we may be required to make significant payments, including through settlements, penalties, and interest as a result of these audits. A judgment, settlement, or order issued by a court or governmental body or otherwise in connection with any judicial, administrative, or legal proceeding that results in us being prohibited from continuing to use independent-contractor shoppers in the manner we currently do, may, among other things:

- require us to adopt novel or different delivery fulfillment strategies or introduce new shopper tasks that result in increased risk of litigation against our existing business model, or may increase risk of adverse determinations in our ongoing actions and proceedings;

- significantly increase our costs to serve customers due to potential changes in our business model and fulfillment strategies that would be required;

- impair or prevent the fulfillment of customer orders, cause disruption of service to customers, or cause a reduction in fulfillment options for customers;

- impair our ability to innovate upon and expand our offerings, pursue new business verticals, or innovate on our operational strategies;

- create challenges in recruiting and retaining adequate shopper supply due to potential necessary changes including restricting the flexibility of shoppers by instituting minimum, maximum, or set hours of work, or designated locations for work, or controlling costs in other ways (such as limiting shopper access to Instacart or shopper incentives or eliminating tips), which could result in disruption to service and harm our business;

- incur significant expenses, which may be due to costs associated with existing employment-related laws, such as wage and hour laws, including minimum wage and overtime, liability for and withholding of employment taxes, and employee benefits, including medical insurance, workers compensation coverage, among others, as well as other related liabilities;

- lead us to increase customer fees or charges as a result of the increased costs resulting from shoppers being classified as employees or alternative fulfillment strategies we may implement, which may lead to customer dissatisfaction with such increased fees, which could result in significant decreases in orders, GTV, and revenue;

- expose us to significant retroactive liability, such as liability for meal breaks, overtime premiums, and statutory penalties;

- lead us to take additional actions that we determine are in the best interests of our business, customers, partners, and growth strategy, including potential cessation of operations in certain service areas;

- lead to significant operational disruptions and challenges that we do not have experience managing; and

- result in losses in excess of the accrued amounts in our reserve balances.

The impact of one or more of the foregoing would cause our results of operations to vary significantly and would materially impair our growth prospects, business, financial condition, and results of our operations and specifically impact our current financial statement presentation including revenue and cost of revenue.

Further, the state of the law regarding independent contractor status varies from jurisdiction to jurisdiction and among governmental agencies and is subject to change based on court decisions and regulation. For example, Proposition 22 provides more legal certainty over the status of independent workers offering delivery services in California. However, there may continue to be legal challenges, or legislative or other attempts to amend or otherwise invalidate the benefits, protections, or the independent worker status provided by Proposition 22. To date, no such challenges or attempts have been successful. Additionally, we may face allegations that certain of our business practices do not satisfy all the elements of Proposition 22. Moreover, laws that provide greater certainty over the status of or otherwise regulate independent workers may also impose additional requirements related to the use of contractors. For example, Proposition 22 entitles shoppers in California to certain new pay standards and benefits, and imposes certain requirements, which increases costs for us in California, where a large number of shoppers who use Instacart are located. While we believe we properly provide all requisite pay standards and benefits under Proposition 22, we may nonetheless face various claims involving disputes over such pay standards and benefits. Additionally, in September 2025, the New York City Council passed legislation mandating certain minimum earnings standards and other protections for grocery delivery workers, as well as certain disclosure requirements. If similar minimum earnings standards and other regulations are enacted in other jurisdictions in which we operate, it will increase the cost and complexity of operating our business in those jurisdictions and may adversely affect our business. We expect continuing challenges to the independent contractor classification of shoppers who use Instacart and the imposition of additional requirements on the use of contractors. If legislation, regulations, or judicial decisions regarding contractors change adversely, including by imposing additional requirements to engage contractors, such changes would increase the already existing risk that shoppers could be construed as employees or increase our costs to use shoppers. Therefore, our ability to contract with independent contractors for order fulfillment in those jurisdictions would be significantly negatively impacted, and we may experience one or more of the impacts listed above, which would adversely affect our business, financial condition, and results of operations.

The cost of compliance with the evolving and ever-changing legal and regulatory environment may be significant and have in the past required, and may in the future require, us to modify our business and operations or pricing strategies. Our failure or perceived failure to comply with existing or future laws, rules, and regulations could subject us to litigation, audits, investigations, disputes, or other legal proceedings that could result in fines, civil liability, mandatory injunctions, or consent orders that change or restrict how we operate or require cessation of operations. As our business matures and we expand geographically and into different retail categories or use cases, we may become subject to new laws and regulations in new jurisdictions. It is difficult to predict how existing and future laws will be applied to our business as it exists today and may exist in the future.

Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past been, are currently, and may in the future become, involved in claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings relating to various matters, including whether we fulfilled our contractual obligations to or improperly withheld pay or tips from shoppers, whether we adequately protected the public's or shoppers' health and safety, whether we properly provide protected leave, whether we properly paid taxes, whether we properly implemented and disclosed our fees, whether we improperly conduct background checks of shoppers, and whether we are responsible for injury resulting from alleged shopper actions or negligence, as well as those involving bodily injury and property damage, labor and employment, anti-discrimination claims, commercial and contract disputes, unfair competition, consumer protection regulations, including fees, pricing, and related disclosures, marketing practices, and automatic renewal laws, intellectual property, transactions involving our securities, privacy, data security, and data protection, environmental laws and regulations, health and safety, weights and measures, compliance with regulatory requirements, and other matters. For example we have received and may continue to receive inquiries from various agencies regarding pricing on our platform. See the information under the caption "Legal Matters" in Note 10 — Commitments and Contingencies to our consolidated financial statements contained in this Annual Report on Form 10-K for more information.

The results of any such litigation, investigations, and other legal and regulatory proceedings are inherently unpredictable and expensive. The frequency of such claims could increase in proportion to the number of retailers, customers, brands, and shoppers that use Instacart. Any claims against us, whether meritorious or not, could be costly and harmful to our reputation, and could require significant amounts of management time and corporate resources. We have in the past entered and may in the future enter into settlement agreements to resolve such claims. For example, in December 2025, we entered into a consent order to conclude the FTC's investigation relating to certain of our marketing and Instacart+ membership program practices. The consent order does not include any admission of liability and requires us to pay $60 million to the FTC, which we paid in January 2026. If any of these legal proceedings were to be determined adversely to us, or if we enter into additional settlement arrangements, we could be exposed to monetary damages or be forced to change the way in which we operate our business or remove valuable features or content from our platform, which could have an adverse effect on our business, financial condition, and results of operations.

Moreover, we cannot be certain that our insurance coverage will be adequate for any claims or liabilities against us, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

In addition, we regularly include arbitration provisions in our terms of service with customers and shoppers. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration may become more costly for us, or the volume of arbitrations may increase and become burdensome. Further, the use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. To minimize these risks, we may voluntarily limit our use of arbitration provisions, or we may be required to do so, in any legal or regulatory proceeding, either of which could increase our litigation costs and exposure in respect of such proceedings.

Further, with the potential for conflicting rules and new or upcoming rules or changes in the interpretation of such rules regarding the scope and enforceability of arbitration, some or all of our arbitration provisions could be subject to challenge or may need to be to exempt certain categories of protection. For example, some plaintiffs' attorneys have argued that certain shoppers are workers "in interstate commerce" and are thus exempt from the Federal Arbitration Act, and it remains possible that a court could find our agreements unenforceable against those shoppers. If our arbitration agreements were found to be unenforceable, in whole or in part, or specific claims were required to be exempted from arbitration, we could experience an increase in our litigation costs and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and results of operations.

We face potential liability, expenses for legal claims, and harm to our business based on the nature of our business and the content on Instacart.

We face potential liability, expenses for legal claims or appeasement credits or refunds, and harm to our reputation and business relating to the nature of on-demand delivery of food and other consumer goods, including potential claims related to food offerings, delivery, and quality. For example, third parties have asserted, and in the future could assert, legal claims against us in connection with personal injuries related to food poisoning, tampering, or accidents caused by our retail partners or shoppers while making a delivery to customers, defective products, or the sale, advertising, marketing, or consumption of alcoholic beverages, tobacco, or other regulated products by our retail partners to underage customers. In addition, we have in the past and may in the future also be subject to direct or indirect claims as a result of our relationships with, and services provided to, retailers, such as claims involving retailers' pricing on Instacart, infringement of intellectual property, California Proposition 65, product liability, and the Americans with Disabilities Act, among others. Our new or planned future offering enhancements may also subject us to new or unforeseen risks relating to on-demand food and consumer goods delivery. For example, we have added health attribute information, such as identifying products on Instacart as gluten- or dairy-free, and need to rely on third parties for the accuracy of such information. Erroneous reporting or omission, whether or not in our control, may result in claims against us alleging personal injuries, false advertising, and related legal claims, as well as harm to our brand and reputation.

Reports, whether true or not, of food-borne illnesses (such as caused by E. Coli, Norovirus, Hepatitis A, Campylobacter, Listeria, or Salmonella) and injuries caused by food tampering have severely injured the reputations of participants in the food business and could do so in the future as well. Further, if any such report were to affect one or more of the retailers or shoppers on Instacart, it could reduce customer confidence in and use of our offerings. The potential for acts of terrorism on food supply also exists, and if such an event occurs, it could harm our business and results of operations.

We are subject to rapidly changing and increasingly stringent laws, regulations, industry standards, contractual obligations, policies and other obligations relating to privacy, data security, data protection artificial intelligence, machine learning, and automated decision-making. The obligations, restrictions, and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to adverse business consequences and other liabilities that adversely affect our business, operations, and financial performance.

As part of our normal business activities, we collect, use, store, share, transmit, and otherwise process sensitive, proprietary, and confidential information, including personal information of retailers, customers, brands, shoppers, employees, and others. We are subject to a variety of federal, state, local, and foreign privacy, data security, data protection,AI, machine learning, and automated decision-making laws, regulations, regulatory guidance, industry standards, contractual obligations, and codes of conduct, many of which have become increasingly stringent in recent years and are complex, constantly evolving, impose heavy compliance burdens, and may have conflicting requirements. New laws and regulations that apply to our business are being introduced at every level of government in the United States, as well as internationally which could further restrict certain uses of the personal information of retailers, customers, brands, shoppers, employees, and others.

In the United States, there are numerous federal and state privacy and data security laws, rules, and regulations governing the collection, use, storage, sharing, transmission, and other processing of personal information, including federal and state privacy laws, data security laws, data breach notification laws, consumer protection laws, and other similar laws (e.g., wiretapping laws). For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the Telephone Consumer Protection Act of 1991 impose specific requirements on communications with customers. There are also a growing number of laws and regulations governing the use of AI, machine learning, and automated decision-making systems, which may increase the cost and complexity of operating our business.

In addition, many state legislatures have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data, such as the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights has and may continue to impact our business and ability to provide our offerings. For example, the California Consumer Privacy Act applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. Some states also impose stricter requirements for processing certain categories of personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the Illinois Biometric Information Privacy Act regulates the collection, use, safeguarding, and storage of biometric information. These and other U.S. state privacy laws have and may continue to further complicate compliance efforts and increase our legal risk and compliance costs, including with respect to our marketing initiatives, Instacart Ads offerings, identity verification technologies, and AI offerings.

We are also subject to certain health information privacy and security laws. A number of state legislatures have adopted legislation that regulates how businesses may use consumers' health data. For example, the Washington My Health My Data Act creates restrictions on the use of consumer health data for purposes such as marketing and advertising. As a result, our marketing initiatives and Instacart Ads and Instacart Health offerings could be further limited and we have incurred and expect to continue incurring additional compliance expenses. We are also subject to HIPAA as a result of the limited amount of health information that we receive in connection with baskets containing prescriptions and certain of our Instacart Health initiatives. We maintain a HIPAA compliance program, but it is not always possible to identify and deter misuse by our employees, contractors, and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in preventing all misuse, breaches, or violations. Violations of HIPAA may result in significant administrative, civil, and criminal penalties. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. Many states in which we operate and in which our customers reside also have laws that protect the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Failure to comply with such state laws may also subject us to significant penalties. Some U.S. states and the FTC have also adopted privacy laws or issued guidance limiting the collection and use of certain health information that may extend to our customers' interactions with certain over-the-counter health products.

As we continue to expand internationally, our efforts to comply with applicable foreign privacy laws may increase the costs and complexity of operating our business. In Canada, the Personal Information Protection and Electronic Documents Act and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada's Anti-Spam Legislation prohibits email marketing without the recipient's consent, with limited exceptions. Failure to comply with these or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards. The Canadian province of Quebec also passed a comprehensive privacy law that grants individuals extensive rights with respect to their personal information, including the right to consent to certain marketing and advertising practices. In addition, certain of our subsidiaries have immaterial operations in China,

Australia, and Mexico and are subject to local laws that impose a number of requirements on our processing and handling of personal information and direct marketing activities that may increase our compliance costs and risk of facing regulatory enforcement action.

Certain of our subsidiaries are subject to the United Kingdom General Data Protection Regulation ("UK GDPR"), the European Union's General Data Protection Regulation ("GDPR"), the European Union's Artificial Intelligence Act, and various Member State laws and regulations governing data protection and AI. Further expansion of our business, operations, or service offerings to the European Economic Area ("EEA"), will increase our exposure to data protection laws in the region, including the GDPR. The GDPR and UK GDPR impose strict requirements for processing personal data of individuals, give individuals extensive rights with respect to their personal data, carry penalties and potential corrective action for violations, and provide for private litigation.

The United States, Europe, the United Kingdom, and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. We are subject to the U.S. Department of Justice's rule restricting certain transfers of sensitive personal data to designated countries of concern, which may increase compliance obligations and expose us to civil and criminal fines and penalties. The EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws they believe are inadequate. Other jurisdictions have in the past and may continue to adopt similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA's and UK's standard contractual clauses, certain of these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, injunctions against our processing or transferring personal data necessary to operate our business, the inability to transfer data and work with partners, vendors and other third parties, and our ability to expand our business to the EEA, United Kingdom, or other countries with similar cross-border data transfer restrictions may be limited. Additionally, companies that transfer personal data out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Other data protection laws in the EEA and the United Kingdom, such as those implementing the ePrivacy Directive, restrict the use of cookies and similar technologies on which our website, mobile app, and Instacart Ads offerings rely, including to facilitate online behavioral advertising. Regulators are increasingly focused on compliance with requirements in the online behavioral advertising ecosystem, and current national laws implementing the ePrivacy Directive are likely to be replaced in the European Union by a regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. Other countries outside of Europe increasingly emulate European data protection laws. As a result, operating our business or providing our offerings in Europe or other countries with similar data protection laws would subject us to substantial compliance costs and potential liability and may require changes to the ways we collect and use personal information. Governments and regulators in certain jurisdictions, including Europe, are increasingly seeking to regulate the use, transfer, and other processing of non-personal information (for example, under the European Union's Data Act). This means that, if and to the extent such regulations are relevant to our operations or those of our customers, certain of the risks and considerations outlined above may apply equally to our processing of both personal and non-personal data.

We also publish privacy policies and other statements regarding data privacy, AI, and security. Regulators in the United States have scrutinized and are increasingly scrutinizing these statements, and if these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

In addition, major technology platforms on which we rely, privacy advocates, and industry groups have regularly proposed, and may propose in the future, platform requirements or self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may lose access to technology platforms on which we rely and face substantial regulatory enforcement, liability, and fines. For example, Apple requires mobile applications using its operating system, iOS, to affirmatively obtain an end user's permission for cross-contextual advertising. Such restrictions could limit the efficacy of our marketing activities and our Instacart Ads offerings. In addition, certain legislative proposals and draft regulations seek to further regulate targeted advertising activities, and regulators are increasingly scrutinizing the use of online tracking tools and compliance with requirements related to the online behavioral advertising ecosystem. As a result, we may be required to develop alternative solutions to support our marketing initiatives and/or change the way we deliver our Instacart Ads offerings. In addition, consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or requirements to respond to privacy preference mechanisms as a result of regulatory or legal developments, the adoption by consumers of browser settings or "ad-blocking" software, and the development and deployment of new technologies could materially impact our ability to collect and use data or reduce our ability to deliver relevant promotions or media, which could materially impair the results of our operations. Apple and other technology platforms are considering similar and additional restrictions and obligations, including age verification and parental consent requirements, which may result in new platform-level policies or technical mandates that apply to all developers whose applications are distributed through those stores, which may increase our compliance burden and operational complexity.

Despite our efforts, we may not be successful in achieving compliance with the laws, regulations, and requirements discussed above. Any actual or perceived non-compliance, by us or the third parties upon whom we rely, could result in litigation and proceedings against us by governmental entities, customers, or others (including class action claims or mass arbitration demands), expenditure of time and resources to defend any claim or inquiry, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our offerings in certain jurisdictions, negative publicity and harm to our brand and reputation, reduced overall demand for our offerings, or substantial changes to our business model or operations. Such occurrences could adversely affect our business, financial condition, and results of operations.

Our business could be adversely impacted by changes in the internet and mobile device accessibility of users. Companies and governmental agencies may restrict access to Instacart, our mobile apps, website, app stores, or the internet generally, which could negatively impact our operations.

Our business depends on customers and shoppers accessing Instacart via a mobile device or, with respect to customers, a personal computer or a Connected Stores device, and the internet. We may operate in jurisdictions that provide limited internet connectivity, particularly as we continue to expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access Instacart. In addition, the internet infrastructure that we and users of our offerings rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed, quality, and availability of Instacart. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Governmental agencies in any of the countries in which we or our customers are located could block access to or require a license for Instacart, our mobile apps, website, or the internet generally for a number of reasons, including security, confidentiality, regulatory concerns, or geopolitical reasons. In addition, companies may adopt policies that prohibit their employees from using Instacart. If companies or governmental entities block, limit, or otherwise restrict customers or shoppers from accessing Instacart, our business could be negatively impacted, the number of customers and shoppers using Instacart could decline or grow more slowly, and our results of operations could be adversely affected.

We could be required to collect additional taxes or be subject to other tax liabilities in various jurisdictions which could adversely affect our results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business and occupation tax, commercial activity tax, business license tax, digital advertising tax, and gross receipts tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations, and, as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. States, localities, the U.S. federal government, and taxing authorities in other countries may seek to impose additional reporting, recordkeeping, and/or indirect tax collection obligations on our business that facilitate online commerce. For example, taxing authorities in the United States and other countries have required e-commerce platforms to calculate, collect, and remit indirect taxes for transactions taking place over the internet. A majority of U.S. state jurisdictions have enacted laws requiring marketplaces to collect and remit sales taxes on sales of their third-party sellers. Tax authorities have questioned our interpretation of taxability of our business operations, and various parties have from time to time filed, and may in the future file, complaints related to our current and historical approach to treatment of our sales tax obligations and service fee disclosures. If other agencies or parties challenge our approach to treatment of our sales tax obligations and service fee disclosures, or if such agencies and parties bring novel claims under existing laws relating to these categories of indirect taxes and service fee disclosures, we could face higher sales taxes or be subject to fines or penalties, any of which could adversely affect our business and results of operations. New legislation could also require us to incur substantial costs, including costs associated with tax calculation, collection, and remittance, and audit requirements, and could adversely affect our business and results of operations. Furthermore, if our employees elect to work remotely as a result of our Flex First workforce model, we may become subject to additional taxes and our compliance burdens with respect to the tax laws of additional jurisdictions may be increased.

We have been and may in the future also be subject to additional tax liabilities and related interest and penalties due to changes in U.S. federal, state, or international tax laws, administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements, or judicial decisions, changes in accounting principles and changes to the business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods. For example, if we are treated as an agent for our retail partners under U.S. state tax law, we may be primarily responsible for collecting and remitting sales taxes directly to certain states. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so, or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, and additional administrative expenses, which could materially harm our business. We are under audit by various state tax authorities with regard to sales tax and other indirect tax matters, primarily relating to the reporting of sales on behalf of our third-party sellers, or the tax treatment applied to the sale of our services in these jurisdictions. Although we have reserved for potential payments of possible past tax liabilities in our consolidated financial statements, if these liabilities exceed such reserves, our financial condition will be harmed. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations.

In addition, federal tax rules generally require payors to report payments to unrelated parties to the Internal Revenue Service. Under certain circumstances, a failure to comply with such reporting obligations may cause us to become liable to withhold a percentage of the amounts paid to shoppers and remit such amounts to the taxing authorities. Due to the large number of shoppers, and the amounts paid to each, process failures with respect to these reporting obligations could result in financial liability and other consequences to us if we were unable to remedy such failures in a timely manner.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

As of December 31, 2025, we had federal net operating loss carryforwards of $443 million. We generated $5 million of net operating loss carryforwards prior to 2018, which will begin to expire in 2037. The remaining $438 million will carryforward indefinitely. Furthermore, as of December 31, 2025, we had state net operating loss carryforwards of $679 million, an immaterial amount of which, if unused, will begin to expire in 2026. Portions of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under current law, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain whether various states will conform to federal tax laws. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2023 and before 2027.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended ("Code"), and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We assessed whether we had an ownership change, as defined by Section 382 of the Code, from our formation through December 31, 2025. Based upon this assessment, reductions were made to our net operating loss and tax credit carryforwards under these rules for the acquisition of Marlin9 Holdings, Inc. We may experience ownership changes in the future, ownership changes as a result of shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs, including as a result of or with respect to any acquisitions we make, and our ability to use our net operating loss carryforwards (or net operating loss carryforwards that we acquire) is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations.

Uncertainties in the interpretation and application of existing, new, and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.

The tax laws to which we are subject or under which we operate are unsettled and may be subject to significant change. The issuance of additional guidance related to existing or future tax laws, or changes to tax laws or regulations proposed or implemented by the current or a future U.S. presidential administration, Congress, or taxing authorities in other jurisdictions, including jurisdictions outside of the United States, could materially affect our tax obligations and effective tax rate. Such changes have had and, along with any related uncertainty generated by these changes, may in the future have adverse impacts on our business, financial condition, results of operations, and cash flows.

The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, tax rates, new or revised tax laws, or interpretations of tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

In addition, the Organisation for Economic Cooperation and Development has published proposals covering a number of issues, including minimum tax rules, country-by-country reporting, permanent establishment guidance, transfer pricing rules, tax treaties, and taxation of the digital economy. Several foreign jurisdictions, including some of those in which we operate, have formally adopted these proposals in their tax code, which could adversely affect our effective tax rate or result in higher cash tax liabilities in such jurisdictions.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to market our offerings and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of anti-corruption laws, for which we may be ultimately held responsible, or that we will be able to timely detect such actions. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls and sanctions laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws.

Instacart and our offerings are subject to import and export controls, including the U.S. Export Administration Regulations, and we incorporate encryption technology into certain of our offerings. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report. In addition, we have immaterial operations in Asia relating to the design, engineering, and supply of Caper Carts to certain of our retail partners' stores, whose operations are subject to import and export controls. Any adverse changes in trade relations with countries where we have such operations, including trade policies enacted or proposed by the United States, such as tariff increases and other trade restrictions, uncertainty related thereto, and responses by foreign governments to such policies, and import and export licensing and control requirements, could interfere with the shipment of Caper Carts to our retail partners, which could have a negative impact on future development and adoption of Caper Carts and related prospects.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department which generally prohibit any transactions or dealings, including the provision of products and services, involving embargoed jurisdictions or sanctioned parties. Obtaining the necessary export license or other authorization for a particular transaction may be time-consuming and may result in the delay or loss of sales opportunities. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks, and our plans may not be successful.

We have expanded and expect to continue to expand our presence internationally. We have operations in Canada and have acquired companies that have immaterial operations in certain other countries. We expect to continue to expand our international operations and are evaluating opportunities across the world. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

- challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

- an inability to attract retailers, customers, brands, and shoppers;

- competition from local incumbents that better understand the local market, may market and operate more effectively, and may enjoy greater local affinity or awareness;

- differing demand dynamics, which may make our offerings less successful;

- differing and potentially more onerous employment and labor regulations including with respect to worker classification and collective bargaining, where employment and labor laws are generally more advantageous to workers or employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- complying with varying laws and regulatory standards, including with respect to privacy, data security, data protection and transfer restrictions, AI, safety, tax, and local regulatory restrictions;

- obtaining any required government approvals, licenses, or other authorizations;

- varying levels of internet and mobile technology adoption and infrastructure;

- currency exchange restrictions or costs and exchange rate fluctuations;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

- changing perceptions or reputation of U.S. products and services in non-U.S. markets;

- public health concerns or emergencies may occur in various parts of the world in which we operate or may operate in the future; and

- limitations on the repatriation and investment of funds, as well as foreign currency exchange restrictions.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. For example, the possibility of adverse changes in trade or political relations with countries where we have operations relating to the design, engineering, and supply of Caper Carts, political instability, or increases in labor costs could interfere with the manufacturing and/or shipment of Caper Carts. We also rely on contract and third-party manufacturers in Asia for Caper Carts and their components, which exposes us to risks such as historically lower protection of intellectual property rights, unexpected or unfavorable changes in regulatory requirements, including the imposition or proposed imposition by the United States of tariffs, economic sanctions, export controls, and other trade restrictions, laws, regulations, and executive orders affecting international trade, uncertainty related thereto, and responses by foreign governments to such policies, volatility in currency exchange rates, and difficulties associated with local legal systems. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely on third parties for elements of the payment processing infrastructure underlying Instacart. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

The convenient payment mechanisms provided by Instacart are key factors contributing to the development of our business. We rely on third parties for elements of our payment processing infrastructure to accept payments from customers and remit payments to retailers and shoppers, including certain Instacart-branded programs. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, Android Pay™, and Apple Pay®, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations.

In addition, system failures have at times prevented us from making payments to shoppers in accordance with our typical timelines and processes, which caused substantial shopper dissatisfaction and generated a significant number of shopper complaints. Future failures of the payment processing infrastructure underlying Instacart could cause shoppers to lose trust in our payment operations and could cause them to instead use our competitors' platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to retailers, consumers, and shoppers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by retailers, consumers, or shoppers.

Payments made on Instacart are subject to the Payment Card Industry ("PCI"), Data Security Standard. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, based on past, present, and future business practices. In addition, payment card networks may adopt changes to the PCI Data Security Standard, or change their interpretations of such rules in a way that we or our processors might find it difficult or even impossible to follow, or costly to implement. If we violate the PCI Data Security Standard or other applicable rules, we may incur fines or restrictions on our ability to accept payment cards or suffer reputational harm, all of which could have an adverse impact on our business.

We rely on software and services from other parties. Defects in, or the loss of or disruption of access to, software or services from third parties could harm our business and adversely affect the quality of Instacart.

Our offerings incorporate certain third-party software obtained pursuant to licenses or service agreements from other companies, including but not limited to, software and services related to our background checks, data visualization, mapping, and database tools. Such third parties may discontinue their products or services, cease to provide their products or service to us, go out of business, or otherwise cease to provide support for such products or services in the future. Although we believe that there are commercially reasonable alternatives to the third-party software or services we currently license or receive, this may not always be the case, or it may be difficult or costly to replace existing third-party software or find a replacement third-party service. Our use of additional or alternative third-party software or services would require us to engage with third parties, and we may not be able to enter into agreements with such third parties on advantageous terms. In addition, integration of the software used in our offerings with new third-party software may require significant work and substantial investment of our time and resources. To the extent that our offerings depend upon the successful operation of third-party software, any undetected errors or defects in, or disruptions to the functionality of, such third-party software have in the past and could in the future prevent the deployment or impair the functionality of our offerings, delay new offering introductions, result in a failure of our offerings, and injure our reputation, which in each case could harm our financial condition and results of operations.

We currently rely on a small number of third-party service providers to host or support a significant portion of Instacart technology infrastructure and data, and any interruptions or delays in services from these third parties could impair the delivery of our offerings and harm our business.

We currently host Instacart technology infrastructure and data and support our operations using a combination of a small number of third-party service providers. We do not have control over the operations of the facilities of the hosting providers that we use, and these third-party operations and co-located data centers may experience break-ins, computer viruses, denial-of-service or other cyber-attacks or security incidents, sabotage, acts of vandalism, outages, disruptions, and other misconduct or incidents that impact the services provided to us. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, website hosting disruptions, and capacity constraints. Any such limitation on the capacity of our third-party service providers could impede our ability to provide services to our customers and retail and brand partners, onboard new customers, expand the usage of our existing customers, or effectively detect or respond to other issues with our services, which could adversely affect our business, financial condition, and results of operations. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. A prolonged service disruption affecting our service for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party service providers we use.

In addition, any changes in our hosting provider's service levels may adversely affect our ability to meet the expectations of retailers, customers, brands, and shoppers. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, a decision by our third-party service providers to close our co-located data centers without adequate notice, or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on-premise data center or public cloud computing service. This could be time-consuming and costly and may result in the loss of data, any of which could significantly interrupt the provision of our offerings and harm our reputation and brand. We may not be able to easily switch to another public cloud or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other public cloud and data center providers are subject to the same risks. Additionally, our co-located data center facility agreements are of limited durations, and providers of our co-located data center facilities have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements with these facilities on commercially reasonable terms, we may experience delays in the provision of our offerings until an agreement with another co-located data center is arranged, and any business interruptions that impact the delivery of our offerings as a result of these delays may reduce our revenue, cause retailers and shoppers to stop offering their services through Instacart, and reduce use of our offerings by customers. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new offerings on Instacart may be delayed or compromised, which would have an adverse effect on our growth and business.

We rely on mobile operating systems and app marketplaces to make portions of Instacart available to retailers, customers, brands, and shoppers, and if we do not effectively operate with such app marketplaces, our usage or brand recognition could decline and our business, financial condition, and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective app marketplaces to make Instacart available to retailers, customers, brands, and shoppers. Any changes in such systems and app marketplaces that degrade the functionality of our apps or give preferential treatment to our competitors' apps could adversely affect Instacart's usage on mobile devices. If such mobile operating systems or app marketplaces limit or prohibit us from making our apps available to retailers, customers, brands, or shoppers, make changes that degrade the functionality of our apps, change the way we collect or use data, increase the cost of using our apps, impose terms of use unsatisfactory to us, alter how we collect fees, increase our compliance costs, impair or inhibit our ability to enter into partnerships or effectively market partnerships, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors' placement in such mobile operating systems' app marketplace is more prominent than the placement of our apps, our growth could slow. Our apps have experienced fluctuations in placement in the past, and we anticipate similar fluctuations in the future. Additionally, we are subject to requirements imposed by app marketplaces such as those operated by Apple and Google, who have and may further change their technical requirements or policies in a manner that adversely impacts the way in which we collect, use and share data from users. For example, Apple requires mobile applications using its iOS mobile operating system to obtain a user's permission to track them or access their device's advertising identifier for certain purposes. The long-term impact of these and any other changes remains uncertain. If we do not comply with applicable requirements imposed by app marketplaces, we could lose access to the app marketplaces and users, and our business would be harmed. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our apps or that we can effectively roll out updates to our app. Additionally, in order to deliver high-quality apps, we need to ensure that Instacart is designed to work effectively with a range of mobile technologies, systems, networks, and standards. If retailers, customers, brands, or shoppers that utilize Instacart encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our growth and engagement would be adversely affected.

We rely primarily on third-party insurance policies from a limited number of insurance providers to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies from a limited number of insurance providers to cover various operations-related risks including automobile liability, employment practices liability, workers' compensation, business interruptions, errors and omissions, cybersecurity and data breaches, crime, directors' and officers' liability, occupational accident insurance for shoppers, and general business liabilities. For certain types of operations-related risks or risks related to our new and evolving offerings, we may not be able to, or may choose not to, acquire insurance. Even if we do acquire insurance for our operations-related risks or risks related to our new and evolving services and offerings, we may not obtain enough insurance to adequately mitigate such risks, and we may have to pay high premiums, co-insurance, self-insured retentions, or deductibles for the coverage we do obtain. If any of our insurance providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure similar coverage on commercially reasonable terms or at all. If any of our insurance providers change the terms of our policies in a manner not favorable to us or to shoppers, our insurance costs could increase. If the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Further, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, co-insurance, or otherwise paid by us. Insurance providers have raised premiums, deductibles, and self-insured retentions for many businesses and may do so in the future. As a result, our insurance costs and claims expense have increased and could further increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, the severity of claims, or the number of claims exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the severity or number of claims under our deductibles or self-insured retentions differs from historical averages.

We establish insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and we periodically evaluate and, as necessary, adjust our actuarial assumptions and insurance reserves as our experience develops or if we receive new information. We employ various predictive modeling and actuarial techniques and make numerous assumptions based on historical claim and loss experience and industry statistics to estimate our insurance reserves. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult, subjective, and speculative. Additionally, actuarial projections make no provision for the extraordinary future emergence of losses or types of losses not sufficiently represented in the historical data or which are not yet quantifiable. While an independent actuarial firm periodically reviews our reserves for appropriateness and provides claims reserve valuations, a number of external factors can affect the actual losses incurred for any given claim, including but not limited to the length of time the claim remains open, increases in healthcare costs, increases in automotive costs, legislative and regulatory developments, judicial developments and unexpected events such as natural or human-made catastrophic disasters. Such factors can also impact our insurance reserves and any related estimable expenses for current and historical periods. For any of the foregoing reasons, our actual losses for claims and related expenses may deviate, individually or in the aggregate, from the insurance reserves reflected in our consolidated financial statements. If we determine that our estimated insurance reserves are inadequate, we may be required to increase such reserves at the time of the determination, which could negatively impact our financial condition, and results of operations.

We are also subject to certain contractual requirements to obtain insurance. For example, some of our agreements with retailers require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these retailer agreements. In addition, we are subject to local laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Any failure, or perceived failure, by us to comply with existing or future local laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. Additionally, anticipated or future local laws, rules, and regulations relating to insurance coverage, could require additional fees and costs. Compliance with these rules and any related lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

Risks Related to Our Intellectual Property

Failure to adequately maintain and protect our intellectual property and proprietary rights could harm our brand, devalue our proprietary content, and adversely affect our ability to compete effectively.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary technology, know-how, and our brand. To protect our rights to our intellectual property, we rely on a combination of patent, trademark, copyright, and trade secret laws, domain name registrations, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients, strategic partners, and others. However, the protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation, dilution or other violations of our intellectual property rights. We make business decisions about when and where to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that our applications for patents will be granted, and even if they are, that the resulting patents will be of sufficient scope to provide meaningful protection. Further, even if we obtain adequate protection, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our patents and other intellectual property rights. Effective patent, trademark, copyright, and trade secret protection may not be available to us or in every jurisdiction in which we offer or intend to offer our services and, in addition, the output of AI tools we utilize may not be eligible for copyright protection. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and adversely affect our ability to compete effectively. Further, third parties may challenge the validity, enforceability, registration, ownership or scope of our intellectual property rights, and defending against any such claims could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, results of operations, and financial condition.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our intellectual property and proprietary technology and develop and commercialize substantially identical offerings or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or litigation. Despite our pending U.S. patent applications, there can be no assurance that our patent applications will result in issued patents, or even if issued, that such patents would be of sufficient scope to provide meaningful protection. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents we have or may obtain, or that are licensed to us now or in the future, may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming. Despite our precautions, it may be possible for unauthorized third parties to copy our offerings and technology capabilities and use information that we regard as proprietary to create offerings that compete with ours. The value of our trademarks could be diminished if others assert rights in or ownership of our trademarks, or if they use and assert rights in trademarks that are similar to our trademarks. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. We may be unable to successfully resolve these types of conflicts to our satisfaction.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or the distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings and technology capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor for infringement and to enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our offerings and technology capabilities, impair the functionality of our offerings and technology capabilities, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation.

We may not be able to successfully halt the operations of copycat websites or the infringement or misappropriation of intellectual property rights in Instacart, or elements or functionality embodied therein, including, but not limited to, our digital catalog. From time to time, third parties, including with the use of AI, have in the past accessed, and may in the future access, Instacart's servers without authorization and misappropriated our digital catalog through website scraping, "bots," web crawlers, or other tools or means. In addition, copycat websites have imitated or attempted to imitate elements or functionality of Instacart. As a result, we have employed technological and legal measures, including initiating lawsuits, in an attempt to halt such infringement or misappropriation. We expect such activities to continue to occur. However, we may not be able to detect all such activities in a timely manner and, even if we do, we cannot guarantee that our efforts to protect and enforce our intellectual property rights will be successful. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources.

We are currently, and may in the future become, party to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We have in the past been, are currently in, and may in the future become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our offerings without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our offerings are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. For example, we rely on a combination of third-party intellectual property licenses and the fair use doctrine when we refer to third-party intellectual property, such as brand names and product images, on Instacart. Third parties may dispute the scope of those rights or the applicability of the fair-use doctrine or otherwise challenge our ability to reference their intellectual property in the course of our business. From time to time, we are contacted by companies controlling brands of products that are sold by retailers, demanding that we cease referencing those brands or take down product images on Instacart. Additionally, companies in the internet and technology industries, and other patent holders, including "non-practicing entities," seeking to profit from royalties in connection with grants of licenses or seeking to obtain injunctions, own large numbers of patents and other intellectual property and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. To reduce the risk of adverse outcomes in intellectual property disputes, we may need to establish new intellectual property agreements or renew existing licenses. However, this strategy of cross-licensing our patent portfolio with third parties in order to settle infringement claims brought against us may not be appropriate in the future and is not effective against certain patent owners, such as non-practicing entities.

Other parties have asserted, and in the future may assert, that we have infringed their intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be time consuming and costly to defend, cause us to cease using or incorporating the asserted intellectual property rights, divert management's attention and resources, and expose us to other legal liabilities, such as indemnification obligations. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing or be required to enter into royalty or licensing agreements to obtain the right to use a third party's intellectual property. Any such royalty or licensing agreements may not be available to us on acceptable terms or at all. Additionally, a successful claim of infringement against us could result in us being required to pay significant damages or enter into costly license or royalty agreements, either of which could have an adverse impact on our business. The technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the technology industry are often required to defend against litigation claims based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, some companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Relative to certain of our competitors, we do not currently have a large patent portfolio, and our relative patent portfolio size may reduce the deterrence value of our portfolio against patent infringement claims brought by competitors or other entities with larger portfolios. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any potentially infringing aspect of our business, we could be forced to rebrand our offerings, limit, or stop sales of our offerings and technology capabilities, or cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using offerings that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

- make substantial payments for legal fees, settlement payments, or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign the allegedly infringing offerings to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for Instacart and our offerings grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Our use of third-party open-source software could adversely affect our ability to offer Instacart and our offerings and subjects us to possible litigation.

We use third-party open-source software in connection with the operation, development, and deployment of Instacart and our offerings. From time to time, companies that use third-party open-source software have faced claims challenging the use of such open-source software and their compliance with the terms of the applicable open-source license. We may be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. Some open-source licenses require end-users who distribute or make available across a network software and services that include open-source software to make available the source code of all or part of such software, which in some circumstances could include valuable proprietary code, and also prohibit the charging of fees to licensees for use of such code. While we employ practices designed to monitor our compliance with the licenses of third-party open-source software and to shield our valuable proprietary source code from these open-source license requirements, we have not run a complete open-source license review and may inadvertently use third-party open-source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, that could require us to disclose source code of our proprietary software, prohibit us from charging fees for use of our proprietary software, or render our software temporarily unavailable. Furthermore, there is an increasing number of open-source software license types, many of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. If we were to receive a claim of non-compliance with the terms of any of our open-source licenses, we may be required to publicly release certain portions of our proprietary source code, expend substantial time and resources to re-engineer some or all of our software, or temporarily disable one or more features of our platform. Further, our use of any AI-assisted coding tools that use or are based on any open source software may heighten the foregoing risks.

In addition, the use of third-party open-source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise Instacart. Additionally, because any software source code that we contribute to open-source projects becomes publicly available, our ability to protect our intellectual property rights in such software source code may be limited or lost entirely, and we would be unable to prevent our competitors or others from using such contributed software source code. Any of the foregoing could be harmful to our business, financial condition, or results of operations and could help our competitors develop offerings that are similar to or better than ours.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock may be volatile and could decline significantly and rapidly.

The trading price of our common stock could be subject to wide fluctuations in response to numerous factors in addition to the ones described in this "Risk Factors" section many of which are beyond our control, including:

- actual or anticipated fluctuations in our results of operations and growth rates;

- the number of shares of our common stock made available for trading;

- overall performance of the equity markets and the economy as a whole;

- changes in the financial projections we may provide to the public and/or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- changes in the pricing of our offerings;

- actual or anticipated changes in our growth rate relative to that of our competitors;

- changes in the anticipated future size or growth rate of our addressable markets;

- announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

- repurchases or expectations with respect to repurchases of our common stock by us;

- additions or departures of board members, management, or key personnel;

- rumors and market speculation involving us or other companies in our industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to consumer protection, privacy, data security, data protection, and cyber security in the United States or globally;

- administrative actions, government investigations, lawsuits, and other legal and regulatory proceedings threatened or initiated against us;

- other events or geopolitical factors, including those resulting from war, incidents of terrorism, tariffs or other trade restrictions enacted or proposed to be enacted, or responses to these events;

- health epidemics, such as influenza, and other highly infectious diseases;

- the inclusion, exclusion, or deletion of our stock from any trading indices, including the S&P 400 Index; and

- sales or expectations with respect to sales of shares of our capital stock by us or our security holders.

In addition, stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated or disproportionate to the operating performance of those companies. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. For example, we were subject to a class action lawsuit in federal court alleging federal securities law violations in connection with our IPO, which was dismissed with prejudice on May 30, 2025 without plaintiffs receiving any compensation. Any securities litigation that may be instituted against us in the future could result in substantial costs and a diversion of our management's attention and resources and adversely affect our business, results of operations, and financial condition.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales, directly or indirectly of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and therefore, may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

Further, certain holders of our capital stock have rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We may not realize the anticipated long-term stockholder value of our share repurchase program, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price.

Our board of directors has authorized a share repurchase program, under which repurchases may be made from time to time through open market purchases, accelerated share repurchase programs, privately negotiated transactions, or any other transactions in accordance with applicable federal securities laws, subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Exchange Act. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our common stock under this authorization.

The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The program does not obligate us to acquire any particular amount of common stock and may be suspended or discontinued at any time at our discretion. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation, investor confidence in us, or our stock price.

The existence of our share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock, and any announcement of a termination of this program may result in a decrease in our stock price. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program. Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or investments, other business opportunities, and other general corporate projects, as well as to invest in securities to generate returns on our cash balance. We also may fail to realize the anticipated long-term stockholder value of any share repurchase program.

In addition, as part of the Inflation Reduction Act of 2022, the United States implemented a 1% excise tax on the value of certain stock repurchases by publicly traded companies. This tax has in the past increased and may in the future increase the costs to us of any share repurchases.

Our executive officers, directors, and principal stockholders, if they choose to act together, continue to have the ability to control or significantly influence all matters submitted to stockholders for approval. Furthermore, certain of our current directors were initially appointed by our principal stockholders.

Our executive officers, directors, and greater than 5% stockholders, in the aggregate, beneficially own a significant portion of our outstanding common stock. Furthermore, certain of our current directors were initially appointed by our principal stockholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors, and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this "Risk Factors" section, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise, except as may be required by law. In addition, various news sources, bloggers, market research firms, and other publishers often make statements regarding our historical or projected business or financial performance, and we cannot assure you of the reliability of any such information even if it is attributed directly or indirectly to us.

We could experience volatility in our trading price and trading volume if securities or industry analysts cease to publish research about our business, or if they publish inaccurate or unfavorable research.

We do not have any control over the content and opinions included in reports published by equity research analysts, and we cannot assure you that any equity research analysts will continue to adequately provide research coverage of our common stock. A lack of adequate research coverage at any time may harm the liquidity and trading price of our common stock. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish inaccurate or unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price to decline and/or or trading volumes to fluctuate.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. In addition, our ability to pay dividends on our capital stock is limited by the terms of our Series A redeemable convertible preferred stock ("Series A Preferred Stock") and may be further restricted under future contractual arrangements. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

Additional stock issuances could result in significant dilution to our stockholders.

We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Additional issuances of our capital stock will result in dilution to existing stockholder. Also, to the extent outstanding stock options to purchase our stock are exercised, RSUs settle, or our Series A Preferred Stock is converted, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Our Series A Preferred Stock ranks senior to our common stock, impacts our ability to pay dividends, and may result in significant dilution.

Our Series A Preferred Stock ranks senior to our common stock. Accordingly, in the event of our liquidation or dissolution in bankruptcy or otherwise, the holders of our Series A Preferred Stock would receive their liquidation preference prior to any distribution being available to holders of our common stock. The terms of our Series A Preferred Stock also require us to obtain approval from the holders of the outstanding shares of our Series A Preferred Stock for any cash dividends on our common stock in excess of a 5.0% annual dividend yield. Any dividend payment on our common stock will also result in adjustments to the conversion price of our Series A Preferred Stock. In addition, upon a conversion of our Series A Preferred Stock, your percentage ownership in us will be diluted.

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, or bring a lawsuit against us or our directors and officers, and the trading price of our common stock may be lower as a result.

There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

- a classified board of directors so that not all members of our board of directors are elected at one time;

- the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

- a requirement that our directors may only be removed for cause;

- a prohibition on cumulative voting for directors;

- the requirement of a super-majority to amend some provisions in our restated certificate of incorporation and restated bylaws;

- authorization of the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan; and

- an inability of our stockholders to call special meetings of stockholders; and a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation, our amended and restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

In addition, the limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America are the exclusive forums for substantially all disputes between us and our stockholders, which may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws;

- any action seeking to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws;

- any action as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America are the exclusive forums for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions, and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

General Risk Factors

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of the Nasdaq Global Select Market, and other applicable securities rules and regulations. Complying with these complex and evolving rules and regulations has increased and may continue to increase our legal, accounting, and financial compliance costs and the demand on our systems and resources, as well as divert management's time and attention from other business concerns, which could harm our business, results of operations, and financial condition. Several members of our management team do not have prior experience in running a public company. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Additionally, as a result of the disclosure obligations required of a public company, our business and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition. Furthermore, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of each fiscal year. This assessment includes disclosure of any material weaknesses in our internal control over financial reporting identified by our management. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if we or our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq Global Select Market, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles ("GAAP"), are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complex, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting methods, principles, or interpretations could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report on Form 10-K. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; legal and loss contingencies; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock. Additionally, incorrect judgments may cause errors in our financial statements that could result in corrections to or restatements of our historical financial statements, cause delays in the preparation and filing of our periodic reports as well as failures to meet our reporting and other obligations as a public company, and lead to expenses that could adversely affect our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We have implemented and currently maintain a cybersecurity risk management program that is designed to identify, assess, and manage material risks from cybersecurity threats to our critical systems and information. Our cybersecurity risk management program is integrated with our overall enterprise risk management program and includes the following key elements:

- We perform risk assessments designed to help identify material cybersecurity risks to our critical systems and services, and where appropriate, we engage external experts and consultants to assist us in performing certain of these risk assessments;

- Our cybersecurity team is composed of security and infrastructure engineers, compliance personnel, and offensive security experts. This team is principally responsible for directing (1) our cybersecurity risk assessment processes, (2) our security processes, (3) our red team and penetration testing assessments, and (4) our responses to cybersecurity incidents;

- We use external cybersecurity service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security processes;

- We conduct periodic cybersecurity awareness trainings for employees who have access to our IT systems;

- We maintain a cybersecurity incident response plan and a security operations function so we can respond to cybersecurity incidents and comply with legal and disclosure obligations; and

- We have implemented a third-party risk management process for key third-party service providers. This includes, among other things, conducting security assessments of key third-party service providers, including prospective third-party service providers, prior to entering into or renewing business transactions with them or providing them access to our data or information systems and imposing contractual restrictions on such providers as appropriate based on their risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For a description of these risks, see the section titled "Risk Factors—Risks Related to Our Business and Industry—If we or the third parties we rely on experience a compromise to the confidentiality, integrity, or availability of our or their systems, or to data of our customers, shoppers, partners, employees, or Instacart, we may experience adverse consequences, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences."

Governance

Our board of directors delegates the cybersecurity risk oversight function to its audit committee. The audit committee oversees management's design, implementation, and enforcement of our cybersecurity risk management program. Management has overall responsibility for assessing, identifying, and managing material cybersecurity risks.

Our Chief Technology Officer and our Chief Information Security Officer ("CISO") lead the Company's cybersecurity function. Our CISO supervises both our internal cybersecurity personnel and our external cybersecurity service providers. Our CISO has significant global experience in managing and leading IT and cybersecurity teams, with nearly 20 years of experience in the cybersecurity industry in various positions and holds undergraduate and master's degrees in computer science and engineering. Our CISO reports to our Chief Technology Officer, who has over 25 years of software development experience and 15 years of experience in leading software engineering teams in the technology industry.

The audit committee and our risk committee, a management committee overseeing our enterprise risk management program, receive periodic reports from our CISO regarding key cybersecurity risks facing the company, our cyber risk management program, significant cybersecurity incidents involving us or our third-party service providers, and the progress of ongoing initiatives as well as the effectiveness of internal control and compliance mechanisms. The audit committee, in turn, briefs our board of directors on its cybersecurity oversight activities as appropriate or necessary.

Our management team, through our Chief Technology Officer and CISO, stays informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which include briefings with internal security personnel, review of threat intelligence and other information obtained from governmental, public or private sources, including external cybersecurity service providers, and receiving alerts and reports produced by security tools deployed in our IT environment. Our CISO relies on close collaboration with other internal infrastructure, product, engineering, and legal teams to implement our cybersecurity risk mitigation measures.

Item 2. Properties

Our corporate headquarters is located in San Francisco, California, where we lease approximately 57,000 square feet of space under a lease that expires in May 2034. We also maintain other offices in North America, including in New York City, New York, Fort Lauderdale, Florida, and Toronto, Ontario, as well as offices in Dublin, Ireland, near Melbourne, Australia, and Shanghai, China. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings

See discussion under the caption "Legal Matters" in Note 10 — Commitments and Contingencies to our consolidated financial statements contained in this Annual Report on Form 10-K for information regarding legal proceedings that constitute material contingencies for financial reporting purposes that could have a material adverse effect on our consolidated financial position, liquidity, or results of operations if they were resolved in a manner that is adverse to us.

Although the results of these claims, lawsuits, government investigations, and other legal proceedings in which we are involved cannot be predicted with certainty, we believe that none of these matters is likely to have a material impact on our business, financial condition, results of operations, or cash flows. However, management's views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Further, regardless of final outcomes, any such legal proceedings, claims, and government investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "CART" since September 19, 2023. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 20, 2026, there were 100 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our common stock represented by these record holders.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, our ability to pay dividends is limited by the terms of our outstanding Series A Preferred Stock and may be further restricted by any agreements we may enter into in the future.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Exchange Act or the Securities Act.

The following graph compares the cumulative total return to stockholders of our common stock relative to the cumulative total returns of the Standard & Poor's 500 Index ("S&P 500") and the Standard & Poor's Information Technology Index ("S&P 500 IT"). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on September 19, 2023, the date our common stock began trading on Nasdaq Global Select Market, and its relative performance is tracked through December 31, 2025. The returns shown are based on historical results and are not intended to suggest future performance.



Issuer Purchases of Equity Securities

The following table sets forth information relating to repurchases of our equity securities during the three months ended December 31, 2025:

	Total Number of Shares Purchased [1]		Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Program		Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program [1][3]
	(in thousands)			(in thousands)		(in millions)
October 1, 2025 to October 31, 2025	2,983	$	38.55	2,983	$	175
November 1, 2025 to November 30, 2025	14,433	$	39.37	14,433	$	1,057
December 1, 2025 to December 31, 2025	8,728	$	44.17	8,728	$	671
Total	26,144			26,144		

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[1] In June 2024, our board of directors authorized a $500 million share repurchase program, which was subsequently increased to $750 million, $1 billion, and later $2.5 billion in November 2024, May 2025, and November 2025, respectively. The share repurchase program has no expiration date. In determining the authorization of each share repurchase program, including the amount authorized, our board of directors considered the trading price levels of our common stock, including relative to that of comparable companies, our cash position, and other relevant business, tax, and legal factors. Our board of directors also considered our profitability and positive operating cash flow in recent periods, which enable us to both engage in capital return and reinvest in our talent, technology, and long-term endeavors to drive more profitable growth and help our partners navigate the digital transformations of their businesses. As such, our board of directors believes that these factors will allow us to generate more value for our stockholders over the long term. For more information regarding the risks associated with our share repurchase program, see the section titled "Risk Factors—Risks Related to Ownership of Our Common Stock—We may not realize the anticipated long-term stockholder value of our share repurchase program, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price."

[2] Excludes costs associated with the repurchases and the 1% excise tax accrued on our share repurchases as a result of the Inflation Reduction Act of 2022.

[3] On November 10, 2025, we entered into an accelerated share repurchase agreement (the "ASR Agreement") with a third-party financial institution to repurchase $250 million of our common stock. Pursuant to the terms of the ASR Agreement, we paid $250 million to the financial institution and received and retired an initial delivery of 5.4 million shares of common stock on November 12, 2025, representing 80% of the value of the $250 million payment. After giving effect to the ASR Agreement, we have remaining authorization to repurchase up to $671 million of our common stock as of December 31, 2025. Repurchases under the ASR Agreement were completed in January 2026.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward looking statements that are based on current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including, but not limited to, those identified below and those discussed in the section titled "Risk Factors" and other sections, including the "Special Note Regarding Forward-Looking Statements," of this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

In addition, this section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 are not included in this Annual Report on Form 10-K and can be found in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025.

For purposes of clarity and ease of presentation, numbers presented within this section may not sum precisely to the totals provided. The underlying data used in the calculations, including percentages, is not rounded.

Overview

Instacart is the leading technology and enablement partner for the grocery industry — helping consumers save time, retailers run their businesses online and in-store, and connect brands with customers.

We enable retail banners to grow by providing technology that can accelerate digital transformation of their business both online and in-store. Retailers reach customers through both Instacart Marketplace, where customers can shop from their favorite retailers through our app or website, and retailers' owned and operated online storefronts that are powered by Instacart Enterprise platform, our end-to-end technology solution encompassing e-commerce, fulfillment, Connected Stores, ads and marketing, and insights.

When shopping for groceries, consumers want selection, quality, affordability, and convenience, and they shop in many different ways. Customers can place orders for delivery or pickup across a variety of use cases including the weekly shop, bulk stock-up, convenience, special occasions, from restaurants, and using our in-store technologies. We help our customers shop at their favorite retailers, order from their favorite restaurants, and enjoy selection, quality, affordability, and convenience. Our membership program, Instacart+, offers expanded customer benefits including unlimited $0 delivery fees on orders over a certain size, and other exclusive benefits.

Instacart Ads offers brands a highly measurable ads offering that leverages first-party transaction data to move products off store shelves more efficiently. We provide discovery and attractive return on investment through our industry-leading advertising tools and insights purpose-built for the online grocery category.

We offer shoppers an immediate, flexible earnings opportunity that allows them to choose when and how much to work. Shoppers are deeply valued members of the Instacart community, and we strive to make the shopping experience as seamless as possible so they can continue to deliver superior customer service.

Initial Public Offering and Private Placement

On September 21, 2023, we completed our IPO in which we issued and sold 14,100,000 shares of our common stock at an IPO price of $30.00 per share. We received net proceeds from the IPO of $392 million after deducting underwriting discounts and offering costs. Immediately subsequent to the closing of the IPO, we issued and sold 5,833,333 shares of our Series A Preferred Stock in a private placement at $30.00 per share and received $175 million in proceeds. For additional information, see Note 1 — Business included elsewhere in this Annual Report on Form 10-K.

Macroeconomic Impacts

Our business, financial condition, customer acquisition and retention, and key business metrics, including GTV and orders, may be impacted by macroeconomic trends affecting our markets and industry and consumer shopping habits, such as inflation and interest rate fluctuations, the effects of supply chain challenges, the impact of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, and uncertainty related thereto, geopolitical conflicts, regulatory changes, uncertainty regarding an economic recession and its impact on consumer behavior, and the effects of severe weather patterns.

Shopper Classification Developments

The state of the law regarding independent contractor status of Instacart shoppers varies from jurisdiction to jurisdiction and among governmental agencies and is subject to change based on court decisions, administrative or agency determinations, new or changing regulations, and other legal and regulatory proceedings.

Some jurisdictions have adopted, and may adopt in the future, regulations that impact whether we can or should classify shoppers as independent contractors. For example, Proposition 22 in California provides a framework that offers more legal certainty regarding the status of independent workers offering delivery services and entitles shoppers in California to certain pay standards and benefits, which increases costs for us to operate in California. However, there may continue to be legal challenges, or legislative or other attempts to amend or otherwise invalidate the benefits, protections, or independent worker status provided by Proposition 22. To date, no such challenges have been successful. Additionally, we may face allegations that certain of our business practices do not satisfy all the elements of Proposition 22.

We also experience and expect to continue experiencing challenges to the independent contractor classification of shoppers who use Instacart in other jurisdictions in which we operate, as well as the imposition of additional requirements on the use of contractors. Any successful challenges, changes in law, or other legal uncertainty with respect to independent contractor classification, or requirements related to the use of contractors, may adversely impact our financial condition, business, and results of operations. For additional information about the risks to our business related to independent contractor classification, see the section titled "Risk Factors—Risks Related to Our Legal and Regulatory Environment—Our business is subject to various laws and regulations, which may change or increase over time and subject us to increased compliance costs and liabilities."

Leadership Transition

As previously announced, Fidji Simo resigned as our Chief Executive Officer and President on August 15, 2025, and we appointed Chris Rogers as our Chief Executive Officer, President, and a member of our board of directors, all effective as of that date. Ms. Simo initially continued to serve as Chair of our board of directors in order to ensure a smooth transition. On November 24, 2025, Ms. Simo resigned as Chair and a member of our board of directors, and Chris Rogers was appointed as Chair.

Key Financial and Operational Highlights

We use the following financial and key business metrics to help us evaluate the health of our business, identify trends affecting our performance, formulate business plans, and make strategic decisions:

	Year Ended December 31,			2023 to 2024	2024 to 2025
	2023	**2024**	**2025**	**% Change**	**% Change**
	(in millions, except percentages)				
Orders	269.2	294.0	338.8	9 %	15 %
GTV	$ 30,322	$ 33,461	$ 37,224	10 %	11 %
Revenue	$ 3,042	$ 3,378	$ 3,742	11 %	11 %
Gross profit	$ 2,278	$ 2,542	$ 2,758	12 %	8 %
Gross margin	75 %	75 %	74 %		
Gross profit as a percent of GTV	7.5 %	7.6 %	7.4 %		
Net income (loss) [1]	$ (1,622)	$ 457	$ 447	(128)%	(2)%
Net income (loss) as a percent of revenue	(53)%	14 %	12 %		
Net income (loss) as a percent of GTV	(5.3)%	1.4 %	1.2 %		
Adjusted EBITDA [2]	$ 641	$ 885	$ 1,087	38 %	23 %
Adjusted EBITDA margin [2]	21 %	26 %	29 %		
Adjusted EBITDA as a percent of GTV [2]	2.1 %	2.6 %	2.9 %		

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[1] Net loss for the year ended December 31, 2023 includes $2.6 billion of stock-based compensation expense associated with the cumulative vesting of certain equity awards in connection with our IPO in the third quarter of 2023.

[2] Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin are non-GAAP financial measures. For more information regarding our use of these measures and reconciliation to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled "—Non-GAAP Financial Measures."

Orders

We define an order as a completed customer transaction to purchase goods for delivery or pickup primarily from a single retailer through Instacart during the period indicated, including those completed through Instacart Marketplace or services that are part of the Instacart Enterprise platform. We believe that orders are an indicator of the scale and growth of our business as well as the value we bring to our constituents.

In 2025, orders increased to 338.8 million, or 15% growth, compared to 2024, driven primarily by new customers and increased engagement of existing customers.

Gross Transaction Value

We define GTV as the value of the products sold through Instacart, including applicable taxes, deposits and other local fees, customer tips, which go directly to shoppers, customer fees, which include flat subscription fees related to Instacart+ that are charged monthly or annually, and other fees. GTV consists of orders including those completed through Instacart Marketplace or services that are part of the Instacart Enterprise platform. We believe that GTV indicates the health of our business, including our ability to drive revenue and profits, and the value we provide to our constituents. We have experienced and expect to continue to experience fluctuations in GTV growth, including due to the macroeconomic conditions described above, changes in customer and retailer engagement, and the effects of our strategic initiatives.

In 2025, GTV increased to $37,224 million, or 11% growth compared to 2024, driven primarily by the increase in orders, partially offset by lower average order value.

Gross Profit, Gross Margin, and Gross Profit as a Percent of GTV

Gross profit is defined as revenue less cost of revenue, and gross margin is defined as gross profit as a percent of revenue. We believe that gross profit, gross margin, and gross profit as a percent of GTV are important indicators of the growth and efficiencies of our business.

In 2025, gross profit increased to $2,758 million, or 8% growth compared to 2024, primarily driven by increases in total revenue. Gross margin decreased by 1% to 74% in 2025, compared to 2024 primarily due to cost of revenue growing faster than revenue.

Adjusted EBITDA, Adjusted EBITDA as a Percent of GTV, and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) provision for (benefit from) income taxes, (ii) interest income, (iii) other (income) expense, net, (iv) depreciation and amortization expense, (v) stock-based compensation expense, (vi) payroll taxes related to stock-based compensation, (vii) certain legal and regulatory accruals and settlements, net, (viii) reserves for sales and other indirect taxes, net, (ix) acquisition-related expenses, (x) restructuring charges, and (xi) issuance costs related to our Series A Preferred Stock. We define Adjusted EBITDA margin as Adjusted EBITDA as a percent of revenue. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and reconciliations of these measures to the most directly comparable GAAP financial measures, see the section titled "—Non-GAAP Financial Measures."

In 2025, Adjusted EBITDA increased to $1,087 million, or 23% growth, compared to 2024, primarily driven by a combination of strong GTV growth and operating leverage. Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin can vary significantly as we continue to make substantial investments to fuel our growth and scale our business.

Components of Results of Operations

Revenue

Our revenue consists of transaction revenue and advertising and other revenue.

Transaction Revenue

We generate transaction revenue primarily from:

- end users, whom we refer to as customers, (i) through service and delivery fees paid for arranging fulfillment services from shoppers and (ii) for monthly or annual Instacart+ memberships, our membership program, which offers unlimited $0 delivery fees on orders over a certain size, and other exclusive benefits;

- retailers (i) through service fees in exchange for connecting retailers with customers to facilitate transactions on Instacart Marketplace and (ii) fees related to fulfillment for orders placed through retailers' owned and operated online storefronts powered by Instacart Enterprise platform; and

- revenue share agreements with third parties that supply payment cards to Instacart shoppers for in-store use.

Transaction revenue is recognized upon transfer of control of services, net of the purchase value of the goods remitted to retailers and payments to shoppers for their services (including any shopper incentives), coupons, consumer incentives, and refunds. We expect transaction revenue from customer and retailer fees to fluctuate from time to time as a result of customer and retailer fee optimizations and changes in the mix of customer use cases and fulfillment options. We also expect the amounts of payments to shoppers, coupons, consumer and shopper incentives, and refunds to fluctuate over time depending on a number of factors. For example, implementation of additional fulfillment options, shifts in our ability to use shoppers, or regulatory changes related to our engagement of shoppers, as well as fulfillment efficiencies, such as changes in our batch rate, average time spent per order, shopper tenure, and shopper pay optimization, could result in fluctuations in our transaction revenue. In addition, periods of elevated customer demand have resulted in and can in the future result in increased shopper incentives and degradation of order quality due to higher rates of out of stock items and other delays, which in turn generally lead to more appeasement credits and refunds. Furthermore, our overall marketing strategy will impact the spend mix between activities that are recorded as reductions of revenue, such as promotions and consumer incentives, and activities that are recorded as sales and marketing expense, such as paid marketing and referrer credits. In certain cases, reductions of revenue can be more than fees received from retailers and customers. As a result of these factors, transaction revenue as a percent of GTV may fluctuate over time.

Advertising and Other Revenue

We primarily generate advertising and other revenue from:

- the sale of advertising services to brands that are interested in reaching customers; and

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- certain partners for use of our software-as-a-service solution through Instacart Enterprise platform that enhances the omnichannel shopping experience, with revenue recognized over the subscription period as services are provided.

Advertising revenue is recognized upon delivery of clicks, upon delivery of impressions, over the contract term on a fixed fee basis, or upon redemptions of coupons. For advertising arrangements that involve third parties, we record advertising revenue on a gross or net basis based on whether we act as a principal or agent in the transaction, which is assessed on a contract by contract basis. When we act as the principal and control the services provided to the brand partner, we record revenue on a gross basis, recognizing fees from the brand partner as revenue and related payments to the publisher as cost of revenue. When we act as an agent and do not control the services, we record revenue on a net basis, representing only the net amount received from the brand partner after payments to the publisher.

Advertising and other revenue has historically been, and is expected to continue to be, seasonally high in the fourth quarter and seasonally low in the first quarter in a given year as a result of how advertisers deploy their budgets. In addition, we expect our advertising and other revenue growth rate and advertising and other investment rate (which we define as advertising and other revenue in a given period divided by GTV in such period) to continue to fluctuate, particularly during periods of acceleration or decreases in our GTV growth. We also expect advertising and other investment rate to fluctuate during periods in which we generate more GTV from sources where we do not provide advertising or where we have recently enabled advertising, such as from certain new offerings or use cases and from retailers' owned and operated online storefronts including those utilizing Instacart API that do not partner with Carrot Ads. We also expect our advertising and other revenue growth to fluctuate in the near term due to changes in brand partner spend, including as a result of the macroeconomic factors described above and in response to our GTV growth trends, which may occur on a delayed basis, as well as changes in the mix of revenue contribution from advertising contracts in effect in a particular period and related recognition of advertising revenue on a gross or net basis.

Cost of Revenue

Cost of revenue primarily consists of third-party payment processing fees, depreciation expense and amortization expense of capitalized internal-use software and technology-related intangible assets, hosting fees, insurance costs attributed to fulfillment, payments to publishers, and expenses related to cancellations.

Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

We expect cost of revenue, exclusive of stock-based compensation expense, will increase on an absolute dollar basis and vary from period to period as a percent of revenue as we continue to grow our operations.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percent of total revenue. Our gross margin has varied and will continue to vary from period to period based on a number of factors, including (1) changes in revenue mix, changes in the mix of order type due to changes in mix of use cases and fulfillment options, consumer shopping behaviors, average order values, customer fee optimization, and levels of consumer incentives, (2) operational efficiencies, (3) negotiations with our retail partners, third-party payment processors, publishers, and hosting providers, and (4) macroeconomic factors as discussed above. As we continue to expand across fulfillment options and consumer use cases, we also expect to incur additional types of costs, such as certain labor costs, that can impact both our cost of revenue and profitability trends in the future. Additionally, we expect fluctuations in transaction revenue and advertising and other revenue as described above.

Operations and Support Expense

Operations and support expense primarily consists of compensation costs for employees who support our operations, costs of customer and shopper support, costs to attract and onboard new shoppers, expenses related to software and subscriptions, and depreciation and amortization expense. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Operations and support expense, exclusive of stock-based compensation expense, may increase on an absolute dollar basis and vary from period to period as a percent of revenue and as a percent of GTV as we continue to invest in our operations and may hire additional employees, third-party consultants, and contractors to support our operations.

Research and Development Expense

Research and development expense primarily consists of compensation costs for our engineering employees, costs related to subscriptions and software, hosting fees attributed to research and development, third-party consulting fees, and depreciation and amortization expense. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Research and development expense, exclusive of stock-based compensation expense, may increase on an absolute dollar basis and vary from period to period as a percent of revenue and as a percent of GTV as we continue to invest in research and development activities relating to ongoing improvements to, and maintenance of, our offerings, including the hiring of engineering, product development, and design employees to support these efforts.

Sales and Marketing Expense

Sales and marketing expense primarily consists of advertising expenses, such as paid marketing, compensation costs for sales and marketing employees, third-party consulting fees, amortization expense of customer relationship intangible assets, and depreciation expense. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Sales and marketing expense, exclusive of stock-based compensation expense, may increase on an absolute dollar basis and vary as a percent of revenue, and as a percent of GTV as we continue to invest in sales and marketing to attract and increase the engagement of customers on Instacart and increase our brand awareness. While we expect sales and marketing expense to be one of our largest operating expenses for the foreseeable future, the trend and timing of our sales and marketing expense will depend in large part on the timing and magnitude of our marketing campaigns.

General and Administrative Expense

General and administrative expense primarily consists of compensation costs for administrative employees, including finance and accounting, human resources, policy, and legal; legal, regulatory, and policy expenses; third-party consulting fees; depreciation expense; amortization expense of patents and trademarks; and taxes. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

General and administrative expense, exclusive of stock-based compensation expense, may increase on an absolute dollar basis and vary from period to period as a percent of revenue and as a percent of GTV as we continue to invest in processes, systems, and controls to enable our internal support functions to scale with the growth of our business.

In April 2023 and 2024, certain employees elected to receive cash in lieu of a portion of certain future equity awards to be granted by our board of directors, and as a result, cash compensation expense and stock-based compensation expense within operations and support, research and development, sales and marketing, and general and administrative expenses have fluctuated and are expected to continue to fluctuate over the near term.

Other Income (Expense), Net

Other income (expense), net primarily consists of gains and losses from transactions denominated in a currency other than the functional currency.

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalents, restricted cash and cash equivalents, and marketable securities.

Provision for (Benefit from) Income Taxes

The provision for (benefit from) income taxes consists primarily of income taxes in certain federal, state, local, and foreign jurisdictions in which we conduct business. Our provision for (benefit from) income taxes differs from the U.S. federal statutory income tax rate primarily due to the tax effects of stock-based compensation recognized, federal and California research and development credits generated, and the income taxes generated in U.S. states and foreign jurisdictions. Our future effective income tax rate depends on various factors, such as changes in tax laws, regulations, accounting principles, or interpretations thereof, and the geographic composition of our pre-tax income.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The OBBBA introduces changes to U.S. tax law, with certain provisions applicable to us beginning in 2025. These changes include the immediate expensing of domestic research and experimental expenditures, accelerated tax deductions for qualified property, and modifications to certain international tax frameworks. These changes were incorporated into the provision for income taxes for the year ended December 31, 2025, resulting in a decrease in deferred tax assets, offset by a corresponding decrease in income tax payable. The provisions under the OBBBA did not have a material impact on our provision for income tax for the year ended December 31, 2025.

Results of Operations

The following table summarizes our results of operations:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions)		
Revenue	$ 3,042	$ 3,378	$ 3,742
Cost of revenue [1][2]	764	836	984
Gross profit	2,278	2,542	2,758
Operating expenses:			
Operations and support [1][2]	344	278	274
Research and development [1][2]	2,312	604	650
Sales and marketing [1][2]	961	808	854
General and administrative [1][2]	803	363	482
Total operating expenses	4,420	2,053	2,259
Income (loss) from operations	(2,142)	489	498
Other income (expense), net	—	(3)	1
Interest income	81	66	57
Income (loss) before provision for (benefit from) income taxes	(2,061)	552	556
Provision for (benefit from) income taxes	(439)	95	109
Net income (loss)	$ (1,622)	$ 457	$ 447

_____

[1] Amounts include depreciation and amortization expense as follows:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions)		
Cost of revenue	$ 25	$ 37	$ 69
Operations and support	2	2	2
Research and development	4	5	7
Sales and marketing	8	8	9
General and administrative	4	4	4
Total depreciation and amortization expense	$ 43	$ 56	$ 91

[2] Amounts include stock-based compensation expense as follows:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions)		
Cost of revenue	$ 18	$ 8	$ 9
Operations and support	90	13	14
Research and development	1,800	144	204
Sales and marketing	316	62	59
General and administrative	532	73	66
Total stock-based compensation expense	$ 2,756	$ 300	$ 352

The following table summarizes the components of our consolidated statements of operations as a percent of revenue:

	Year Ended December 31,		
	2023	2024	2025
	(as a percent of revenue) [1]		
Revenue	100 %	100 %	100 %
Cost of revenue	25	25	26
Gross profit	75	75	74
Operating expenses:			
Operations and support	11	8	7
Research and development	76	18	17
Sales and marketing	32	24	23
General and administrative	26	11	13
Total operating expenses	145	61	60
Income (loss) from operations	(70)	14	13
Other income (expense), net	—	—	—
Interest income	3	2	2
Income (loss) before provision for (benefit from) income taxes	(68)	16	15
Provision for (benefit from) income taxes	(14)	3	3
Net income (loss)	(53)%	14 %	12 %

_____

[1] Totals of percent of revenue may not foot due to rounding.

Comparison of the Years Ended December 31, 2024 and 2025

Revenue

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Transaction	$ 2,420	$ 2,677	$ 257	11 %
Advertising and other	958	1,065	106	11 %
Total revenue	$ 3,378	$ 3,742	$ 364	11 %

The increase in transaction revenue during 2025, compared to 2024, was primarily driven by growth in GTV, which grew 11%, increased fulfillment efficiencies, and lower consumer incentives, partially offset by our ongoing investment into affordability initiatives designed to increase customer engagement.

The increase in advertising and other revenue during 2025, compared to 2024, was primarily driven by interrelated factors including an increase in advertising volume, activity on our platform, and strength from emerging brand partners. Advertising and other investment rate of 2.9% during 2025 was effectively flat, compared to 2024.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Cost of revenue	$ 836	$ 984	$ 148	18 %
Gross profit	$ 2,542	$ 2,758	$ 216	8 %
Gross margin	75 %	74 %		

The increase in cost of revenue during 2025, compared to 2024, was primarily due to increases of $51 million in credit card processing fees, $51 million in payments to publishers, and $33 million in depreciation and amortization expense, primarily related to capitalized internal-use software, partially offset by a decrease of $16 million in cancellation and redelivery costs.

The increase in gross profit during 2025, compared to 2024, was primarily driven by the increase in total revenue due to the factors described above. The decrease in gross margin during 2025, compared to 2024 was primarily due to cost of revenue growing faster than revenue.

Operations and Support

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Operations and support	$ 278	$ 274	$ (4)	(2)%
Percent of revenue	8 %	7 %		

The decrease in operations and support expense during 2025, compared to 2024, was immaterial.

Research and Development Expense

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Research and development	$ 604	$ 650	$ 45	8 %
Percent of revenue	18 %	17 %		

The increase in research and development expense during 2025, compared to 2024, was primarily due to a net increase of $51 million in total compensation costs driven by a net increase in stock-based compensation expense. In 2024, stock-based compensation expense included a reversal of $79 million related to executive departures and terminated employees in connection with the restructuring plan that did not recur in 2025. The increase was partially offset by lower cash compensation reflecting changes in the mix of our employee cash and equity compensation and bonuses and a $9 million benefit from higher capitalized software development costs.

Sales and Marketing Expense

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Sales and marketing	$ 808	$ 854	$ 47	6 %
Percent of revenue	24 %	23 %		

The increase in sales and marketing expense during 2025, compared to 2024, was primarily due to increases of $25 million in marketing costs, primarily from increased paid marketing and $11 million in consulting costs.

General and Administrative Expense

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
General and administrative	$ 363	$ 482	$ 119	33 %
Percent of revenue	11 %	13 %		

The increase in general and administrative expense during 2025, compared to 2024, was primarily due to increases of $131 million in accruals for legal matters and sales and indirect taxes and an increase of $12 million in fixed asset impairments, partially offset by a decrease of $15 million in total compensation costs driven by lower stock-based compensation expense. The increase in accruals for legal matters includes $60 million related to the settlement with the FTC. Refer to Note 10 — Commitments and Contingencies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion.

Interest Income

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Interest income	$ 66	$ 57	$ (10)	(15)%

The decrease in interest income during 2025, compared to 2024, was primarily due to lower interest rates during 2025.

Provision for (Benefit from) Income Taxes

	Year Ended December 31,			
	2024	2025	$ Change	% Change
	(in millions, except percentages)			
Provision for (benefit from) income taxes	$ 95	$ 109	$ 14	14 %

The increase in the provision for income taxes during 2025, compared to 2024, was primarily driven by the tax benefit related to the recognition of stock-based compensation expense and a decrease to federal and state research and development credits generated during 2025.

Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes.

We use Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, Adjusted EBITDA margin, adjusted cost of revenue, adjusted cost of revenue as a percent of GTV, adjusted operations and support expense, adjusted operations and support expense as a percent of GTV, adjusted research and development expense, adjusted research and development expense as a percent of GTV, adjusted sales and marketing expense, adjusted sales and marketing expense as a percent of GTV, adjusted general and administrative expense, adjusted general and administrative expense as a percent of GTV, adjusted total operating expenses, and adjusted total operating expenses as a percent of GTV (collectively "Non-GAAP Measures") in conjunction with GAAP measures to assess performance, to inform the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to discuss our business and financial performance with our board of directors. We believe that these Non-GAAP Measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these Non-GAAP Measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these Non-GAAP Measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with our consolidated statements of operations prepared in accordance with GAAP. Our presentation of non-GAAP financial measures may not be comparable to similar measures used by other companies, which reduce their usefulness as comparative measures. In addition, other companies may not publish these or similar measures. Further, these measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations.

We encourage investors and others to review our business, results of operations, and financial information in their entirety, not to rely on any single financial measure, and carefully consider our results under GAAP, as well as our supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand our business.

Adjusted EBITDA, Adjusted EBITDA as a Percent of GTV, and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) provision for (benefit from) income taxes, (ii) interest income, (iii) other (income) expense, net, (iv) depreciation and amortization expense, (v) stock-based compensation expense, (vi) payroll taxes related to stock-based compensation, (vii) certain legal and regulatory accruals and settlements, net, (viii) reserves for sales and other indirect taxes, net, (ix) acquisition-related expenses, (x) restructuring charges, and (xi) issuance costs related to our Series A Preferred Stock. We define Adjusted EBITDA margin as Adjusted EBITDA as a percent of revenue.

We include Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin in this Annual Report on Form 10-K because they are important measures upon which our management assesses our operating performance and the operating leverage in our business. Because Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin facilitate internal comparisons of our historical operating performance, including as an indication of our revenue growth and operating efficiencies when compared to GTV and revenue over time, we use them to evaluate the effectiveness of our strategic initiatives and for business planning purposes. We also believe that Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin, when taken collectively, may be useful to investors because they provide consistency and comparability with past financial performance, so that investors can evaluate our operating efficiencies by excluding certain items that may not be indicative of our business, results of operations, or outlook. In addition, we believe Adjusted EBITDA is widely used by investors, securities analysts, rating agencies, and other parties in evaluating companies in our industry as a measure of operational performance.

Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin should not be considered as alternatives to net income (loss), net income (loss) as a percent of GTV, net income (loss) as a percent of revenue, or any other measure of financial performance calculated and presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin rather than net income (loss), net income (loss) as a percent of GTV, and net income (loss) as a percent of revenue, which are the most directly comparable GAAP measures. Some of these limitations are that each of Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, and Adjusted EBITDA margin:

- does not reflect provision for or benefit from income taxes that reduces or increases cash available to us.

- does not reflect interest income which increases cash available to us;

- does not reflect other income or expense that includes unrealized and realized gains and losses on foreign currency exchange; and

- excludes depreciation and amortization expense, and although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

- excludes stock-based compensation expense;

- excludes payroll taxes related to stock-based compensation;

- does not reflect the positive or adverse adjustments related to the reserve for sales and other indirect taxes or certain legal and regulatory accruals and settlements, net;

- excludes acquisition-related expenses; and

- excludes restructuring charges.

Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, we consider, and you should consider, Adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended December 31,		
	2023	2024	2025
	(in millions, except percentages)		
Net income (loss)	$ (1,622)	$ 457	$ 447
Add (deduct):			
Provision for (benefit from) income taxes	(439)	95	109
Interest income	(81)	(66)	(57)
Other (income) expense, net	—	3	(1)
Depreciation and amortization expense	43	56	91
Stock-based compensation expense [1]	2,756	300	352
Payroll taxes related to stock-based compensation [2]	24	24	21
Certain legal and regulatory accruals and settlements, net [3]	(4)	10	125
Reserves for sales and other indirect taxes, net [4]	(35)	(14)	(3)
Acquisition-related expenses	(4)	2	2
Restructuring charges [5]	—	18	—
Other [6]	3	—	—
Adjusted EBITDA	$ 641	$ 885	$ 1,087
GTV	$ 30,322	$ 33,461	$ 37,224
Net income (loss) as a percent of GTV	(5.3)%	1.4 %	1.2 %
Adjusted EBITDA as a percent of GTV	2.1 %	2.6 %	2.9 %
Revenue	$ 3,042	$ 3,378	$ 3,742
Net income (loss) as a percent of revenue	(53)%	14 %	12 %
Adjusted EBITDA margin	21 %	26 %	29 %

---

[1] The year ended December 31, 2024 includes an aggregate $95 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for executive departures and for terminated employees in connection with our restructuring plan during the first quarter of 2024.

[2] Represents employer payroll taxes related to the vesting and settlement of certain equity awards.

[3] Represents certain legal, regulatory, and policy expenses, including those related to worker classification, as well as non-recurring intellectual property matters and regulatory settlements.

[4] Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our underlying operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

[5] Represents severance payments and other related benefits for terminated employees in connection with our restructuring plan during the first quarter of 2024. Refer to Note 17 — Restructuring to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

[6] Represents issuance costs related to the issuance of our Series A Preferred Stock.

Adjusted Cost of Revenue and Adjusted Cost of Revenue as a Percent of GTV

We define adjusted cost of revenue as cost of revenue excluding depreciation and amortization expense and stock-based compensation expense. We exclude depreciation and amortization expense and stock-based compensation expense as they are non-cash in nature.

The following table provides a reconciliation of cost of revenue to adjusted cost of revenue:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions, except percentages)		
Cost of revenue	$ 764	$ 836	$ 984
Adjusted to exclude the following:			
Depreciation and amortization expense	(25)	(37)	(69)
Stock-based compensation expense	(18)	(8)	(9)
Adjusted cost of revenue	$ 721	$ 791	$ 905
Cost of revenue as a percent of GTV	2.5 %	2.5 %	2.6 %
Adjusted cost of revenue as a percent of GTV	2.4 %	2.4 %	2.4 %

Adjusted Operations and Support Expense and Adjusted Operations and Support Expense as a Percent of GTV

We define adjusted operations and support expense as operations and support expense excluding depreciation and amortization expense, stock-based compensation expense, payroll taxes related to stock-based compensation, and restructuring charges. We exclude depreciation and amortization expense and stock-based compensation expense as they are non-cash in nature. We exclude payroll taxes related to the vesting and settlement of certain equity awards and restructuring charges as they are not indicative of our operating performance.

The following table provides a reconciliation of operations and support expense to adjusted operations and support expense:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions, except percentages)		
Operations and support expense	$ 344	$ 278	$ 274
Adjusted to exclude the following:			
Depreciation and amortization expense	(2)	(2)	(2)
Stock-based compensation expense [1]	(90)	(13)	(14)
Payroll taxes related to stock-based compensation [2]	(2)	(2)	(1)
Restructuring charges [3]	—	(2)	—
Adjusted operations and support expense	$ 250	$ 259	$ 257
Operations and support expense as a percent of GTV	1.1 %	0.8 %	0.7 %
Adjusted operations and support expense as a percent of GTV	0.8 %	0.8 %	0.7 %

_____

[1] Stock-based compensation expense for the year ended December 31, 2024 includes a $4 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for terminated employees in connection with our restructuring plan during the first quarter of 2024.

[2] Represents employer payroll taxes related to the vesting and settlement of certain equity awards.

[3] Represents severance payments and other related benefits for terminated employees in connection with our restructuring plan during the first quarter of 2024. Refer to Note 17 — Restructuring to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Adjusted Research and Development Expense and Adjusted Research and Development Expense as a Percent of GTV

We define adjusted research and development expense as research and development expense excluding depreciation and amortization expense, stock-based compensation expense, payroll taxes related to stock-based compensation, and restructuring charges. We exclude depreciation and amortization expense and stock-based compensation expense as they are non-cash in nature and we exclude payroll taxes related to the vesting and settlement of certain equity awards and restructuring charges as they are not indicative of our operating performance.

The following table provides a reconciliation of research and development expense to adjusted research and development expense:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions, except percentages)		
Research and development expense	$ 2,312	$ 604	$ 650
Adjusted to exclude the following:			
Depreciation and amortization expense	(4)	(5)	(7)
Stock-based compensation expense [1]	(1,800)	(144)	(204)
Payroll taxes related to stock-based compensation [2]	(14)	(15)	(12)
Restructuring charges [3]	—	(9)	—
Adjusted research and development expense	$ 494	$ 431	$ 426
Research and development expense as a percent of GTV	7.6 %	1.8 %	1.7 %
Adjusted research and development expense as a percent of GTV	1.6 %	1.3 %	1.1 %

[1] The year ended December 31, 2024 includes a $79 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for executive departures and for terminated employees in connection with our restructuring plan during the first quarter of 2024.

[2] Represents employer payroll taxes related to the vesting and settlement of certain equity awards.

[3] Represents severance payments and other related benefits for terminated employees in connection with our restructuring plan during the first quarter of 2024. Refer to Note 17 — Restructuring to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Adjusted Sales and Marketing Expense and Adjusted Sales and Marketing Expense as a Percent of GTV

We define adjusted sales and marketing expense as sales and marketing expense excluding depreciation and amortization expense, stock-based compensation expense, payroll taxes related to stock-based compensation, acquisition-related expenses, and restructuring charges. We exclude depreciation and amortization expense and stock-based compensation expense as they are non-cash in nature and we exclude payroll taxes related to the vesting and settlement of certain equity awards, acquisition-related expenses, and restructuring charges as they are not indicative of our operating performance.

The following table provides a reconciliation of sales and marketing expense to adjusted sales and marketing expense:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions, except percentages)		
Sales and marketing expense	$ 961	$ 808	$ 854
Adjusted to exclude the following:			
Depreciation and amortization expense	(8)	(8)	(9)
Stock-based compensation expense [1]	(316)	(62)	(59)
Payroll taxes related to stock-based compensation [2]	(2)	(4)	(3)
Acquisition-related expenses	4	—	—
Restructuring charges [3]	—	(3)	—
Adjusted sales and marketing expense	$ 639	$ 731	$ 783
Sales and marketing expense as a percent of GTV	3.2 %	2.4 %	2.3 %
Adjusted sales and marketing expense as a percent of GTV	2.1 %	2.2 %	2.1 %

[1] The year ended December 31, 2024 includes an $8 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for terminated employees in connection with our restructuring plan during the first quarter of 2024.

[2] Represents employer payroll taxes related to the vesting and settlement of certain equity awards.

[3] Represents severance payments and other related benefits for terminated employees in connection with our restructuring plan during the first quarter of 2024. Refer to Note 17 — Restructuring to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Adjusted General and Administrative Expense and Adjusted General and Administrative Expense as a Percent of GTV

We define adjusted general and administrative expense as general and administrative expense excluding depreciation and amortization expense; stock-based compensation expense; payroll taxes related to stock-based compensation; certain legal and regulatory accruals and settlements, net; reserves for sales and other indirect taxes, net; acquisition-related expenses; restructuring charges; and issuance costs related to our Series A Preferred Stock. We exclude depreciation and amortization expense and stock-based compensation expense as these are non-cash in nature. We exclude payroll taxes related to the vesting and settlement of certain equity awards; certain legal and regulatory accruals and settlements, net; reserves for sales and other indirect taxes, net; acquisition-related expenses, restructuring charges, and issuance costs related to our Series A Preferred Stock as they are not indicative of our operating performance.

The following table provides a reconciliation of general and administrative expense to adjusted general and administrative expense:

	Year Ended December 31,		
	2023	2024	2025
	(in millions, except percentages)		
General and administrative expense	$ 803	$ 363	$ 482
Adjusted to exclude the following:			
Depreciation and amortization expense	(4)	(4)	(4)
Stock-based compensation expense [1]	(532)	(73)	(66)
Payroll taxes related to stock-based compensation [2]	(6)	(3)	(4)
Certain legal and regulatory accruals and settlements, net [3]	4	(10)	(125)
Reserves for sales and other indirect taxes, net [4]	35	14	3
Acquisition-related expenses	—	(2)	(2)
Restructuring charges [5]	—	(4)	—
Other [6]	(3)	—	—
Adjusted general and administrative expense	$ 297	$ 281	$ 284
General and administrative expense as a percent of GTV	2.6 %	1.1 %	1.3 %
Adjusted general and administrative expense as a percent of GTV	1.0 %	0.8 %	0.8 %

_____

[1] The year ended December 31, 2024 includes a $4 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for terminated employees in connection with our restructuring plan during the first quarter of 2024.

[2] Represents employer payroll taxes related to the vesting and settlement of certain equity awards.

[3] Represents certain legal, regulatory, and policy expenses, including those related to worker classification, as well as non-recurring intellectual property matters and regulatory settlements.

[4] Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our underlying operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

[5] Represents severance payments and other related benefits for terminated employees in connection with our restructuring plan during the first quarter of 2024. Refer to Note 17 — Restructuring to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

[6] Represents issuance costs related to the issuance of our Series A Preferred Stock.

Adjusted Total Operating Expenses and Adjusted Total Operating Expenses as a Percent of GTV

We define adjusted total operating expenses as the sum of adjusted operations and support expense, adjusted research and development expense, adjusted sales and marketing expense, and adjusted general and administrative expense. We exclude depreciation and amortization expense and stock-based compensation expense as these are non-cash in nature. We exclude payroll taxes related to the vesting and settlement of certain equity awards; certain legal and regulatory accruals and settlements, net; reserves for sales and other indirect taxes, net; acquisition-related expenses; restructuring charges; and issuance costs related to our Series A Preferred Stock as these are not indicative of our operating performance.

The following table provides a reconciliation of operating expenses to adjusted total operating expenses:

	Year Ended December 31,		
	2023	2024	2025
	(in millions, except percentages)		
Total operating expenses	$ 4,420	$ 2,053	$ 2,259
Adjusted to exclude to the following:			
Depreciation and amortization expense	(18)	(19)	(22)
Stock-based compensation expense [1]	(2,738)	(292)	(343)
Payroll taxes related to stock-based compensation [2]	(24)	(24)	(20)
Certain legal and regulatory accruals and settlements, net [3]	4	(10)	(125)
Reserves for sales and other indirect taxes, net [4]	35	14	3
Acquisition-related expenses	4	(2)	(2)
Restructuring charges [5]	—	(18)	—
Other [6]	(3)	—	—
Adjusted total operating expenses	$ 1,680	$ 1,702	$ 1,750
Total operating expenses as a percent of GTV	14.6 %	6.1 %	6.1 %
Adjusted total operating expenses as a percent of GTV	5.5 %	5.1 %	4.7 %

_____

[1] The year ended December 31, 2024 includes an aggregate $95 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for executive departures terminated employees in connection with our restructuring plan during the first quarter of 2024.

[2] Represents employer payroll taxes related to the vesting and settlement of certain equity awards.

[3] Represents certain legal, regulatory, and policy expenses, including those related to worker classification, as well as non-recurring intellectual property matters and regulatory settlements.

[4] Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our underlying operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

[5] Represents severance payments and other related benefits for terminated employees in connection with our restructuring plan during the first quarter of 2024. Refer to Note 17 — Restructuring to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

[6] Represents issuance costs related to the issuance of our Series A Preferred Stock.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through fees received from retailers, customers, and brands and net proceeds we have received from the issuance of equity securities, which includes proceeds from our IPO completed in 2023. As of December 31, 2025, we had cash and cash equivalents of $637 million and marketable securities of $130 million which were primarily held for working capital purposes.

Although we have generated profit in recent periods, including net income of $447 million for the year ended December 31, 2025, we have historically experienced significant net losses as reflected in our accumulated deficit of $4.5 billion as of December 31, 2025. While we generated positive cash flows from operating activities during the years ended December 31, 2024 and 2025, our future cash flows from operating activities may fluctuate as a result of investments we continue to make across our organization. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

Our working capital and operating cash flows fluctuated and continue to fluctuate significantly from period to period as a result of new initiatives, the timing of payments made to and/or received from retailers, shoppers, and vendors, and certain transaction types, such as those involving EBT SNAP and alcohol sales, which have a more significant impact on our working capital and operating cash flow due to the variability, magnitude, and timing of retailer reimbursements. Additionally, we make substantial weekly payments to shoppers on Tuesdays and Sundays for services delivered on Instacart and, therefore, we expect our reported cash and cash flows from operating activities to be impacted based on the day of the week of each reporting period. Furthermore, due to the timing of funding to a certain payment card issuer, we may experience an increase in short-term liabilities based on the day of the week of the last day of each reporting period.

In November 2023, our board of directors approved a share repurchase program with authorization to purchase up to an aggregate of $500 million of our common stock, which was subsequently increased to $1 billion in February 2024. In June 2024, our board of directors authorized a new share repurchase program to purchase up to an aggregate of $500 million of our common stock, which was subsequently increased to $750 million, $1 billion, and later $2.5 billion in

November 2024, May 2025, and November 2025, respectively. At the time of authorization of the June 2024 program, no capacity remained under the previous share repurchase program. During the year ended December 31, 2025, we repurchased and immediately retired 33 million shares of our common stock for an aggregate purchase price of $1.3 billion including broker commissions, fees, and excise taxes, under this share repurchase program, which included shares repurchased under the ASR Agreement.

On November 10, 2025, we entered into the ASR Agreement with a third-party financial institution to repurchase $250 million of our common stock. Pursuant to the terms of the ASR Agreement, we paid $250 million to the financial institution and received and retired an initial delivery of 5.4 million shares of common stock on November 12, 2025, representing 80% of the value of the $250 million payment. Repurchases under the ASR Agreement were completed in January 2026. Refer to Note 12 - Stockholders' Equity for further discussion.

Share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act.

We believe that our existing cash, cash equivalents, and marketable securities will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months and beyond. However, our future cash requirements will depend on many factors, including our growth rate, the timing and the amount of cash received from retailers, customers, and brands, the timing and extent of spending to support our research and development efforts as well as sales and marketing activities, the introduction of enhancements, the continuing market adoption of Instacart, and the volume and timing of our share repurchases. In addition, we may enter into additional or expanded retailer, customer, brand, or other relationships, as well as agreements to acquire or invest in complementary businesses, products, teams, and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may be required to seek additional financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. In particular, recent volatility in the global financial markets, including due to the impact of tariffs or other trade restrictions, elevated interest rates and other macroeconomic conditions, geopolitical conflicts, and potential disruptions in access to bank deposits or lending commitments due to bank failures could reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		
	2023	2024	2025
	(in millions)		
Net cash provided by operating activities	$ 586	$ 687	$ 971
Net cash provided by (used in) investing activities	135	(107)	(208)
Net cash used in financing activities	(30)	(1,413)	(1,391)

Cash Flows from Operating Activities

For the year ended December 31, 2025, net cash provided by operating activities was $971 million, which consisted of net income of $447 million and adjustments for certain non-cash items of $586 million, partially offset by net cash outflows from changes in operating assets and liabilities of $61 million. Adjustments for certain non-cash items were primarily driven by stock-based compensation expense of $352 million, which increased from the year ended December 31, 2024. Fluctuations in operating assets and liabilities were driven by general business impacts including (i) the timing of customer, vendor, and other third party payments and accruals including legal, regulatory, and non-recurring intellectual property matters; (ii) the timing of customer collections due to the collection of a large accounts receivable balance from a retailer and the mix of transaction types, such as those involving EBT SNAP, which result in longer and uneven collection cycles; (iii) the timing of spend and usage of software subscriptions for hosting arrangements; and (iv) the overall growth of our business. Included in regulatory accruals above is the $60 million settlement with the FTC, which was paid with cash on hand in January 2026.

For the year ended December 31, 2024, net cash provided by operating activities was $687 million, which consisted of net income of $457 million, adjusted by non-cash items of $449 million, primarily from stock-based compensation expense of $300 million, and by net cash outflows from changes in operating assets and liabilities of $219 million. The year over year increase in net income from a net loss of $1,622 million to net income of $457 million was driven by a year over year decrease in stock-based compensation expense due to the vesting of RSUs and restricted stock as a result of the satisfaction of the liquidity event-based vesting condition upon the effective date of the registration statement on Form S-1 filed under the Securities Act in connection with our IPO in the prior year, in addition to the growth of our business and further optimization of expenses. The year over year decrease in net changes in operating assets and liabilities, which impacted cash provided by operating activities, from a net cash outflow of $165 million to $219 million was primarily driven by (i) general business impacts such as the timing of customer collections impacted by the mix of transaction types, such as those involving EBT SNAP and alcohol sales, which result in longer and uneven collection cycles; (ii) lower release of sales tax reserves due to resolutions of certain state examinations in the prior year; (iii) the overall growth of our business; and (iv) the timing of customer, vendor, and other third party payments.

Cash Flows from Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $208 million, comprised primarily of purchases of marketable securities of $280 million, acquisitions of businesses, net of cash acquired, of $106 million, and purchases of property and equipment, including capitalized internal-use software, of $61 million, partially offset by maturities of marketable securities of $243 million.

For the year ended December 31, 2024, net cash used in investing activities was $107 million, comprised primarily of purchases of marketable securities of $110 million and purchases of property and equipment, including capitalized internal-use software, of $64 million, partially offset by maturities of marketable securities of $70 million.

Cash Flows from Financing Activities

For the year ended December 31, 2025, net cash used in financing activities was $1,391 million, comprised primarily of repurchases of common stock of $1,386 million, including the $250 million ASR Agreement, and taxes paid related to the net share settlement of equity awards of $24 million. Refer to Note 12 — Stockholders' Equity to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion around the ASR Agreement.

For the year ended December 31, 2024, net cash used in financing activities was $1,413 million, comprised primarily of repurchases of common stock of $1,402 million and taxes paid related to net share settlement of equity awards of $101 million, partially offset by proceeds from exercise of stock options of $80 million.

Contractual Obligations and Commitments

Operating Leases

Our operating lease commitments are primarily related to corporate offices. As of December 31, 2025, we had fixed lease payment obligations of $42 million, with $3 million to be paid within 12 months and the remainder thereafter. For additional discussion on our operating leases, refer to Note 10 — Commitments and Contingencies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Non-Cancellable Purchases

Our non-cancellable purchase commitments are primarily related to infrastructure service contracts for technology platforms. As of December 31, 2025, we had non-cancellable purchase obligations of $209 million, with $125 million to be paid within 12 months and the remainder thereafter.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and any such differences may be material. We believe that of our significant accounting policies, which are described in Note 2 — Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.

Revenue Recognition

Instacart connects multiple parties to facilitate transactions. Our revenue consists of transaction revenue and advertising and other revenue and is recognized in accordance with ASC 606, Revenue from Contracts with Customers.

Transaction Revenue

We generate revenue primarily from fees received from end users and amounts paid by retailers for our transaction service, net of any coupons, incentives, and refunds, as well as payments to shoppers. Our primary performance obligation to the retailer is to connect retailers with end users for the provision of goods by the retailer to the end user. Our sole performance obligation to the end user is to arrange for a shopper to provide fulfillment services to the end user. Each performance obligation is satisfied at a point in time, upon the transfer of control of the services.

Advertising and Other Revenue

We generate revenue from the sale of advertising to companies that are interested in reaching end users. Advertising products include Sponsored Product ads, display ads, coupons, and a variety of other online advertising services. Our performance obligation is to continually promote a brand over the duration of the contractual term. We recognize revenue in the amount that we have the right to invoice as advertising services are rendered, which occurs upon delivery of clicks, upon delivery of impressions, over the contract term on a fixed fee basis, or upon redemptions of coupons. We also offer software subscription services that enhance the omnichannel shopping experience to certain retailers and generate an immaterial amount of other revenue from software subscriptions. Revenue from our software subscription services is recognized ratably over the subscription period.

Principal versus Agent Considerations

As multiple parties are involved in a transaction between end users, retailers, and shoppers, judgment is required in determining whether we are the principal or agent for the goods and services provided to the end user or retailer in a transaction. We present revenue on a gross or net basis based on whether we control the goods or services provided to the end user or retailer and are the principal (gross), or we arrange for other parties to provide the goods or service to the end user or retailer and are an agent (net).

Goods: We have determined that we are an agent for the retailer in the sale of goods to the end user as we do not control the goods at any time before they are transferred to the end user. We do not pre-purchase or otherwise obtain control of the goods and only benefit from our fee for arranging for the sale of goods by the retailer to the end user. We also do not take inventory risk and do not generally have discretion over pricing of the goods.

Fulfillment services: We have determined that we are an agent for the end user in the procurement of fulfillment services from shoppers who are independent contractors. We do not control the fulfillment services provided as we do not pre-purchase services or otherwise direct shoppers to perform fulfillment services on our behalf. We do not promise fulfillment services to end users at any time. In addition, we are not primarily responsible for and do not have inventory risk for the fulfillment services. Although we have discretion in establishing the fees paid for the services, we believe this indicator does not alone provide persuasive evidence that we control the fulfillment services.

We recognize as revenue the net amount we retain from both the retailer and the end user from a transaction after remitting the purchase value of the goods to the retailer and amounts owed to the shopper for their services.

In limited situations, through the third quarter of 2024, we utilized in-store shoppers to provide certain fulfillment activities for end users with the related costs of employees recorded within cost of revenue in the consolidated statements of operations.

Advertising services: For certain advertising arrangements that involve third parties, we record advertising revenue on a gross or net basis based on whether we act as a principal or agent in the transaction, which is assessed on a contract by contract basis. When we act as the principal and control the services provided to the brand partner, we record revenue on a gross basis, recognizing fees from the brand partner as revenue and related payments to the publisher as cost of revenue. When we act as an agent and do not control the services, we record revenue on a net basis, representing only the net amount received from the brand partner after payments to the publisher.

Revenue Share

We generate revenue from partnerships with payment card issuers whereby shoppers use cards issued by the payment card issuers to pay for goods at the retailers' point-of-sale. We earn a revenue share from the payment card issuers for transactions processed through these payment cards and record these amounts in the same period the underlying transaction takes place.

Coupons, Refunds, and Incentives

We offer several types of coupons and incentives to encourage use of our services, including customer appeasement credits, promotional coupons, and referral bonus coupons. In certain cases, we also provide refunds to retailers primarily in the form of price concessions. Refunds are accounted for as variable consideration and there is limited uncertainty in estimation given the short duration. In certain cases, end user fees received may be less than the amount of refunds, coupons, incentives, and shopper payments applicable to a particular transaction. This shortfall is recorded within revenue in the consolidated statements of operations.

Loss Contingencies

We are involved in various legal proceedings, claims and regulatory, non-income tax audits, or government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We record liabilities to address potential exposures related to tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when we believe that it is both probable that a loss has been incurred and the amount can be estimated.

We review the developments of each individual legal proceeding that could affect the amount of liabilities that have been previously recorded and the range of possible losses disclosed. We make adjustments to our liabilities and disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events.

The outcomes of these legal proceedings are inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of our reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We did not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. We may recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Due to uncertainties in any tax audit outcome, our estimates of the ultimate settlement of our unrecognized tax positions may change and the actual tax benefits may differ significantly from the estimates.

Recent Accounting Pronouncements

See Note 2 — Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and exchange risk, interest rate risk, and inflation risk as follows:

Foreign Currency and Exchange Risk

We transact business globally in multiple currencies, with the vast majority of our cash generated from revenue denominated in the U.S. dollar and a small amount denominated in other foreign currencies. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar.

We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to remeasurement of certain asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements. As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

As of December 31, 2025, we had cash and cash equivalents of $637 million and marketable securities of $130 million invested in a variety of securities, including money market funds, commercial paper, U.S. government and government agency debt securities, and corporate debt securities. In addition, we had $190 million of restricted cash and cash equivalents primarily due to legally restricted funds maintained in a bank account pursuant to an agreement with a payment card issuer and outstanding letters of credit established in connection with lease agreements for our facilities. Our cash, cash equivalents, and marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. We may be exposed to further interest rate risk if we revise our strategy to invest in longer term securities in the future. A hypothetical 10% increase or decrease in interest rates would not have had a material impact on our consolidated financial statements as of December 31, 2025.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than as a result of its impact on the general economy. However, we are operating in a more volatile inflationary environment due to macroeconomic conditions and have limited data and experience doing so in our history, particularly at our scale. The principal inflationary factors affecting our business are higher prices of products offered by retail partners through Instacart, including due to higher raw material costs, tariffs and trade restrictions, shipping and freight costs, elevated fuel prices that are borne by our partners, and customers purchasing fewer items on average per order. Higher retailer prices, resulting in increased grocery costs and reduced consumer spending have negatively impacted consumer demand for online grocery as consumers return to in-store shopping to save on service and delivery fees and also have reduced order frequency, driven lower order volumes, and impacted average order values. Customers have and may continue to reduce spending on more premium products, and our brand partners have and may continue to reduce their overall advertising budgets, either of which could harm our revenue and margin. We may also not be able to fully offset higher costs through operational efficiencies or price increases. Increased fuel prices as a result of supply chain and other macroeconomic factors may also result in fewer shoppers or reduced shopper activity. While we have previously implemented certain shopper incentives in response to these factors, persistent or increased shopper shortages may require us to reintroduce or further increase shopper incentives to ensure sufficient shoppers are available to meet demand or provide additional consumer incentives or refunds due to shopper delays or incorrect orders, which have historically occurred and reduced our revenue and profitability. As a result of these factors, we may experience fluctuations in GTV and orders, which could negatively impact our revenue and margin.

Certain of our offerings focused on affordability, such as the addition of discount grocers to Instacart, continued customer promotions, no rush delivery, Instacart+ members-only discounts, and acceptance of other payment options may improve customer accessibility to online grocery and help offset pricing challenges faced by customers due to inflationary pressures and customer fees. However, we cannot predict whether such offerings will offset or mitigate the negative impacts of inflationary pressures to our business, such as general reductions in spending by customers. Our inability or failure to address challenges relating to inflation could harm our business, financial condition, and results of operations.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Maplebear Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Maplebear Inc. DBA Instacart and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Transaction Revenue and Advertising Revenue

As described in Notes 2 and 3 to the consolidated financial statements, for the year ended December 31, 2025, the Company's transaction revenue was $2,677 million and advertising and other revenue was $1,065 million, substantially all of which relates to advertising revenue. For transaction revenue, the Company primarily generates its revenue from fees received from end users and amounts paid by retailers for the transaction service and is net of any coupons, incentives, and refunds, as well as payments to shoppers. Each performance obligation is satisfied at a point in time, upon the transfer of control of the services. For advertising revenue, the Company generates revenue from the sale of advertising to companies that are interested in reaching the Company's end users. The Company primarily recognizes revenue in the amount that the Company has the right to invoice as advertising services are rendered, which occurs upon delivery of clicks, upon delivery of impressions, over the contract term on a fixed fee basis, or upon redemptions of coupons. The Company also generates revenue through a revenue share from the payment card issuers for transactions processed through payment cards and the Company records these amounts in the same period the underlying transaction takes place.

The principal consideration for our determination that performing procedures relating to revenue recognition – for transaction revenue and advertising revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of transaction and advertising revenue. These procedures also included, among others, (i) evaluating certain transaction revenue and advertising revenue transactions by a) testing the settlement of invoices and credit memos, b) tracing transactions not settled to a detailed listing of accounts receivable, and c) testing a sample of credit memos issued during the year and subsequent to year end by obtaining and inspecting source documents; (ii) evaluating transaction revenue recognized by reconciling revenue to total cash paid by end users and, for a sample of transaction revenue transactions, obtaining and inspecting source documents, such as contracts, invoices, retailer and end user orders, application of coupons, incentives, refunds, or credit memos, and cash receipts; (iii) evaluating revenue recognized for a sample of unbilled revenue transactions by obtaining and inspecting source documents, such as contracts, invoices, retailer and end user orders or advertising campaign information, application of credit memos, and subsequent cash receipts; (iv) confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as contracts, invoices, retailer and end user orders or advertising campaign information, and subsequent cash receipts; and (v) testing the completeness and accuracy of data provided by management.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 26, 2026

We have served as the Company's auditor since 2017, which includes periods before the Company became subject to SEC reporting requirements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts, which are reflected in thousands, and per share amounts)

		As of December 31,		
		2024		**2025**
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,278	$	637
Short-term marketable securities		91		50
Accounts receivable, net of allowance of $4 and $3, respectively		1,014		1,127
Restricted cash and cash equivalents, current		152		172
Prepaid expenses and other current assets		162		213
Total current assets		2,697		2,199
Long-term marketable securities		—		81
Restricted cash and cash equivalents, noncurrent		19		18
Property and equipment, net		200		218
Operating lease right-of-use assets		21		30
Intangible assets, net		52		71
Goodwill		317		393
Deferred tax assets, net		771		664
Other assets		38		14
Total assets	$	4,115	$	3,687
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	80	$	70
Accrued and other current liabilities		505		634
Operating lease liabilities, current		13		3
Deferred revenue		200		211
Total current liabilities		798		917
Operating lease liabilities, noncurrent		13		33
Other long-term liabilities		25		24
Total liabilities		836		974
Commitments and contingencies (Note 10)				
Series A redeemable convertible preferred stock; $0.0001 par value per share; 5,833 shares authorized, issued, and outstanding as of December 31, 2024 and 2025		186		196
Stockholders' equity:				
Preferred stock, $0.0001 par value per share; 24,167 shares authorized as of December 31, 2024 and 2025; zero shares issued and outstanding as of December 31, 2024 and 2025		—		—
Common stock, $0.0001 par value per share; 2,000,000 shares authorized as of December 31, 2024 and 2025; 260,964 and 242,867 shares issued and outstanding as of December 31, 2024 and 2025, respectively		—		—
Additional paid-in capital		6,687		7,005
Accumulated other comprehensive loss		(9)		(1)
Accumulated deficit		(3,585)		(4,486)
Total stockholders' equity		3,093		2,518
Total liabilities, redeemable convertible preferred stock, and stockholders' equity	$	4,115	$	3,687

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except share amounts, which are reflected in thousands, and per share amounts)

	Year Ended December 31,		
	2023	2024	2025
Revenue	$ 3,042	$ 3,378	$ 3,742
Cost of revenue	764	836	984
Gross profit	2,278	2,542	2,758
Operating expenses:			
Operations and support	344	278	274
Research and development	2,312	604	650
Sales and marketing	961	808	854
General and administrative	803	363	482
Total operating expenses	4,420	2,053	2,259
Income (loss) from operations	(2,142)	489	498
Other income (expense), net	—	(3)	1
Interest income	81	66	57
Income (loss) before provision for (benefit from) income taxes	(2,061)	552	556
Provision for (benefit from) income taxes	(439)	95	109
Net income (loss)	$ (1,622)	$ 457	$ 447
Accretion related to Series A redeemable convertible preferred stock	(2)	(9)	(9)
Net income (loss) attributable to common stockholders, basic	$ (1,624)	$ 448	$ 438
Accretion related to Series A redeemable convertible preferred stock	—	9	9
Net income (loss) attributable to common stockholders, diluted	$ (1,624)	$ 457	$ 447
Net income (loss) per share attributable to common stockholders:			
Basic	$ (12.43)	$ 1.69	$ 1.68
Diluted	$ (12.43)	$ 1.58	$ 1.60
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:			
Basic	130,616	264,640	261,353
Diluted	130,616	289,158	279,621

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

		Year Ended December 31,				
		2023		**2024**		**2025**
Net income (loss)	$	(1,622)	$	457	$	447
Other comprehensive income (loss):						
Net unrealized gain (loss) on available-for-sale marketable securities, net of tax		3		—		—
Change in foreign currency translation adjustments		5		(12)		8
Total other comprehensive income (loss)		8		(12)		8
Comprehensive income (loss)	$	(1,614)	$	445	$	455

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

(in millions, except share amounts, which are reflected in thousands)

	Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2022	167,302	$ 2,822	—	$ —	72,230	$ —	689	$ —	$ 918	$ (5)	$ (977)	$ (64)
Conversion of redeemable convertible preferred stock to common stock in connection with initial public offering	(167,302)	(2,822)	—	—	167,692	—	—	—	2,822	—	—	2,822
Issuance of Series A redeemable convertible preferred stock, net of issuance costs	—	—	5,833	175	—	—	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock	—	—	—	2	—	—	—	—	(2)	—	—	(2)
Issuance of common stock in connection with initial public offering, net of underwriting discounts and offering costs	—	—	—	—	14,100	—	—	—	392	—	—	392
Conversion of exchangeable shares to common stock in connection with initial public offering	—	—	—	—	688	—	(688)	—	—	—	—	—
Forfeiture of exchangeable shares	—	—	—	—	—	—	(1)	—	—	—	—	—
Issuance of common stock upon settlement of restricted stock units	—	—	—	—	33,334	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	10,476	—	—	—	6	—	—	6
Exercise of common stock warrants	—	—	—	—	7,431	—	—	—	—	—	—	—
Common stock withheld or cancelled for tax obligation and net settlement	—	—	—	—	(25,456)	—	—	—	(570)	—	—	(570)
Stock-based compensation	—	—	—	—	—	—	—	—	2,812	—	—	2,812
Other comprehensive income	—	—	—	—	—	—	—	—	—	8	—	8
Repurchase and retirement of common stock	—	—	—	—	(1,449)	—	—	—	—	—	(36)	(36)
Net loss	—	—	—	—	—	—	—	—	—	—	(1,622)	(1,622)
Other	—	—	—	—	—	—	—	—	4	—	—	4
Balances at December 31, 2023	—	$ —	5,833	$ 177	279,046	$ —	—	$ —	$ 6,382	$ 3	$ (2,635)	$ 3,750

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY, CONTINUED
(in millions, except share amounts, which are reflected in thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balances at December 31, 2023	5,833	$ 177	279,046	$ —	$ 6,382	$ 3	$ (2,635)	$ 3,750
Accretion of Series A redeemable convertible preferred stock	—	9	—	—	(9)	—	—	(9)
Issuance of common stock upon settlement of restricted stock units	—	—	19,515	—	—	—	—	—
Exercise of common stock options	—	—	11,986	—	80	—	—	80
Common stock withheld or cancelled for tax obligation and net settlement	—	—	(3,510)	—	(101)	—	—	(101)
Forfeiture of restricted stock	—	—	(61)	—	—	—	—	—
Stock-based compensation	—	—	—	—	335	—	—	335
Other comprehensive loss	—	—	—	—	—	(12)	—	(12)
Repurchase and retirement of common stock	—	—	(46,012)	—	—	—	(1,407)	(1,407)
Net income	—	—	—	—	—	—	457	457
Balances at December 31, 2024	5,833	$ 186	260,964	$ —	$ 6,687	$ (9)	$ (3,585)	$ 3,093

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY, CONTINUED
(in millions, except share amounts, which are reflected in thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balances at December 31, 2024	5,833	$ 186	260,964	$ —	$ 6,687	$ (9)	$ (3,585)	$ 3,093
Accretion of Series A redeemable convertible preferred stock	—	9	—	—	(9)	—	—	(9)
Issuance of common stock upon settlement of restricted stock units	—	—	14,257	—	—	—	—	—
Exercise of common stock options	—	—	1,008	—	8	—	—	8
Common stock withheld or cancelled for tax obligation and net settlement	—	—	(529)	—	(24)	—	—	(24)
Stock-based compensation	—	—	—	—	394	—	—	394
Other comprehensive income	—	—	—	—	—	8	—	8
Repurchase and retirement of common stock[1]	—	—	(32,832)	—	(50)	—	(1,349)	(1,399)
Net income	—	—	—	—	—	—	447	447
Balances at December 31, 2025	5,833	$ 196	242,867	$ —	$ 7,005	$ (1)	$ (4,486)	$ 2,518

[1] Includes a $50 million upfront payment to repurchase shares of the Company's common stock under an accelerated share repurchase agreement (the "ASR Agreement"). Refer to Note 12 — Stockholders' Equity for further discussion.

The accompanying notes are an integral part of these consolidated financial statements

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,		
	2023	**2024**	**2025**
OPERATING ACTIVITIES			
Net income (loss)	$ (1,622)	$ 457	$ 447
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	43	56	91
Stock-based compensation expense	2,756	300	352
Impairments of long-lived assets and other assets	—	—	24
Provision for bad debts	23	19	15
Amortization of operating lease right-of-use assets	14	11	8
Deferred income taxes	(459)	59	98
Other	(4)	4	(2)
Changes in operating assets and liabilities, net of effects of business acquisitions:			
Accounts receivable	(33)	(185)	(121)
Prepaid expenses and other assets	(22)	(58)	(30)
Accounts payable	(16)	8	(11)
Accrued and other current liabilities	(62)	42	100
Deferred revenue	18	4	10
Operating lease liabilities	(15)	(16)	(7)
Other long-term liabilities	(35)	(14)	(2)
Net cash provided by operating activities	586	687	971
INVESTING ACTIVITIES			
Purchases of marketable securities	(110)	(110)	(280)
Maturities of marketable securities	301	70	243
Purchases of property and equipment, including capitalized internal-use software	(54)	(64)	(61)
Acquisitions of businesses, net of cash acquired	—	—	(106)
Other investing activities	(2)	(3)	(5)
Net cash provided by (used in) investing activities	135	(107)	(208)
FINANCING ACTIVITIES			
Proceeds from the issuance of common stock upon initial public offering, net of underwriting discounts	401	—	—
Proceeds from the issuance of Series A redeemable convertible preferred stock	175	—	—
Taxes paid related to net share settlement of equity awards	(570)	(101)	(24)
Proceeds from exercise of stock options	6	80	8
Changes in advances from payment card issuer	—	10	12
Deferred offering costs paid	(6)	—	—
Repurchases of common stock [1]	(36)	(1,402)	(1,386)
Net cash used in financing activities	(30)	(1,413)	(1,391)
Effect of foreign exchange on cash, cash equivalents, and restricted cash and cash equivalents	3	(11)	4
Net increase (decrease) in cash, cash equivalents, and restricted cash and cash equivalents	694	(844)	(623)
Cash, cash equivalents, and restricted cash and cash equivalents - beginning of period	1,599	2,293	1,449
Cash, cash equivalents, and restricted cash and cash equivalents - end of period	$ 2,293	$ 1,449	$ 827

[1] Includes a $50 million upfront payment to repurchase shares of the Company's common stock under the ASR Agreement. Refer to Note 12 — Stockholders' Equity for further discussion.

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(in millions)

		Year Ended December 31,				
		2023		**2024**		**2025**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash paid for income taxes, net of tax refunds	$	54	$	13	$	43
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES						
Stock-based compensation capitalized as internal-use software	$	56	$	35	$	42
Conversion of redeemable convertible preferred stock to common stock in connection with initial public offering	$	2,822	$	—	$	—
Reclassification of deferred offering costs to additional paid-in capital upon initial public offering	$	9	$	—	$	—
Accretion of Series A redeemable convertible preferred stock	$	2	$	9	$	9
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION RELATED TO LEASES						
Cash paid for amounts included in the measurement of operating lease liabilities	$	16	$	16	$	9
Lease liabilities arising from obtaining right-of-use assets	$	6	$	1	$	—
Remeasurement of operating lease right of use assets	$	—	$	1	$	17
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS TO THE CONSOLIDATED BALANCE SHEETS						
Cash and cash equivalents	$	2,137	$	1,278	$	637
Restricted cash and cash equivalents, current		137		152		172
Restricted cash and cash equivalents, noncurrent		19		19		18
Total cash, cash equivalents, and restricted cash and cash equivalents	$	2,293	$	1,449	$	827

The accompanying notes are an integral part of these consolidated financial statements.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Description of Business

Maplebear Inc., doing business as ("DBA") Instacart (the "Company"), was incorporated in Delaware on August 3, 2012 and is headquartered in San Francisco, California. The Company is a diversified technology business that operates a technology platform that enables connections and transactions primarily among retailers, end users, advertisers, and shoppers largely throughout the United States and Canada. End users are provided the ability to transact with retailers for grocery and non-grocery items and with shoppers to pick and deliver the items on the end user's behalf. Retailers contract with the Company to have their goods available for search, selection, and purchase, generally for a percentage of the total purchase value from the sale of goods, on a fee per transaction basis, or some combination thereof. Advertisers have the opportunity to purchase Sponsored Product ads, display ads, coupons, and a variety of other online advertising services. Shoppers, who are independent contractors, pick and deliver orders using the Company's technology platform for fulfillment or delivery service opportunities primarily on a fee per batch basis. The Company also sells software-as-a-service offerings primarily targeted at retailers and charges fees for such offerings.

Initial Public Offering

On September 21, 2023, the Company completed its initial public offering ("IPO") in which it issued and sold 14,100,000 shares of its common stock at an IPO price of $30.00 per share. The Company received net proceeds from the IPO of $392 million after deducting underwriting discounts and offering costs. Immediately subsequent to the closing of the IPO, the Company issued and sold 5,833,333 shares of its Series A redeemable convertible preferred stock in a private placement at $30.00 per share and received $175 million in proceeds.

In connection with the effectiveness of the Company's registration statement on Form S-1 filed under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Company's IPO, all outstanding exchangeable shares of the Company's subsidiary, Aspen Merger Corp. ("Aspen"), were exchanged into 688,017 shares of non-voting common stock. Immediately prior to the closing of the IPO, all then-outstanding shares of redeemable convertible preferred stock were converted into 167,691,838 shares of voting common stock, and all outstanding shares of non-voting common stock and shares of non-voting common stock underlying outstanding equity awards and warrants, were converted into shares of voting common stock. In connection with the IPO, upon the filing and effectiveness of the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), all outstanding shares of voting common stock and shares of voting common stock underlying outstanding equity awards were reclassified into an equivalent number of shares of common stock. In addition, the Restated Certificate authorized 2,030,000,000 shares of capital stock, consisting of 2,000,000,000 shares of common stock and 30,000,000 shares of preferred stock.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly-owned subsidiaries, after elimination of all intercompany accounts and transactions. The Company has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's chief executive officer is the Company's CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has one operating and reportable segment. Geographic information is included in Note 3 — Revenue and Note 6 — Property and Equipment, Net. See further information in Note 17 — Segment Information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting periods covered by the financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, (i) revenue recognition, including revenue-related reserves, (ii) legal and other loss contingencies, and (iii) income taxes. The Company determines its estimates and judgments based on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, actual results could differ from these estimates, and these differences may be material to the consolidated financial statements.

The Company has considered the impacts of macroeconomic trends affecting the Company's markets and industry and consumer shopping habits, such as inflation and interest rate fluctuations, the effects of supply chain challenges, the impact of trade policies enacted or proposed by the United States, such as tariffs or other trade restrictions, and uncertainty related thereto, geopolitical conflicts, regulatory changes, uncertainty regarding an economic recession and its impact on consumer behavior, and the effects of severe weather patterns on the assumptions and inputs supporting certain of the Company's estimates, assumptions, and judgments. The level of uncertainties and volatility in the global financial markets and economies, as well as the uncertainties related to these macroeconomic factors, geopolitical environment, and their effects on the Company's operations and financial performance, means that these estimates may change in future periods as new events occur and additional information is obtained.

Rounding

Amounts presented in the consolidated financial statements and accompanying footnotes have been rounded based on their actual values, including totals and subtotals. As a result, totals and subtotals may not equal the sum of individual line items shown. All underlying calculations, including percentages, are based on unrounded amounts.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The three-level hierarchy for fair value measurements is defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments consist primarily of cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued and other current liabilities. The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable, and accrued and other current liabilities approximate fair value due to their short maturities. Refer to Note 4 — Fair Value Measurements for further information related to cash equivalents and marketable securities.

Foreign Currency

The Company's reporting currency is the U.S. dollar. The Company determines the functional currency for each of its foreign subsidiaries by reviewing their operations and currencies used in their primary economic environments. The majority of the Company's foreign subsidiaries' functional currency is the local currency of their respective country. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured at period-end using the period-end exchange rate. Gains and losses resulting from remeasurement are recorded in the consolidated statements of operations. Subsidiaries' assets and liabilities with non-U.S. dollar functional currencies are translated at the period-end rate. Accumulated deficit and other equity items are translated at historical rates, and revenue and expenses are translated at average exchange rates during the period. Gains and losses resulting from the translation of the consolidated balance sheets are recorded as a component of accumulated other comprehensive loss.

Net foreign exchange transaction and remeasurement gains and losses were immaterial for the years ended December 31, 2023, 2024, and 2025.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. This method requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, consisting primarily of third-party legal and consulting costs, are expensed as incurred.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash includes demand deposits with banks or financial institutions as well as cash in transit from payment processors. Cash in transit from payment processors was $108 million and $73 million as of December 31, 2024 and 2025, respectively. The Company considers all highly-liquid investments purchased with an original or remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents consist of investments in money market funds, commercial paper, and U.S. government and government agency debt securities.

Restricted Cash and Cash Equivalents

The Company has certificates of deposit that collateralize unconditional, irrevocable letters of credit. The letters of credit are held as security for several of the Company's operating leases and for corporate insurance and disability policies, certain of which are renegotiated on an annual basis. As of December 31, 2024 and 2025, these letters of credit vary in term and have expiration dates through June 2028. The Company has classified these certificates of deposit within restricted cash and cash equivalents, current or noncurrent, on the consolidated balance sheets based on the underlying maturity date of these letters of credit.

Beginning in November 2023, the Company was required to maintain funds in a depository account in favor of a payment card issuer. The withdrawal or general use of these funds is legally restricted. As of December 31, 2024 and 2025, the Company maintained $151 million and $168 million in the depository account, respectively. These amounts are included within restricted cash and cash equivalents, current, on the consolidated balance sheets.

Accounts Receivable and Allowance

The Company's accounts receivable primarily consists of retailer and advertiser obligations due under normal trade terms and is reported net of allowance. The Company generally collects the gross transaction amount for each order and remits the purchase value of the related goods to the retailer at the retailers' point-of-sale. In certain cases, the gross transaction amount is partially or completely collected by the retailer from the end user which the Company later recoups from the retailer. Such amounts are included within accounts receivable, net on the consolidated balance sheets and totaled $471 million and $440 million as of December 31, 2024 and 2025, respectively.

The Company maintains an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable, and changes in this allowance are recorded within general and administrative expense in the consolidated statements of operations. The Company assesses collectability by reviewing accounts receivable on a collective basis when similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Accounts receivable write-offs were $23 million, $19 million, and $15 million during the years ended December 31, 2023, 2024, and 2025, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration risk consist principally of cash and cash equivalents, restricted cash and cash equivalents, marketable securities, and accounts receivable. The Company's cash is held with multiple financial institutions in the United States, for which the balances are regularly in excess of federally insured limits, and in foreign institutions outside of the United States, for which the balances are immaterial. The Company's investments consist primarily of commercial paper, U.S. government and government agency debt securities, and corporate debt securities that management believes are of high credit quality.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketable Securities

Marketable securities consist primarily of commercial paper, corporate debt securities, and U.S. government and government agency debt securities. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investments in any particular security. Marketable securities with original maturities at the date of purchase of 90 days or less are included within cash and cash equivalents, and marketable securities with original maturities greater than 90 days, but less than or equal to one year, are included within short-term marketable securities on the consolidated balance sheets. Marketable securities with original maturities as of the balance sheet date greater than one year are included within long-term marketable securities on the consolidated balance sheets. The Company determines the appropriate classification of marketable securities at the time of purchase. Marketable securities are classified as available-for-sale securities and are carried at fair value on the consolidated balance sheets, with all unrealized gains and losses, net of tax except for credit-related impairment losses, recorded as a component of accumulated other comprehensive loss.

The Company evaluates its marketable securities with unrealized loss positions for impairment by assessing if they are related to deterioration in credit risk and whether the entire amortized cost basis of the security will be recovered, the intent to sell, and whether it is more likely than not that the Company will be required to sell the securities before the recovery of their cost basis. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses with changes in the allowance for credit losses recorded in the consolidated statements of operations.

No impairment losses related to marketable securities have been recognized during the years ended December 31, 2023, 2024, or 2025. Any unrealized losses on available-for-sale debt securities that are attributed to credit risk are recorded to earnings through an allowance for credit losses. Unrealized losses on available-for-sale debt securities were immaterial during the years ended December 31, 2023, 2024, and 2025 and no allowance for credit losses was recorded. For the purposes of computing realized and unrealized gains and losses, the cost of investments sold is based on the specific-identification method. Interest on marketable securities is included within interest income in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected within operating expenses in the consolidated statements of operations.

Capitalized Internal-Use Software

Certain costs of platform and other software applications developed for internal use are capitalized and presented as a component of property and equipment, net on the consolidated balance sheets. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality and will expense costs incurred for maintenance and minor upgrades and enhancements. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Goodwill and Intangible Assets, Net

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets primarily consist of developed technology and customer

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

relationships acquired in business combinations and patents purchased from third parties. Intangible assets resulting from the acquisition of entities are accounted for using the acquisition method of accounting based on management's estimate of the fair value of assets received. Intangible assets are amortized over the estimated useful lives in a pattern that most closely matches the timing of their economic benefits. The Company reviews intangible assets for impairment under the long-lived asset model described below.

Goodwill is not subject to amortization but is tested for impairment on an annual basis, performed in the fourth quarter of each year, or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of the reporting unit's fair value. Goodwill is tested for impairment at the reporting unit level by first assessing the qualitative factors to determine whether it is more likely than not that the fair value of the Company's single reporting unit is less than its carrying amount. Qualitative indicators assessed include consideration of macroeconomic, industry, and market conditions, the Company's overall financial performance, and personnel or strategy changes. Based on the qualitative assessment, if the Company determines that it is more likely than not that the Company's single reporting unit's fair value is less than its carrying amount, a quantitative analysis is performed by comparing the fair value of the Company's single reporting unit to its carrying value. Any excess of the carrying amount of goodwill over the fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. The Company may also elect to perform a quantitative analysis instead of starting with a qualitative approach.

No impairment losses have been recognized during the years ended December 31, 2023 or 2024. Impairment losses related to intangible assets during the year ended December 31, 2025 were immaterial.

Impairment of Long-Lived Assets

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or asset group (collectively "asset group") may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset group's carrying amount may not be recoverable. The Company measures the recoverability of the asset group by comparing the carrying amount of such asset groups to the future undiscounted cash flows it expects the asset group to generate. If the Company considers the asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset group exceeds its fair value. The Company reviews the impairment of its operating lease right-of-use assets consistent with the approach applied for other long-lived assets. No material impairment losses related to long-lived assets have been recognized during the years ended December 31, 2023 or 2024. Impairment losses related to long-lived assets during the year ended December 31, 2025 was $21 million.

Advances from Payment Card Issuer

A payment card issuer may advance funds required to settle transactions for a short period, generally one business day, on an interest-free basis. Such advances from the payment card issuer are included within accrued and other current liabilities on the consolidated balance sheets.

Legal Contingencies

The outcomes of the Company's legal proceedings are inherently unpredictable and subject to significant uncertainties. The Company records a liability for legal contingencies when the Company believes that it is both probable that a loss has been incurred and the amount can be estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. If the Company determines that a loss is either probable or reasonably possible, but the loss or range of loss cannot be estimated, the Company discloses that fact in the consolidated financial statements. Until the final resolution of legal matters, there may be an exposure to a material loss in excess of the amount recorded. Legal fees are expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Insurance Reserves

The Company uses third-party insurance that include deductibles to insure against auto liability related to bodily injury, physical damage, and uninsured and underinsured motorists, and workers' compensation. The insurance reserve reflects estimated liabilities arising from accidents that have occurred but have not been resolved, including reported claims (case reserves), incurred but not reported claims, expected development on reported claims, and claims that may have reopened. The determination of the insurance reserve is based on generally accepted actuarial reserving techniques applied to historical claim and loss experience and other available information. The Company utilizes assumptions based on actuarial judgments that relate to certain claim and loss development factors, which include, for example, the development time frame and expected loss rates and may also include assumptions regarding claim frequency and severity trends and changes in the external environment. Certain claims may take multiple years to settle, and it is reasonably possible that the Company's estimate of the ultimate cost of these claims could change in the near term. The Company periodically reviews the insurance reserve and adjusts as experience develops or when new information becomes known. The adjustments are recorded within cost of revenue in the consolidated statements of operations. The insurance reserves are inherently complex and subjective, and as such, it is possible that the actual loss and loss adjustment expenses can be materially different than the amount recorded. The Company includes insurance reserves within accrued and other current liabilities on the consolidated balance sheets.

Revenue Recognition

The Company offers a technology platform that connects multiple parties to facilitate transactions. The Company's revenue consists of transaction revenue and advertising and other revenue. The Company primarily identifies end users, retailers, and advertisers as the Company's customers.

Transaction Revenue

The Company primarily generates its revenue from fees received from end users and amounts paid by retailers for its transaction service and is net of any coupons, incentives, and refunds, as well as payments to shoppers. The Company enters into Terms of Service and Services Agreements with its end users and retailers, respectively. These agreements provide a framework for transactions between the Company's end users and shoppers for fulfillment services. The Company separately enters into agreements with shoppers for their use of the technology platform through which shoppers offer fulfillment services to end users.

The Company's primary performance obligation to the retailer is to connect retailers with end users for the provision of goods by the retailer to the end user. The Company's transaction service may also include lead generation, facilitation of payments, and other activities to facilitate satisfaction of the performance obligation. The Company's sole performance obligation to the end user is to arrange for a shopper to provide fulfillment services to the end user. Each performance obligation is satisfied at a point in time, upon the transfer of control of the services.

As multiple parties are involved in a transaction between end users, retailers, and shoppers, judgment is required in determining whether the Company is the principal or agent for the goods and services provided to the end user or retailer in a transaction. The Company presents revenue on a gross or net basis based on whether it controls the goods or services provided to the end user or retailer and is the principal (gross), or the Company arranges for other parties to provide the goods or service to the end user or retailer and is an agent (net):

- *Goods*. The Company acts as an agent of the retailer in the sale of goods to the end user as the Company does not control the goods at any time before they are transferred to the end user. The Company does not pre-purchase or otherwise obtain control of the goods and only benefits from its fee for arranging for the sale of goods by the retailer to the end user. The Company also does not take inventory risk and does not generally have discretion over pricing of the goods.

- *Fulfillment services*. The Company acts as an agent of the end user in the procurement of fulfillment services from shoppers who are independent contractors. The Company does not control the fulfillment services provided as the Company does not pre-purchase services or otherwise direct shoppers to perform fulfillment services on the Company's behalf. The Company does not promise fulfillment services to end users at any time. In addition, the Company is not primarily responsible for and does not have inventory risk for the fulfillment services. Although

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company has discretion in establishing the fees paid for the services, this indicator does not alone provide persuasive evidence that the Company controls the fulfillment services.

As an agent, the Company recognizes as revenue the net amount it retains from both the retailer and the end user from a transaction after remitting the purchase value of the goods to the retailer and amounts owed to the shopper for their services.

In limited situations, through the third quarter of 2024, the Company utilized in-store shoppers to provide certain fulfillment activities for end users with the related costs of these employees recorded within cost of revenue in the consolidated statements of operations.

Taxes collected from end users on behalf of governmental authorities as part of the transaction are recorded on a net basis and excluded from revenue.

End Users

The Company generates revenue from end users through service and delivery fees in exchange for arranging fulfillment services using the Company's technology platform. For each transaction, the Company processes the entire amount of the transaction (i.e., total purchase value of the goods, delivery fees, service fees, applicable sales taxes, and tips) received from the end user and recognizes revenue on a net basis after settling the purchase value of the goods to the retailer and the amounts owed to the shoppers for fulfillment services. Any tips received from the end user for the benefit of shoppers are passed through to the shoppers and are not reflected as revenue or expenses of the Company.

End users can also purchase monthly or annual Instacart+ memberships, which entitle the end user to unlimited $0 delivery fees on orders over a certain size, and other exclusive benefits. Membership fees are paid at commencement of the subscription term. Revenue from membership fees is recognized ratably over the monthly or annual subscription period.

Retailers

The Company generates revenue from retailers through service fees in exchange for connecting the retailer with end users using the Company's technology platform. The services can be provided to retailers either through the Company's mobile application or website or through dedicated websites created exclusively for the retailers. The Company recognizes revenue as either a per transaction fee, a percentage of the total purchase value from the sale of goods, the difference in price between amounts charged to end users for goods and the actual settlement price to the retailer for those goods, or a combination thereof. Payment for the Company's services is generally due immediately to 45 days upon receipt of invoice.

Revenue Share

The Company generates revenue from partnerships with payment card issuers whereby shoppers use cards issued by the payment card issuers to pay for goods at the retailers' point-of-sale. The Company earns a revenue share from the payment card issuers for transactions processed through these payment cards and records these amounts in the same period the underlying transaction takes place.

Coupons, Refunds, and Incentives

Coupons, refunds, and incentives offered to end users, shoppers, and retailers arise due to the Company's business practices. Coupons and incentives provided to end users and shoppers, respectively, are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received in exchange for the coupon or incentive. In certain cases, refunds are provided to retailers and end users primarily in the form of price concessions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company offers several types of coupons and incentives to encourage use of the Company's services. These are offered in various forms that include:

- *Appeasement credits*. These coupons are offered to end-users to ensure the satisfaction of the Company's end user. The Company reduces the revenue recognized in each period by the expected value of the related refunds and appeasement credits.

- *Promotional coupons*. These coupons are offered to end users to acquire, reengage, or generally increase an end user's use of the service and are recognized as a reduction of revenue at the time they are redeemed by the end user.

- *Referral bonus coupons*. These coupons are earned when an existing end user or shopper ("the referrer") refers a new end user or shopper ("the referred") to the Company, and the referred places their first transaction through the Company's technology platform. These referrals are typically paid in the form of a credit given to both the referrer and the referred. The Company records a liability for unused referrer coupons and the corresponding expense as sales and marketing expense at the time the referral is earned by the referrer because the coupon represents either consideration payable to a customer or a shopper in exchange for a distinct good or service (i.e., the referral). Coupons granted to the referred are recorded as incurred as a reduction in the transaction price when the referred places their first transaction.

Refunds are accounted for as variable consideration and are recorded as a reduction of revenue. There is limited uncertainty in estimation given the short duration. In certain cases, end user fees received may be less than the amount of refunds, coupons, incentives, and shopper payments applicable to a particular transaction. This shortfall is recorded within revenue in the consolidated statements of operations.

Advertising and Other Revenue

The Company generates revenue from the sale of advertising to companies that are interested in reaching end users. The advertising services include Sponsored Product ads, display ads, coupons, and a variety of other online advertising services. The Company's performance obligation is to continually promote a brand over the duration of the contractual term, which is typically less than one year. The Company primarily recognizes revenue in the amount that it has the right to invoice as advertising services are rendered, which occurs upon delivery of clicks, upon delivery of impressions, over the contract term on a fixed fee basis, or upon redemptions of coupons. For advertising arrangements that involve third parties, the Company records advertising revenue on a gross or net basis based on whether it acts as a principal or agent in the transaction, which is assessed on a contract by contract basis. When the Company acts as the principal and controls the services provided to the brand partner, it records revenue on a gross basis, recognizing fees from the advertiser as revenue and related payments to the publisher as cost of revenue. When the Company acts as an agent and does not control the services, it records revenue on a net basis, representing only the net amount received from the brand partner after payments to the publisher. The Company records revenue on a gross or net basis based on whether it controls the services provided to the advertiser.

The Company also offers software subscription services to certain partners that enhance the omnichannel shopping experience and generates an amount of other revenue from software subscriptions and other goods and services that are not material. Revenue for the software subscription services is recognized over the subscription period as services are provided. Payment for the Company's advertising and other services is generally due 30 to 90 days after receipt of invoice.

Practical Expedients

The Company has no significant financing components in its contracts with customers.

The Company applies a practical expedient to costs to obtain these contracts and expenses them as incurred as the amortization period would have been one year or less.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice when that amount corresponds directly with the value of services performed, and (iii) variable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied distinct service that forms part of a single performance obligation.

Cost of Revenue

Cost of revenue primarily consists of third-party payment processing fees, depreciation expense and amortization expense of capitalized internal-use software and technology-related intangible assets, hosting fees, insurance costs attributed to fulfillment, payments to publishers, and expenses related to cancellations. Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Operations and Support Expense

Operations and support expense primarily consists of compensation costs for employees who support our operations, costs to attract and onboard new shoppers, expenses related to software and subscriptions, and depreciation and amortization expense. Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Research and Development Expense

Research and development expense primarily consists of compensation costs for our engineering employees, costs related to subscriptions and software, hosting fees attributed to research and development, third-party consulting fees, and depreciation and amortization expense. Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Sales and Marketing Expense

Sales and marketing expense primarily consists of advertising expenses, such as paid marketing, compensation costs for sales and marketing employees, third-party consulting fees, amortization expense of customer relationship intangible assets, and depreciation expense. Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Advertising expenses primarily include marketing activities such as online advertising, which are expensed as incurred. The Company incurred advertising expenses of $388 million, $457 million, and $485 million for the years ended December 31, 2023, 2024, and 2025, respectively, which is included within sales and marketing expense in the consolidated statements of operations.

General and Administrative Expense

General and administrative expense primarily consists of compensation costs for administrative employees, including finance and accounting, human resources, policy, and legal; legal, regulatory, and policy expenses; third-party consulting fees; depreciation expense; amortization expense of patents and trademarks; and taxes.

Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Operating Leases

The Company determines if a contract is or contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset that the Company does not own. Right-of-use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. Right-of-use assets are recognized based on the lease liability, adjusted for lease incentives received. The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate ("IBR") because the interest rate implicit in most of the Company's leases is not readily determinable. The IBR is a hypothetical rate based on information available at the lease

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commencement date, including the Company's understanding of what interest rate the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized loan, based on the Company's credit rating and other factors. The Company's leases typically contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight-line basis over the lease term.

Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company's lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized within operating expenses in the consolidated statements of operations in the period in which the obligation for those payments is incurred.

The Company does not recognize short-term leases (original expected term of one year or less) on the consolidated balance sheets, and related lease payments are recognized as an expense over the lease term on a straight-line basis. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants. The Company did not have any finance leases for the years ended December 31, 2023, 2024, or 2025.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards based on the estimated fair value of the awards on the date of grant. Stock-based compensation expense is recognized ratably over the period during which an employee is required to provide service.

Stock Option Awards

The Company estimates the fair value of stock options granted to employees using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) the fair value of common stock, (2) the expected stock price volatility, (3) the expected term of the award, (4) the risk-free interest rate, and (5) expected dividends. The Company accounts for forfeitures when they occur. The Black-Scholes assumptions are summarized as follows:

- *Fair value of common stock*. After the Company's IPO, the fair value is determined using the closing price of the Company's common stock.

- *Expected volatility*. As a result of the lack of historical and implied volatility data of the Company's common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in its industry for a period equal to the expected life of the option. The Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

- *Expected term*. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the stock options' vesting terms and contractual terms, estimated employee termination behavior, and potential future stock price outcomes.

- *Risk-free rate*. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.

- *Expected dividend yield*. The expected dividend assumption is based on the Company's history and expectation of dividend payouts. The Company has not paid dividends and does not expect to do so in the foreseeable future, and as such, the dividend yield has been estimated to be zero.

The Company recognizes compensation expense for employee stock option awards with service-based vesting conditions on a straight-line basis over the requisite service period, which is generally four years, based on the fair value at grant date using the Black-Scholes option pricing model.

Restricted Stock Units and Unvested Restricted Stock

Compensation expense for restricted stock units ("RSUs") granted with only service-based vesting conditions is recognized on a straight-line basis over the requisite service period, which is generally two or four years, based on the closing price of the Company's common stock on the date of grant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company, at times, grants unvested restricted stock to employees of certain acquired companies in lieu of cash consideration. These awards are generally subject to continued post-acquisition employment. Therefore, the Company accounts for these awards as post-acquisition stock-based compensation expense. The Company recognizes stock-based compensation expense equal to the grant date fair value of the restricted stock on a straight-line basis over the requisite service period of the awards, which is generally three years.

Performance-Based Awards

The Company has granted RSUs and restricted stock that vest only upon satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition for the majority of RSUs and restricted stock is satisfied over a period of three to four years. The performance-based vesting condition was satisfied upon a qualifying liquidity event defined as the earlier of (i) a combination or disposition transaction provided that such transaction (or series of transactions) qualifies as a change of control, and (ii) the effective date of a registration statement of the Company for an IPO ("liquidity event-based vesting condition"). The liquidity event-based vesting condition was satisfied upon the effective date of the registration statement on Form S-1 filed under the Securities Act in connection with the Company's IPO. The Company has also granted RSUs with an additional performance-based vesting condition. The unvested restricted stock is subject to the Company's right of repurchase. Refer to Note 12 — Stockholders' Equity for further information.

The Company records stock-based compensation expense for performance-based RSUs and restricted stock on an accelerated attribution method over the requisite service period, which is generally three to four years, and only if performance-based vesting conditions are considered probable to be satisfied.

Market-Based Awards

The Company has granted stock options and RSUs to certain executives to purchase shares of the Company's voting common stock and non-voting common stock, as applicable, under its 2013 Equity Incentive Plan (the "2013 Plan") and its 2018 Equity Incentive Plan (the "2018 Plan"), each of which vest only upon the satisfaction of market-based vesting conditions in addition to either service-based vesting conditions or both service-based and performance-based vesting conditions. The market-based vesting conditions are satisfied upon the Company's achievement of specified future Company valuation amounts, as determined upon the volume-weighted average closing price of the Company's common stock over a 30-day trading period, or certain stock price goals. The performance-based vesting condition was satisfied upon the effective date of the registration statement on Form S-1 filed under the Securities Act in connection with the Company's IPO.

For market-based equity awards, the Company determines the grant date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected Company valuation amounts.

The Company records stock-based compensation expense for market-based equity awards on an accelerated attribution method over the requisite service period, and for awards containing performance-based vesting conditions, only if performance-based vesting conditions are considered probable of being satisfied. The Company determines the requisite service period by comparing the derived service period to achieve the market-based vesting condition and the explicit time-based service period, using the longer of the two service periods as the requisite service period.

Share Repurchase

Share repurchases may be made through a variety of methods, including open market purchases, privately negotiated transactions, or accelerated share repurchases. Share repurchases are recorded on the trade date. When shares are retired, the value of repurchased shares is deducted from stockholders' equity through common stock with the excess over par value recorded to accumulated deficit.

Income Taxes

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to income taxes in the United States, Canada, and other foreign jurisdictions. The Company records a provision for income taxes using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if the Company believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company continuously reviews issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company's policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on its financial condition and results of operations. The provision for income taxes includes the effects of any reserves that management believes are appropriate, as well as the related interest and penalties.

Net Income (Loss) Per Share

The Company calculates basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities, as applicable. The Company considered all series of the redeemable convertible preferred stock issued prior to December 31, 2022 to be participating securities as the holders were entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend was paid on common stock. The two-class method requires earnings available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Under the two-class method, net loss attributable to common stockholders was not allocated to the redeemable convertible preferred stock as the holders of redeemable convertible preferred stock did not have a contractual obligation to share in losses. Immediately prior to the completion of the IPO, all of the Company's outstanding shares of redeemable convertible preferred stock were automatically converted into 167,691,838 shares of voting common stock, all of which were subsequently reclassified into common stock. The Company's Series A redeemable convertible preferred stock is not considered a participating security for purposes of calculating net income (loss) per share attributable to common stockholders as the holder is not entitled to participate in undistributed earnings with common stockholders.

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders, adjusted for accretion recognized, as applicable, by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share attributable to common stockholders, adjusted for accretion recognized, as applicable, is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because the effect of including potentially dilutive securities is not dilutive.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information on income taxes paid. The Company adopted the provisions of ASU No. 2023-09 on a prospective basis during the year ended December 31, 2025. Refer to Note 13 — Income Taxes for further information.

Recent Accounting Pronouncements Not Yet Adopted

With the exception of those discussed below, the Company reviewed all recently issued accounting pronouncements and concluded they were either not applicable or not expected to have a material impact to the Company's consolidated financial statements or accompanying footnotes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disaggregated information about certain income statement expense line items on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, as clarified by ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*. Early adoption is permitted and can be applied prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on the consolidated financial statements and accompanying footnotes.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)*, which provides updated guidance on the capitalization of internal-use software costs. The standard is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption is permitted and can be applied prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on the consolidated financial statements and accompanying footnotes.

3. Revenue

Disaggregation of Revenue

The following table summarizes the disaggregation of revenue according to type of revenue and is consistent with how the Company evaluates financial performance. The Company believes this depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	Year Ended December 31,		
	2023	2024	2025
	(in millions)		
Transaction	$ 2,171	$ 2,420	$ 2,677
Advertising and other	871	958	1,065
Total revenue	$ 3,042	$ 3,378	$ 3,742

Revenue by geographic areas based on bill-to location was as follows:

	Year Ended December 31,		
	2023	2024	2025
	(in millions)		
United States	$ 2,936	$ 3,247	$ 3,600
International [1]	106	131	142
Total revenue	$ 3,042	$ 3,378	$ 3,742

[1] No individual international country represented 10% or more of the Company's total revenue for the years ended December 31, 2023, 2024, or 2025.

The following customers accounted for 10% or more of the Company's revenue:

	Year Ended December 31,		
	2023	2024	2025
Customer A	12 %	12%	11 %
Customer B	15 %	16%	17 %
Customer D	11 %	*	*

* Customer did not represent 10% or more of revenue.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following customers accounted for 10% or more of the Company's accounts receivable balance:

	As of December 31,	
	2024	**2025**
Customer A	10 %	11 %
Customer E	16 %	12 %

Contract Assets and Liabilities

The Company records deferred revenue, which is a contract liability, when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts. Deferred revenue primarily consists of balances related to Instacart+ memberships. Substantially all of the Company's deferred revenue as of December 31, 2024 and 2025 is expected to be recognized within a year. During the years ended December 31, 2024 and 2025, the Company recognized revenue of $195 million and $199 million, respectively, from the deferred revenue balance as of December 31, 2023 and 2024.

There were no material contract assets as of December 31, 2024 or 2025.

4. Fair Value Measurements

The following tables summarize assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of December 31, 2024							
	Level 1		**Level 2**		**Level 3**		**Total**	
	(in millions)							
Cash equivalents								
Money market funds	$	849	$	—	$	—	$	849
U.S. government and government agency debt securities		—		35		—		35
Total cash equivalents		849		35		—		884
Short-term marketable securities								
U.S. government and government agency debt securities		—		91		—		91
Total short-term marketable securities		—		91		—		91
Total	$	849	$	126	$	—	$	975

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | As of December 31, 2025 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
	(in millions)			
Cash equivalents				
Money market funds	$ 293	$ —	$ —	$ 293
Commercial paper	—	13	—	13
U.S. government and government agency debt securities	—	10	—	10
Total cash equivalents	293	23	—	316
Short-term marketable securities				
Commercial paper	—	7	—	7
U.S. government and government agency debt securities	—	41	—	41
Corporate debt securities	—	2	—	2
Total short-term marketable securities	—	50	—	50
Long-term marketable securities				
U.S. government and government agency debt securities	—	81	—	81
Total long-term marketable securities	—	81	—	81
Total	$ 293	$ 153	$ —	$ 446

The Company's investments in commercial paper, U.S. government and government agency debt securities, and corporate debt securities are classified as Level 2 within the fair value hierarchy because they are valued using inputs other than quoted prices in active markets that are observable directly or indirectly, such as prices obtained from an independent pricing service which may use quoted prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data.

The Series A redeemable convertible preferred stock that was issued during the year ended December 31, 2023 represented a non-recurring Level 3 financial measurement at issuance. Refer to Note 11 — Redeemable Convertible Preferred Stock for further information.

There were no transfers of financial instruments between Level 1, Level 2, and Level 3 during the years ended December 31, 2024 or 2025.

5. Investments

For purposes of computing realized gains and losses, the cost of investments sold is based on the specific-identification method. The gross unrealized gains and losses related to the Company's available-for-sale debt securities as of December 31, 2024 and 2025 were immaterial.

The following table summarizes the amortized cost and fair value of the Company's available-for-sale debt securities with a stated maturity date:

	As of December 31,			
	2024		2025	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)			
Within one year	$ 975	$ 975	$ 366	$ 366
One year through five years	—	—	81	81
Total	$ 975	$ 975	$ 446	$ 446

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Property and Equipment, Net

Property and equipment, net of accumulated depreciation and amortization, consisted of the following:

	Estimated Useful Life	As of December 31,	
		2024	2025
	(in years)	(in millions)	
Computer equipment	3	$ 18	$ 18
Furniture and fixtures	5	8	5
Leasehold improvements	2-8	22	15
Capitalized internal-use software	2-5	226	307
Total property and equipment		274	345
Less: accumulated depreciation and amortization		(74)	(127)
Total property and equipment, net		$ 200	$ 218

Depreciation expense related to the Company's property and equipment was $11 million, $8 million, and $6 million for the years ended December 31, 2023, 2024, and 2025, respectively. Amortization expense related to the Company's internal-use software, which is primarily recorded within cost of revenue in the consolidated statements of operations, was $5 million, $22 million, and $60 million for the years ended December 31, 2023, 2024, and 2025, respectively.

The Company capitalized $110 million, $91 million, and $98 million of internal-use software costs during the years ended December 31, 2023, 2024, and 2025, respectively.

Geographic Information

The following table summarizes the Company's long-lived assets, consisting of property and equipment and operating lease right-of-use assets, net of accumulated depreciation and amortization, by geographic area:

	As of December 31,	
	2024	2025
	(in millions)	
United States	$ 194	$ 215
Canada	26	32
Other	1	1
Total long-lived assets, net	$ 221	$ 248

Long-lived assets attributed to the United States, Canada, and other international geographies are based on the country in which the asset is located.

7. Business Combinations

Acquisition of Marlin9 Holdings, Inc.

On April 30, 2025, pursuant to a Stock Purchase Agreement, the Company acquired a 100% ownership interest in Marlin9 Holdings, Inc. which operates as Wynshop ("Wynshop"), a provider of e-commerce retail solutions for grocers and retailers. The acquisition builds upon the Company's relationships with retail partners and reinforces the Company's continued commitment to providing retailers with cutting-edge tools and technologies that help drive their business growth.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase consideration was $106 million in cash. The Company has accounted for this acquisition as a business combination. The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

	Fair value
	(in millions)
Current assets	$ 4
Goodwill	75
Intangible assets	40
Other assets	1
Total assets acquired	121
Total liabilities assumed	(14)
Net assets acquired	$ 106

Acquisition related costs were immaterial and expensed as incurred and included within general and administrative expense in the consolidated statements of operations.

The preliminary fair value of identified intangible assets and their respective useful lives as at the time of acquisition were as follows:

	Amount	Weighted-Average Useful Life
	(in millions)	(in years)
Customer relationships	$ 39	10
Developed technology	1	2
Trademark	1	2
Total intangible assets	$ 40	

The overall weighted-average useful life of the identified amortizable intangible assets at the time of acquisition was ten years.

Intangible assets are amortized over the estimated useful lives in a pattern that most closely matches the timing of their economic benefits. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the monetization opportunities from the Company's current and future offerings and the value of the assembled workforce. Goodwill recognized from the acquisition is not deductible for tax purposes.

The estimated fair values of the customer relationships, developed technology, and trademark were determined based on the present value of cash flows to be generated by those existing intangible assets. Management applied significant judgment in determining the fair value of intangible assets, which involved the use of estimates and assumptions including revenue and cash flow forecasts, customer attrition, customer base and growth rates, and discount rates.

The purchase accounting for the acquisition is considered preliminary with respect to certain assets acquired and liabilities assumed. Additionally, deferred tax assets and liabilities and purchase consideration, may be adjusted as the Company continues to gather and evaluate information about circumstances that existed as of the acquisition date. The Company expects to complete the purchase price allocation as soon as practicable, but no later than one year from the acquisition date.

The results of operations of the business combination have been included in the Company's consolidated financial statements from the date of acquisition. Wynshop's results of operations for periods prior to the acquisition were immaterial to the Company's consolidated statements of operations and, accordingly, historical and pro forma disclosures have not been presented.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Goodwill and Intangible Assets, Net

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2024 were immaterial. The following table summarizes the changes in the carrying amount of goodwill for the year ended December 31, 2025:

	Amount
	(in millions)
Balance as of December 31, 2024	$ 317
Addition related to business acquisition	74
Effect of foreign currency translation	1
Measurement period adjustments	1
Balance as of December 31, 2025	$ 393

Intangible Assets, Net

Intangible assets, net, resulting from business combinations and asset purchases consisted of the following:

	As of December 31, 2024			
	Gross Carrying Value	**Accumulated Amortization**	**Net Carrying Value**	**Weighted-Average Remaining Useful Life**
	(in millions)			**(in years)**
Developed technology	$ 91	$ (59)	$ 32	2.6
Customer relationships	27	(19)	8	1.5
Patents	14	(6)	8	4.6
Other	8	(4)	4	6.0
Total intangible assets, net	$ 140	$ (88)	$ 52	

	As of December 31, 2025			
	Gross Carrying Value	**Accumulated Amortization**	**Net Carrying Value**	**Weighted-Average Remaining Useful Life**
	(in millions)			**(in years)**
Developed technology	$ 92	$ (73)	$ 19	1.8
Customer relationships	66	(27)	39	8.7
Patents	17	(7)	10	4.9
Other	9	(6)	3	5.9
Total intangible assets, net	$ 184	$ (113)	$ 71	

Amortization expense totaled $27 million, $26 million, and $25 million for the years ended December 31, 2023, 2024, and 2025, respectively.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, the remaining intangible asset amortization was as follows:

	Amount
Year ending December 31,	**(in millions)**
2026	$ 22
2027	12
2028	8
2029	6
2030	5
Thereafter	19
Total	$ 71

9. Accrued and Other Current Liabilities

Accrued and other current liabilities were as follows:

	As of December 31,	
	2024	2025
	(in millions)	
Accrued legal and regulatory matters	$ 57	$ 158
Accrued shopper and merchant liability [1]	110	103
Accrued advertising	77	53
Accrued compensation and benefits	32	28
Accrued professional, legal, and contractor services	46	51
Sales and indirect tax liabilities	36	31
Insurance reserves	49	72
Advances from payment card issuer	10	22
Gift cards and rewards	46	47
Other	42	67
Total	$ 505	$ 634

_____
[1] Accrued merchant liability primarily includes liabilities to certain retailers for payment of goods.

10. Commitments and Contingencies

Leases

The Company's leases primarily include corporate offices and warehouse space. The lease terms of operating leases vary from one year to nine years, with expirations through May 2034. The Company has leases that include one or more options to extend the lease term for up to five years as well as options to terminate the lease within one year. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Most of these options to extend or terminate the lease do not create a significant economic incentive and hence are not recognized as part of the Company's operating lease liabilities and operating lease right-of-use assets. The Company did not modify, enter into, or acquire any material leasing arrangements during the year ended December 31, 2024. In June 2025, the Company amended the lease agreement for its corporate headquarters to terminate certain suites and extend the terms of other suites to 2034. The impact from terminating certain suites was immaterial.

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of lease costs were as follows:

	Year Ended December 31,		
	2023	2024	2025
	(in millions)		
Operating lease costs	$ 16	$ 13	$ 9
Short-term lease costs	1	—	—
Variable lease costs	2	4	2
Total lease costs	$ 19	$ 17	$ 12

The weighted-average lease term and discount rate were as follows:

	Year Ended December 31,		
	2023	2024	2025
Weighted-average remaining lease term (in years)	2.8	1.9	7.4
Weighted-average discount rate	4.19 %	4.16 %	3.99 %

As of December 31, 2025, the future maturities of lease liabilities were as follows:

	Amount
Year ending December 31,	(in millions)
2026	$ 3
2027	6
2028	5
2029	5
2030	5
Thereafter	17
Total undiscounted lease payments	42
Less: imputed interest	(7)
Present value of operating lease liabilities	36
Less: operating lease liabilities, current	(3)
Operating lease liabilities, noncurrent	$ 33

Sales and Indirect Taxes

The Company pays applicable state, franchise, and other taxes in state and local jurisdictions in which the Company conducts business. In the United States, the Company is under audit by various tax authorities with regard to sales and indirect tax matters. The subject matter of these audits primarily relates to the reporting of sales on behalf of the Company's third-party sellers or tax treatment applied to the sale of the Company's services in these jurisdictions. The Company believes it properly accrues and pays taxes according to its understanding of the tax requirements in each taxing jurisdiction; however it is possible that tax authorities may question the Company's interpretation of taxability. As such, there is a high degree of complexity involved in the interpretation and application of state and local sales and indirect tax rules to the Company's activities. As a result, the Company maintains a reserve related to potential tax, interest, or penalties that may become due. Significant judgments are made by the Company in estimating these reserves which includes assessing the taxability of goods or services transacted using the Company's technology platform. The Company maintains such reserves until the respective statute of limitations has passed or upon conclusion of an audit examination with the relevant tax authorities, at which point the tax exposure and related interest and penalties are released. The reserve balance was $16 million and $13 million as of December 31, 2024 and 2025, respectively, and was included within other long-term liabilities on the consolidated balance sheets. The Company recognized a reserve release, net of audit payments, of $35 million, $14 million, and $3 million related to these reserves for the years ended December 31, 2023, 2024, and 2025, respectively. These amounts were recorded within general and administrative expense in the consolidated statements of operations.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Legal Matters

Independent Contractor Classification Matters

The Company operates in several jurisdictions where there have been regulations enacted with respect to methods companies should use to classify workers as either independent contractors or employees, such as California, which enacted California Assembly Bill 5 in 2019. The Company believes that it has properly classified its workers in all jurisdictions in which it operates.

Further, on December 16, 2020, the California state ballot initiative, Proposition 22, which provides a framework that offers legal certainty regarding the status of independent workers offering delivery services in California and protects worker flexibility, the quality of on-demand work, and access to benefits for those who qualify, among other things, became effective. The Company provides appropriate worker benefits and other protections in accordance with Proposition 22, including guaranteed minimum earnings, healthcare subsidies, insurance, and safety trainings. Although the constitutionality of Proposition 22 was subsequently challenged, on July 25, 2024, the California Supreme Court upheld Proposition 22 as constitutional. However, there may continue to be legal challenges, or legislative or other attempts to amend or otherwise invalidate the benefits, protections, or the independent worker status provided by Proposition 22. Further, any future judgments, settlements, or orders issued by a court or governmental body or otherwise in connection with any judicial, administrative, or legal proceeding that results in the Company being prohibited from continuing to engage with independent-contractor shoppers in the manner it currently does would likely result in increases to its costs related to shoppers and decreases in the breadth of its offerings and geographic coverage. Further, if the Company changes its offerings or increases customer fees as a result of the increased costs, such changes may result in lower order volumes, which in turn would have an adverse effect on the Company's business, financial condition, and results of operations.

The Company has other active legal matters in California and several other jurisdictions, including litigation, government audits, administrative claims, and inquiries, related to its classification of individuals who provide delivery and other fulfillment services as non-employee contractors. These matters involve allegations that certain individuals are misclassified and, as a result, may be due unpaid minimum statutory wages, overtime, expense reimbursement, and certain other payments and protections, among other issues. Courts and agencies handling these matters may rule that the Company cannot engage workers to perform certain tasks, including delivery and other fulfillment services, as independent contractors. In some of these cases, the Company has entered into settlement agreements to resolve the claims without any admission of liability and in others, there is active litigation or proceedings.

The Company has also been, is currently, and may in the future be involved in administrative audits with various state and local enforcement agencies, including audits related to shopper classification, state and local ordinance requirements, and unemployment insurance and workers' compensation contributions. The Company is currently involved in such audits in several states. The Company believes that it complies with applicable legal requirements and that shoppers are properly classified as independent contractors; therefore, the Company disputes that it is obligated to provide such additional benefits under state law and plans to vigorously contest any adverse assessment or determination. The Company's chances of success on the merits are still uncertain; however, the Company records a liability within accrued and other current liabilities when it believes that it is both probable that a loss has been incurred and the amount can be estimated. The results of these audits, assessments, or any negotiated agreements with these agencies, may result in additional payments, including settlement payments, penalties, and interest, and such additional amounts could have a material impact on the Company's business, financial conditions, results of operations, and cash flows.

The Company is also currently involved in several putative class and collective actions, thousands of alleged individual claims, including those brought or threatened to be brought in arbitration or compelled to arbitrate pursuant to its independent contractor agreements, and matters brought, in whole or in part, as representative actions under California's Private Attorney General Act, Labor Code Section 2698, et seq., alleging that the Company misclassified shoppers as independent contractors and related claims. None of the putative class or collective actions have progressed to or resulted in class certification. Those involving misclassification have either been compelled to individual arbitration or have motions to compel individual arbitration which have been granted and are now pending appeal.

Securities Litigation

On January 25, 2024, a purported stockholder filed suit against the Company and certain of the Company's current and former officers and directors in the Northern District of California, on behalf of a putative class of purchasers of the

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's common stock in its IPO or between September 19, 2023 and October 1, 2023. The complaint alleges violations of Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended in connection with the Company's IPO, and seeks damages and attorneys' fees, among other things. An amended complaint also added the underwriters of the Company's IPO as defendants. On October 29, 2024, the Company filed a motion to dismiss the amended complaint, which the court granted on May 9, 2025 with leave to amend. On May 30, 2025, plaintiffs agreed to dismiss the case with prejudice, without receiving any compensation.

FTC Investigation

In July 2025, staff of the Federal Trade Commission ("FTC") asserted they had authority to enter into consent negotiations with the Company relating to certain of its marketing and Instacart+ membership program practices. Following extensive discussions with staff of the FTC, the Company agreed to enter into a consent order to conclude the FTC's investigation, which became final on January 13, 2026. The consent order does not include any admission of liability. Pursuant to the consent order, the Company is required to pay $60 million to the FTC, which was included in accrued and other current liabilities on the consolidated balance sheet as of December 31, 2025, and subsequently paid in January 2026.

Other Litigation Matters

Besides the matters described above, the Company and its subsidiaries are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings involving unpaid wages, missed breaks, premium or overtime pay, hazard pay, inadequate notice under the Worker Adjustment and Retraining Notification Act or its state equivalent, retaliation, denial of or interference with leave of absence, improper application of our paid time off or other policies, discrimination or harassment based on a protected characteristic, wrongful termination, failure to accommodate a disability, unfair labor practices, personal injury, intellectual property, including patent infringement, property damage, securities and stockholder claims, commercial and contract disputes, unfair competition, marketing claims, consumer protection claims, including auto-renewal practices, pricing, and fees, data protection and privacy, environmental claims, health and safety, appropriate disclosures of worker and customer rights and entitlements, weights and measures, compliance with regulatory requirements, and other matters. In some of these proceedings, claims for substantial monetary damages are asserted against the Company and could result in fines, penalties, compensatory damages, or non-monetary relief. The Company does not believe that these matters will have a material adverse effect upon its operations, cash flows, or financial condition.

To the extent the Company has agreed to settle outstanding claims or where the Company has concluded it is probable that a resolution may be reached at an amount of loss that is estimable, the loss has been recognized within general and administrative expense in the consolidated statements of operations. During periods where the settled amount is less than the loss reserved or if the Company estimates that an outstanding claim is less than that previously recorded, the Company will recognize a reserve release related to the claims within general and administrative expense in the consolidated statements of operations. During the year ended December 31, 2023, the Company recognized a reserve release related to these claims of $5 million. During the years ended December 31, 2024 and 2025, the Company recognized a loss related to these claims of $7 million and $106 million, respectively. The actual losses incurred on claims that have not been resolved may differ from the initial estimates of loss, and such differences could be material.

The Company is also subject from time to time to audits by government agencies in the various jurisdictions in which it operates. To the extent the Company is obligated to make payments in these jurisdictions (other than income taxes), the Company has recorded the related expense within general and administrative expense in the consolidated statements of operations. The results of these audits may result in additional payments, penalties, and interest, and such additional amounts could be material.

Indemnifications

The Company has entered into indemnification agreements with certain of the Company's officers, directors, and current and former employees, and the Company's certificate of incorporation and bylaws contain certain indemnification obligations. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

provision. To date, no significant costs have been incurred, either individually or collectively, in connection with the Company's indemnification provisions.

11. Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock

Immediately subsequent to the closing of the IPO in September 2023, the Company authorized and issued 5,833,333 shares of Series A redeemable convertible preferred stock at a price of $30.00 per share for proceeds of $175 million. The Company determined the fair value of the Series A redeemable convertible preferred stock at issuance was $175 million, using a Monte Carlo valuation model. The key assumptions used included the closing price of the Company's common stock on the issuance date of $30.65, an expected term of approximately seven years, an expected volatility of 54%, and a discount for lack of marketability of 35%.

Pursuant to the securities purchase agreement related to the issuance, the Company adopted the Certificate of Designation of Series A redeemable convertible preferred stock, as filed with the Secretary of State of the State of Delaware, setting forth the rights, designations, preferences, limitations, and restrictions applicable to the Series A redeemable convertible preferred stock.

The rights, preferences, and privileges of the Series A redeemable convertible preferred stock are as follows:

Seniority; Liquidation Preference

The Series A redeemable convertible preferred stock, with respect to distribution rights upon the liquidation, winding-up or dissolution of the Company but excluding a change of control, (as described below) ranks (i) senior to the Company's common stock, (ii) on parity with any class or series of the Company's capital stock expressly designated as ranking on parity with the Series A redeemable convertible preferred stock, and (iii) junior to any class or series of the Company's capital stock expressly designated as ranking senior to the Series A redeemable convertible preferred stock. The Series A redeemable convertible preferred stock has a liquidation preference equal to the greater of (i) the Stated Value (as defined below), and (ii) the amount that the holder would be entitled to receive on an as-converted to common stock basis based on the then-applicable Conversion Ratio (as defined below), on the date of such liquidation, winding-up or dissolution. Such liquidation, winding-up or dissolution amounts would be paid out of the Company's assets legally available for distribution to its stockholders, after satisfaction of debt and other liabilities owed to its creditors and holders of shares of any senior securities and before any payment or distribution is made to holders of any junior securities, including, without limitation, the Company's common stock.

The Stated Value for the Series A redeemable convertible preferred stock on a given date is defined as the sum of (i) the original issue price of the Series A redeemable convertible preferred stock, automatically increased at an annual rate of 5.0%, compounding on each anniversary of the issue date, through such date, and (ii) on an as-converted to common stock basis, the pro rata portion of any cash dividends or distributions that the Company pays on its common stock.

The Conversion Ratio for the Series A redeemable convertible preferred stock means (i) a number of shares of common stock equal to the quotient of the Stated Value divided by the conversion price, plus (ii) if the product of such number of shares of common stock times the 10-Day VWAP (as defined below) is less than the Stated Value on such date, an additional number of shares of common stock that, when multiplied by the 10-Day VWAP, equals the difference.

The 10-Day VWAP is defined as the average of the volume-weighted average price ("VWAP") per share of common stock for each of the 10 consecutive trading days ending on, and including, the trading day immediately before the date of determination.

Conversion

From and after the seventh anniversary of the issue date of the Series A redeemable convertible preferred stock, at any time when the 10-Day VWAP exceeds the conversion price of the Series A redeemable convertible preferred stock, all outstanding shares of Series A redeemable convertible preferred stock will automatically convert into a number of shares of the Company's common stock equal to the Conversion Ratio on such date.

In addition, on the third anniversary of the issue date of the Series A redeemable convertible preferred stock, if the 10-Day VWAP immediately prior to such date exceeds the conversion price of the Series A redeemable convertible preferred stock, the holder will have the option to convert all outstanding shares of Series A redeemable convertible preferred stock at the conversion price on such date. If there is a Conversion Shortfall (as defined below), the holder will receive an additional number of shares of common stock equal to the Conversion Shortfall divided by the 10-Day VWAP immediately prior to such date.

The conversion price for the Series A redeemable convertible preferred stock is not subject to adjustment, except for customary adjustments for stock splits, stock dividends, recapitalizations, reorganizations and similar corporate actions.

The Conversion Shortfall for the Series A redeemable convertible preferred stock on any conversion date is defined as the absolute dollar value by which the product of the Conversion Ratio and the 10-Day VWAP for an applicable conversion is less than the Stated Value plus the Minimum Return Amount on such date.

Redemption

At any time from and after the seventh anniversary of the issue date of the Series A redeemable convertible preferred stock, if the 10-Day VWAP does not exceed the conversion price, the Company has the right to redeem all, but not less than all, outstanding shares of Series A redeemable convertible preferred stock at the Stated Value on such redemption date.

On each of the third anniversary (only if the 10-Day VWAP immediately prior to such date does not exceed the conversion price), the seventh anniversary, the tenth anniversary and the thirteenth anniversary of the issue date, the holder has the right to require the Company to redeem all, but not less than all, outstanding shares of Series A redeemable convertible preferred stock at the Stated Value on such redemption date.

Upon a change of control of the Company, the Company will redeem all, but not less than all, outstanding shares of Series A redeemable convertible preferred stock for an amount equal to the greater of (i) the Stated Value on the date of the change of control and (ii) the amount that the holder would be entitled to receive on an as-converted to common stock basis based on the then-applicable conversion ratio (for which the 10-Day VWAP equals the purchase price or transaction consideration per share of common stock in the change of control transaction).

Under certain regulatory events or strategic actions by the Company or the holder the Company or the holder, as applicable, has the right to elect to redeem all outstanding shares of Series A redeemable convertible preferred stock at the Stated Value, if the 10-Day VWAP immediately prior to the date of such event does not exceed the conversion price, or convert all outstanding shares of Series A redeemable convertible preferred stock into a number of shares of the Company's common stock equal to the then-applicable conversion ratio, in case the 10-Day VWAP immediately prior to the date of such event exceeds the conversion price.

The Company presents its Series A redeemable convertible preferred stock outside of stockholders' equity as mezzanine equity because the shares contain redemption features that are not solely within the Company's control. The Company is required to accrete the carrying value of the Series A redeemable preferred stock to its redemption value over the period from issuance through redemption date. The accretion was $2 million, $9 million, and $9 million during the years ended December 31, 2023, 2024, and 2025, respectively.

Voting

The Series A redeemable convertible preferred stock confers no voting rights on the holder, except as required by applicable law and with respect to matters that adversely change the powers, preferences, privileges, rights or restrictions of the Series A redeemable convertible preferred stock, including the authorization or issuance of equity securities that would rank senior to or pari passu with the Series A redeemable convertible preferred stock (other than, in certain cases, new shares of Series A redeemable convertible preferred stock or new series of preferred stock with substantially similar terms

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as the Series A redeemable convertible preferred stock) and the declaration or payment of cash dividends on shares other than the Series A redeemable convertible preferred stock in excess of a 5.0% annual dividend yield.

No dividends were declared or paid during the years ended December 31, 2023, 2024, or 2025.

12.   Stockholders' Equity

Stock Repurchase Program

In November 2023, the Company's board of directors authorized a $500 million share repurchase program, which was subsequently increased to $1 billion in February 2024. During the year ended December 31, 2024, the Company repurchased and immediately retired a total of 32,804,891 shares of its common stock for an aggregate amount, including broker commissions, fees, and excise taxes, of $965 million, which completed the repurchases under this share repurchase program originally authorized in November 2023. The amount of shares repurchased under this program during the year ended December 31, 2024 included 14,395,994 shares repurchased in privately negotiated transactions with three stockholders in February 2024 for an aggregate amount of $390 million.

In June 2024, the Company's board of directors authorized a new $500 million share repurchase program, which was subsequently increased to $750 million, $1 billion, and later $2.5 billion in November 2024, May 2025, and November 2025, respectively. During the year ended December 31, 2024, the Company repurchased and immediately retired a total of 13,206,713 shares of its common stock, for an aggregate amount, including broker commissions, fees, and excise taxes, of $442 million under this share repurchase program. This amount included 3,700,000 shares repurchased in August 2024 in a privately negotiated transaction with one stockholder, a related party, for $117 million. During the year ended December 31, 2025, the Company repurchased and immediately retired a total of 32,832,183 shares of its common stock, for an aggregate amount, including broker commissions, fees, and excise taxes, of $1,349 million under this share repurchase program, which included shares repurchased under the ASR Agreement (as defined below). As of December 31, 2025, the Company had $671 million remaining available to repurchase shares pursuant to this new repurchase program.

On November 10, 2025, the Company entered into an ASR Agreement with a third-party financial institution to repurchase $250 million of the Company's common stock. Pursuant to the terms of the ASR Agreement, the Company paid $250 million to the financial institution and received and immediately retired an initial delivery of 5,357,621 shares of common stock on November 12, 2025, representing 80% of the value of the $250 million payment. As of December 31, 2025, $50 million of the ASR is reflected as a forward contract within stockholders' equity on the consolidated balance sheet. In January 2026, repurchases under the ASR Agreement were completed. The final number of shares of common stock repurchased was based on the VWAP of the Company's common stock during the repurchase period, less a negotiated discount. The Company received and immediately retired an additional 553,349 shares in January 2026.

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act. The excise tax recognized as part of the cost basis of shares acquired during the years ended December 31, 2023, 2024, and 2025 was zero, $5 million, and $7 million, respectively.

Common Stock Reserved for Future Issuance

The following table summarizes the Company's shares of common stock reserved for future issuance on an as-converted basis:

	As of December 31,	
	2024	**2025**
	(in thousands)	
Series A redeemable convertible preferred stock	5,833	5,833
Restricted stock units	21,229	15,959
Stock options outstanding	7,497	6,489
Shares available for issuance under the 2023 Equity Incentive Plan	49,827	54,419
Shares available for issuance under the 2023 Employee Stock Purchase Plan	9,790	12,400
Total	94,176	95,100

The holders of common stock are entitled to receive dividends out of funds that are legally available, when and if declared by the board of directors and subject to approval from the holders of the Series A redeemable convertible preferred stock. No dividends were declared or paid during the years ended December 31, 2023, 2024, or 2025.

Equity Incentive Plans

The Company has three equity incentive plans: the 2013 Equity Incentive Plan (the "2013 Plan), the 2018 Equity Incentive Plan (the "2018 Plan"), and the 2023 Equity Incentive Plan (the "2023 Plan"). Following the Company's IPO in September 2023, the Company has only issued awards under the 2023 Plan, and no additional awards will be granted under the 2013 and 2018 Plans. The 2023 Plan provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company's employees of any parent or subsidiary, and for the grant of non-statutory stock options, stock appreciation rights, restricted stock awards, RSUs, performance awards, and other forms of awards to the Company's employees, directors, and consultants, including employees and consultants of the Company's affiliates.

The number of shares of common stock reserved for issuance under the Company's 2023 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2024 through January 1, 2033, in an amount equal to (1) 5% of the total number of shares of common stock outstanding on December 31 of the year before the date of each automatic increase or (2) a lesser number of shares determined by the Company's board of directors prior to the applicable January 1. Pursuant to the automatic increase feature of the 2023 Plan, an additional 13,048,201 shares were reserved for issuance under the 2023 Plan effective January 1, 2025.

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

The following table summarizes the activity related to the Company's stock options for the year ended December 31, 2025:

	Number of Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Life		Aggregate Intrinsic Value
	(in thousands)				(in years)		(in millions)
As of January 1, 2025	7,497	$	11.35		3.21	$	228
Options exercised	(1,008)	$	8.34				
As of December 31, 2025	6,489	$	11.82		2.29	$	216
Options vested and exercisable as of December 31, 2025	6,489	$	11.82		2.29	$	216

The total intrinsic value of stock options exercised during the years ended December 31, 2023, 2024, and 2025 was $252 million, $301 million, and $35 million, respectively. The total fair value of stock options vested was $6 million and $3 million for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, all outstanding stock options were fully vested. As such, no stock options vested during the year ended December 31, 2025.

Restricted Stock

The following table summarizes the activity related to the Company's restricted stock for the year ended December 31, 2025:

	Number of Shares		Weighted-Average Grant Date Fair Value per Share
	(in thousands)		
Unvested and outstanding as of January 1, 2025	74	$	38.37
Vested	(74)	$	38.37
Unvested and outstanding as of December 31, 2025	—	$	—

For the year ended December 31, 2023, the weighted-average grant date fair value of restricted stock granted was $38.37 per share. The Company did not grant any restricted stock during the years ended December 31, 2024 and 2025. The total fair value of restricted stock vested during the years ended December 31, 2023, 2024, and 2025 was $54 million, $17 million, and $3 million, respectively.

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs

The following table summarizes the activity related to the Company's RSUs for the year ended December 31, 2025:

	Number of Shares		Weighted-Average Grant Date Fair Value per Share
	(in thousands)		
Unvested and outstanding as of January 1, 2025	21,164	$	42.02
Granted	14,973	$	42.61
Vested	(14,191)	$	43.71
Forfeited	(5,987)	$	40.06
Unvested and outstanding as of December 31, 2025	15,959	$	41.72

During the year ended December 31, 2023, the Company modified the terms of an aggregate of 702,066 RSUs granted to certain executives related to the acceleration of the service-based vesting conditions upon involuntary termination of employment in conjunction with a change in control event. The modification did not result in any incremental stock-based compensation expense given the fair value of the modified awards immediately after the modification was lower than the grant date fair value of the original awards.

In April 2024, the Company granted an aggregate of 586,920 RSUs to certain employees of the Company that vest upon satisfaction of certain performance-based and service-based vesting conditions. The performance-based vesting conditions will be satisfied based on the proportion of certain GTV targets achieved during applicable performance periods. The actual number of shares that may satisfy the performance-based vesting condition ranges from 0% to 100% of the maximum achievable shares for that performance period. Shares that satisfy the performance-based condition are subject to a service-based condition that vests quarterly over a period of one year following the applicable performance period. Each of the RSU awards granted is subject to potential vesting acceleration under certain circumstances. The weighted-average grant date fair value per share of such awards is $36.35, and the weighted-average requisite service period is satisfied over a period of 2.70 years.

In November 2024, the Company modified the terms of an RSU award representing the right to be issued up to 1,200,000 shares of the Company's common stock that was previously granted to the Company's chief executive officer at that time, of which, 300,000 shares under the RSU award vested in connection with the Company's IPO in September 2023. The modification changed the existing market capitalization goals to corresponding stock price goals ranging from $43.32 per share to $86.64 per share. Achievement of the stock price goals is measured using the VWAP of the Company's common stock over the 30-trading day period preceding the applicable measurement date. The modification resulted in the remeasurement of these awards as of the modification date and the incremental stock-based compensation expense was immaterial.

Following the modification of the RSU award, and based on the VWAP as of November 12, 2024, the stock price goal of $43.32 was met, resulting in the vesting of an additional 180,000 shares of the Company's common stock under the RSU award.

The weighted-average grant date fair value of RSUs granted was $32.80, $37.15, and $42.61 per share for the years ended December 31, 2023, 2024, and 2025, respectively. The total fair value of RSUs vested was $1,880 million, $752 million, and $620 million for the years ended December 31, 2023, 2024, and 2025, respectively.

2023 Employee Stock Purchase Plan

The Company's board of directors adopted, and the Company's stockholders approved, the 2023 Employee Stock Purchase Plan ("the ESPP"), which became effective immediately prior to the effectiveness of the registration statement on Form S-1 filed under the Securities Act in connection with the Company's IPO. A total of 7,000,000 shares of common stock were initially reserved for sale under the ESPP. The number of shares of the Company's common stock reserved for

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2024 through January 1, 2033, by the lesser of (1) 1% of the total number of shares of common stock outstanding on the last day of the year before the date of the automatic increase and (2) 7,000,000 shares; provided that before the date of any such increase, the Company's board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). Subject to any limitations contained therein, the ESPP allows eligible employees to contribute (in the form of payroll deductions or otherwise to the extent permitted by the administrator) an amount established by the administrator from time to time in its discretion to purchase common stock at a discounted price per share.

As of December 31, 2025, there had been no offering period or purchase period under the ESPP, and no such period will begin unless and until determined by the Company's board of directors, or its compensation committee under its delegation, as the administrator of the ESPP. Pursuant to the automatic increase feature of the ESPP, an additional 2,609,640 shares were reserved for issuance under the ESPP effective January 1, 2025.

Stock-Based Compensation Expense Summary

The following table summarizes stock-based compensation expense by line item in the consolidated statements of operations related to stock options, restricted stock, and RSUs, as applicable:

| | Year Ended December 31, | | |
	2023	2024	2025
	(in millions)		
Cost of revenue	$ 18	$ 8	$ 9
Operations and support	90	13	14
Research and development	1,800	144	204
Sales and marketing	316	62	59
General and administrative	532	73	66
Total stock-based compensation expense [1][2]	$ 2,756	$ 300	$ 352

[1] Stock-based compensation expense during the year ended December 31, 2023 included $2,581 million, net of $39 million capitalized related to the development of internal-use software, associated with vested RSUs and certain shares of vested restricted stock as a result of the satisfaction of the liquidity event-based vesting condition upon the effective date of the registration statement on Form S-1 filed under the Securities Act in connection with the Company's IPO.

[2] Stock-based compensation expense during the year ended December 31, 2024 includes a benefit of $4 million, $79 million, $8 million, and $4 million for operations and support, research and development, sales and marketing, and general and administrative, respectively, related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for executive departures during the three months ended March 31, 2024 and for terminated employees in connection with the Company's restructuring plan. Refer to Note 17 — Restructuring for further discussion.

As of December 31, 2025, there was $465 million of unrecognized stock-based compensation expense related to unvested awards, which are expected to vest and be recognized over a weighted-average period of 1.43 years.

The amount of stock-based compensation expense capitalized related to the development of internal-use software was $56 million, $35 million, and $42 million during the years ended December 31, 2023, 2024, and 2025, respectively.

The income tax benefit recognized in the consolidated statements of operations related to stock-based awards was $520 million, $42 million, and $77 million for the years ended December 31, 2023, 2024, and 2025, respectively.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Income Taxes

The components of income (loss) before provision for (benefit from) income taxes were as follows:

	Year Ended December 31,		
	2023	**2024**	**2025**
	(in millions)		
United States	$ (2,073)	$ 537	$ 538
Foreign	12	15	18
Income (loss) before provision for (benefit from) income taxes	$ (2,061)	$ 552	$ 556

The components of the provision for (benefit from) income taxes were as follows:

	Year Ended December 31,		
	2023	**2024**	**2025**
	(in millions)		
Current:			
Federal	$ 6	$ 18	$ 1
State	11	12	8
Foreign	3	6	1
Total current tax (benefit) expense	20	36	10
Deferred:			
Federal	(343)	58	89
State	(116)	1	9
Foreign	—	—	1
Total deferred tax (benefit) expense	(459)	59	99
Total provision for (benefit from) income taxes	$ (439)	$ 95	$ 109

126

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the Company's U.S. federal statutory income tax rate to the effective tax rate was as follows for the years ended December 31, 2023 and 2024:

	Year Ended December 31,	
	2023	**2024**
U.S. federal statutory rate	21.0 %	21.0 %
State, net of federal benefit	4.3	0.6
Foreign taxes	—	0.1
Penalties	—	(0.1)
Lobbying expenses	—	0.2
Stock-based compensation	(7.9)	4.3
Equity agreements with retailers	0.7	—
Research and development credits	4.8	(12.3)
Uncertain tax positions	(1.2)	3.3
Other	(0.4)	0.1
Effective tax rate	21.3 %	17.2 %

The Company adopted ASU 2023-09 on a prospective basis during the year ended December 31, 2025. A reconciliation of the Company's U.S. federal statutory income tax rate to the effective tax rate is as follows for the year ended December 31, 2025:

	Year Ended December 31, 2025	
	(in millions)	
Tax at federal statutory tax rate	$ 117	21.0 %
State, net of federal benefit [1]	9	1.7
Foreign tax effects	(1)	(0.1)
Effect of cross-border tax laws	3	0.6
Tax credits, net of unrecognized tax benefits		
Research and development tax credit	(41)	(7.3)
Changes in unrecognized tax benefits	14	2.6
Nontaxable or nondeductible items		
Stock-based compensation	(10)	(1.9)
162M limitation	12	2.1
Other nontaxable or nondeductible items	5	0.8
Other	1	0.1
Effective tax rate	$ 109	19.6 %

_____

[1] The states that contribute to the majority (greater than 50 percent) of the tax effect in this category consists of California, New Jersey, and New York.

For the year ended December 31, 2023, the difference in the effective tax rate is primarily driven by the tax effects of stock-based compensation, including certain restructurings, recognized in connection with the Company's IPO, as well as the generation of research and development tax credits. For the years ended December 31, 2024 and 2025, the difference in the effective tax rate is primarily attributable to the generation of research and development tax credits, partially offset by uncertain tax positions, the tax effects of stock-based compensation, as well as state income taxes, net of federal benefit.

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as operating losses and tax

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

credit carryforwards. Significant components of the Company's deferred tax assets were as follows:

| | As of December 31, | |
| | 2024 | 2025 |
	(in millions)	
Deferred tax assets		
Net operating loss and tax credit carryforwards	$ 190	$ 332
Interest expense limitation	—	11
Capitalized research and development	446	287
Legal reserve	15	37
Other accruals and reserves	15	9
Stock-based compensation	111	54
Operating lease liabilities	7	10
Other	4	4
Total gross deferred tax assets	788	744
Less: valuation allowance	(3)	(42)
Total deferred tax assets, net of valuation allowance	785	702
Deferred tax liabilities		
Property and equipment and intangible assets	(8)	(30)
Operating lease right-of-use assets	(6)	(8)
Total deferred tax liabilities	(14)	(38)
Net deferred tax assets	$ 771	$ 664

The Company regularly assesses the ability to realize deferred tax assets based on the weight of all available evidence, including such factors as the history of recent earnings and expected future taxable income on a jurisdiction-by-jurisdiction basis. Judgment is required in determining whether a valuation allowance should be recorded against deferred tax assets. During the years ended December 31, 2024 and 2025, after considering these factors, the Company determined that the positive evidence overcame any negative evidence and concluded that it was more likely than not that the U.S. federal and state deferred tax assets were realizable. During the year ended December 31, 2025, in connection with the acquisition of Marlin 9 Holdings, the Company acquired deferred tax assets, including certain U.S. net operating loss carryforwards and other tax attributes. The Company recorded a valuation allowance against these acquired tax attributes.

As of December 31, 2024 and 2025, the Company had federal net operating loss carryforwards of $19 million and $443 million, respectively. The Company generated $5 million of net operating loss carryforwards prior to 2018, which will begin to expire in 2037. The remaining $438 million will carryforward indefinitely. In addition, the Company had state net operating loss carryforwards of $536 million and $679 million as of December 31, 2024 and 2025, respectively, an immaterial amount of which, if unused, will begin to expire in 2026. The Company had immaterial foreign net operating and capital loss carryforwards as of December 31, 2024 and 2025.

As of December 31, 2024, the Company had no federal Section 163(j) interest limitation carryforwards. As of December 31, 2025, the Company had $42 million in federal Section 163(j) interest limitation carryforwards, which can be carried forward indefinitely.

As of December 31, 2024 and 2025, the Company had federal research and development tax credit carryforwards of $143 million and $181 million, respectively, and state research and development tax credit carryforwards of $87 million and $102 million, respectively. The federal research and development tax credits will begin to expire in 2044 if not utilized. The state research and development tax credits have no expiration date.

Under Section 382 of the Code, the Company's ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits (under Section 383 of the Code), in any taxable year may be limited if it experiences an ownership change. The Company has assessed whether it had an ownership change, as defined by Section 382 of the Code from its formation. Based upon this assessment, reductions were made to the Company's net operating losses and tax credit carryforwards under these rules for the Marlin 9 Holdings acquisition. Additional ownership changes in the future could result in additional limitations on the Company's net operating losses and tax credit carryforwards.

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the Tax Cuts and Jobs Act of 2017, research and development costs are required to be capitalized and amortized for U.S. tax purposes, effective January 1, 2022. Under the One Big Beautiful Bill Act effective January 1, 2025, research and development costs are allowed to be immediately deducted, and prior capitalization can be accelerated. The Company has elected to accelerate prior capitalization over two years.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits:

	Year Ended December 31,		
	2023	2024	2025
	(in millions)		
Unrecognized tax benefits at beginning of period	$ 30	$ 63	$ 90
Gross increases – current period tax positions	32	25	16
Gross increases – prior period tax positions	1	2	1
Gross decreases – current period tax positions	—	—	—
Gross decreases – prior period tax positions	—	—	(1)
Unrecognized tax benefits at end of period	$ 63	$ 90	$ 106

The Company's policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties within the related income tax liability on the Company's consolidated balance sheets. To date, the Company has recognized immaterial interest and penalties in the consolidated statements of operations and has not made payments for interest and penalties. As of December 31, 2025, $106 million of unrecognized tax benefits, if recognized, would impact the effective tax rate.

The Company files income tax returns primarily in the U.S. federal and state, Canada, and other foreign jurisdictions. The Company is subject to examination in U.S. federal, various state and local jurisdictions, for all prior years. The examination period for foreign jurisdictions remain open from 2018 onward. The Company is currently under examination in Canada and California, New York, and Utah state jurisdictions.

Cash paid for income taxes, net of refunds, consisted of the following:

	Year Ended December 31, 2025
	(in millions)
Federal	$ 19
State	
California	3
Florida	2
Other	16
Foreign	
Canada	3
Cash paid for income taxes, net of refunds	$ 43

14. Net Income (Loss) per Share Attributable to Common Stockholders

Prior to the IPO, the rights, including the liquidation and dividend rights, of the holders of voting and non-voting common stock were identical, except with respect to voting. As the liquidation and dividend rights were identical, the undistributed earnings were allocated on a proportionate basis and the resulting net income (loss) per share attributable to common stockholders were, therefore, the same for both voting and non-voting common stock on an individual or combined basis.

Immediately prior to the completion of the IPO, all outstanding shares of the Company's non-voting common stock were converted into shares of voting common stock, all of which were subsequently reclassified into common stock. The shares issued in the IPO and the shares of common stock issued upon conversion of the then-outstanding shares of

MAPLEBEAR INC. DBA INSTACART

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

redeemable convertible preferred stock in connection with the IPO, as well as vested RSUs, are included in the table below weighted for the period outstanding during the year ended December 31, 2023.

The computation of basic and diluted net income (loss) per share attributable to common stockholders was as follows:

	Year Ended December 31,		
	2023	2024	2025
	(in millions, except share amounts, which are reflected in thousands, and per share amounts)		
Numerator:			
Net income (loss)	$ (1,622)	$ 457	$ 447
Less: Accretion related to Series A redeemable convertible preferred stock	(2)	(9)	(9)
Net income (loss) attributable to common stockholders, basic	$ (1,624)	$ 448	$ 438
Add: Accretion related to Series A redeemable convertible preferred stock	—	9	9
Net income (loss) attributable to common stockholders, diluted	$ (1,624)	$ 457	$ 447
Denominator:			
Weighted-average shares used in computing basic net income (loss) per share attributable to common stockholders	130,616	264,640	261,353
Weighted-average effect of dilutive securities:			
Series A redeemable convertible preferred stock	—	5,833	5,833
Stock options	—	7,480	5,055
Restricted stock units	—	11,200	7,344
Unvested restricted non-voting common stock	—	5	35
Weighted-average shares used in computing diluted net income (loss) per share attributable to common stockholders	130,616	289,158	279,621
Net income (loss) per share attributable to common stockholders:			
Basic	$ (12.43)	$ 1.69	$ 1.68
Diluted	$ (12.43)	$ 1.58	$ 1.60

The following potentially dilutive outstanding securities were excluded from the computation of diluted income (loss) per share attributable to common stockholders because their effect was not dilutive:

	As of December 31,		
	2023	2024	2025
	(in thousands)		
Series A redeemable convertible preferred stock [1]	6,925	—	—
Stock options	19,553	417	384
Restricted stock units	27,229	1,853	1,505
Unvested restricted non-voting common stock	326	144	—
Total	54,033	2,414	1,889

_____

[1] Series A redeemable convertible preferred stock included in the table above considers the Conversion Shortfall, as applicable, as further described in Note 11 — Redeemable Convertible Preferred Stock.

The following potentially dilutive outstanding securities were excluded from the table above because they are subject to performance-based and / or market-based vesting conditions that were not achieved as of those dates:

	As of December 31,		
	2023	2024	2025
	(in thousands)		
Restricted stock units	1,890	1,139	335
Total	1,890	1,139	335

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Related Party Transactions

The Company is party to agreements with a software vendor, whose former executive officer was a member of the Company's board of directors, whereby the Company primarily pays the vendor usage-based subscription fees for the use of the software. Subsequent to the executive officer's resignation on February 27, 2024, the software vendor is no longer a related party. During the year ended December 31, 2023, $15 million was paid in connection with this software subscription. No amounts were paid in connection with this software subscription during the three months ended March 31, 2024. During the year ended December 31, 2023, $25 million was included within operating expenses in the consolidated statements of operations. During the three months ended March 31, 2024, $8 million was included within operating expenses in the condensed consolidated statements of operations. As of March 31, 2024, $4 million was included within prepaid expenses and other current assets on the condensed consolidated balance sheets and no amounts were due to this vendor.

In August 2024, the Company entered into a privately negotiated transaction to repurchase 3,700,000 shares for $117 million from a stockholder that, together with its affiliated entities, is a holder of greater than 10% of the Company's common stock and is affiliated with an entity indirectly controlled by a member of the Company's board of directors. Refer to Note 12 — Stockholders' Equity for further information.

16. Employee Benefit Plan

The Company has a 401(k) plan under which U.S. employees may make voluntary pre-tax and post-tax contributions at their discretion, up to maximum annual contribution limits established by the U.S. Department of Treasury. The Company matched a portion of employee contributions totaling $17 million, $17 million, and $18 million for the years ended December 31, 2023, 2024, and 2025, respectively. Both employee contributions and the Company's matching contributions are fully vested upon contribution.

17. Restructuring

On February 9, 2024, the Company initiated restructuring actions with respect to its workforce intended to improve operational efficiencies and better align the Company's organizational structure with current business needs, top strategic priorities, and key growth initiatives. The plan included the reduction of approximately 250 employees, or 7% of the Company's employees.

During the year ended December 31, 2024, the Company recognized $18 million in restructuring charges related to cash expenditures for severance payments and other termination benefits. The Company also recognized an immaterial amount of stock-based compensation expense related to the accelerated vesting of equity awards, which was offset by a $46 million benefit related to the reversal of previously recognized stock-based compensation expense for unvested equity awards for terminated employees in connection with the restructuring. No amounts were recognized during the year ended December 31, 2025.

The following table summarizes the restructuring costs recognized by line item within the consolidated statements of operations for the year ended December 31, 2024:

	Year Ended December 31, 2024
	(in millions)
Operations and support	$ 2
Research and development	9
Sales and marketing	3
General and administrative	4
Total	$ 18

MAPLEBEAR INC. DBA INSTACART
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, the liabilities relating to the remaining restructuring charges were immaterial and included within accrued and other current liabilities on the consolidated balance sheet. As of December 31, 2025, there were no liabilities relating to the remaining restructuring charges on the consolidated balance sheet.

18.   Segment Information

The Company has one operating and reportable segment. A description of how the Company derives revenues is included in Note 2 — Significant Accounting Policies. The Company's chief executive officer is the Company's CODM, who reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM uses consolidated net income (loss) as the sole measure of segment profit or loss to make key operating decisions such as the allocation of the budget and monitoring budget versus actual results. The CODM does not evaluate operating segments using asset information.

Significant expenses within net income (loss) include cost of revenue, operations and support, research and development, sales and marketing, general and administrative, which are each separately presented on the Company's consolidated statements of operations. Stock-based compensation expense is also a significant expense within net income (loss). Refer to Note 12 — Stockholders' Equity for additional information about the Company's stock-based compensation expense. Other segment items include interest income, other expense, net, and provision for (benefit from) income taxes on the consolidated statements of operations.

Geographic information is included in Note 3 — Revenue and Note 6 — Property and Equipment, Net.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective and provided reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in "Internal Control - Integrated Framework" (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

A control system, no matter how well designed and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

Item 9B. Other Information

During the quarter ended December 31, 2025, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the Rule 10b5-1 trading arrangements (as defined in Item 408(a) of Regulation S-K) described below:

On November 20, 2025, Chris Rogers, our Chief Executive Officer, President, and Chair of our board of directors, adopted a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). Mr. Rogers's trading arrangement provides for the sale through November 30, 2026 of (i) up to 190,015 shares of our common stock subject to RSUs previously awarded to Mr. Rogers that may vest and be released to him on or prior to November 30, 2026 and (ii) additional shares of our common stock subject to RSUs granted to Mr. Rogers subsequent to the adoption of the trading arrangement that may vest and be released to him on or prior to November 30, 2026. The actual number of shares of our common stock that will be released to Mr. Rogers upon the vesting of RSUs will be reduced by the number of shares withheld by us to satisfy tax withholding obligations arising from the vesting of such RSUs and is not yet determinable. The actual number of shares that may be sold pursuant to this trading arrangement is not yet determinable.

On November 20, 2025, Lisa Blackwood-Kapral, our Chief Accounting Officer, adopted a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). Ms. Blackwood-Kapral's trading arrangement provides for the sale through January 31, 2027 of (i) up to 66,709 shares of our common stock subject to RSUs previously awarded to Ms. Blackwood-Kapral that may vest and be released to her on or prior to January 31, 2027 and (ii) additional shares of our common stock subject to RSUs granted to Ms. Blackwood-Kapral subsequent to the adoption of the trading arrangement that may vest and be released to her on or prior to January 31, 2027. The actual number of shares of our common stock that will be released to Ms. Blackwood-Kapral upon the vesting of RSUs will be reduced by the number of shares withheld by us to satisfy tax withholding obligations arising from the vesting of such RSUs and is not yet determinable. The actual number of shares that may be sold pursuant to this trading arrangement is not yet determinable.

On December 10, 2025, Morgan Fong, our General Counsel, adopted a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). Mr. Fong's trading arrangement provides for the sale through December 31, 2026 of (i) up to 53,565 shares of our common stock and (ii) up to 220,680 shares of our common stock subject to stock options previously awarded to Mr. Fong and exercisable on or prior to December 31, 2026. The actual number of shares that may be sold pursuant to this trading arrangement is not yet determinable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

We maintain a Code of Business Conduct and Ethics that applies to all our employees, officers, contractors, and directors, including our principal executive officer, principal financial officer, and principal accounting officer, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics is posted on our website at investors.instacart.com under "Governance." We intend to disclose on our website any future amendments of our Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer, persons performing similar functions, or our directors from provisions in the Code of Business Conduct and Ethics.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in Part II, Item 8 of this Annual Report on Form 10-K.

(3) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below:

Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Maplebear Inc.	8-K	001-41805	3.1	9/22/2023	
3.2	Certificate of Designation of Series A Convertible Preferred Stock.	8-K	001-41805	3.2	9/22/2023	
3.3	Amended and Restated Bylaws of Maplebear Inc.	S-1/A	333-274213	3.4	9/11/2023	
4.1	Ninth Amended and Restated Investors' Rights Agreement by and among the Registrant and certain of its stockholders, dated February 26, 2021.	S-1	333-274213	4.2	8/25/2023	
4.2	Description of Securities.	10-K	001-41805	4.2	3/5/2024	
4.3	Specimen Common Stock Certificate of the Registrant.	S-1	333-274213	4.1	8/25/2023	
10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	333-274213	10.1	8/25/2023	
10.2+	Maplebear Inc. 2013 Equity Incentive Plan and related form agreements.	S-1/A	333-274213	10.2	9/11/2023	
10.3+	Maplebear Inc. 2018 Equity Incentive Plan and related form agreements.	S-1/A	333-274213	10.3	9/11/2023	
10.4+	Maplebear Inc. 2023 Equity Incentive Plan and related form agreements.	S-1/A	333-274213	10.4	9/15/2023	
10.5+	Maplebear Inc. 2023 Employee Stock Purchase Plan.	S-1/A	333-274213	10.5	9/15/2023	
10.6+	Maplebear Inc. Non-Employee Director Compensation Policy.	10-K	001-41805	10.6	2/28/2025	
10.7+	Maplebear Inc. Severance and Change in Control Plan and related participation agreement.	S-1	333-274213	10.7	8/25/2023	
10.8+	Maplebear Inc. Executive Performance Bonus Plan.	S-1	333-274213	10.8	8/25/2023	
10.9+	Form of Confirmatory Offer Letter Agreement entered into between the Registrant and certain of its executive officers.	S-1	333-274213	10.9	8/25/2023	
10.10+	Amended and Restated Offer Letter Agreement between the Registrant and Fidji Simo, dated December 7, 2022.	S-1	333-274213	10.10	8/25/2023	

Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.11+	Transition and Acknowledgement Letter between the Registrant and Fidji Simo, dated May 27, 2025.	8-K	001-41805	10.1	5/28/2025	
10.12+	Amended and Restated Offer Letter between Maplebear Canada ULC and Chris Rogers, dated May 26, 2025.	8-K	001-41805	10.2	5/28/2025	
10.13	Office Lease Agreement between the Registrant and 50 Beale Street LLC, dated May 12, 2015, as amended through June 4, 2025.	10-Q	001-41805	10.3	8/8/2025	
19.1	Maplebear Inc. Insider Trading Policy.					X
21.1	List of subsidiaries of the Registrant.					X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (included on signature pages).					X
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Incentive Compensation Recoupment Policy.	10-K	001-41805	97.1	3/5/2024	
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).					X

_____

+ Indicates management contract or compensatory plan.

* The certifications furnished herewith accompany this Annual Report on Form 10-K and are not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on February 26, 2026.

MAPLEBEAR INC.

Date: February 26, 2026   By: /s/ Chris Rogers
                                                   Chris Rogers
                                                   Chief Executive Officer
                                                   (*Principal Executive Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chris Rogers, Emily Reuter, and Morgan Fong, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chris Rogers Chris Rogers	Chief Executive Officer and Chair (*Principal Executive Officer*)	February 26, 2026
/s/ Emily Reuter Emily Reuter	Chief Financial Officer (*Principal Financial Officer*)	February 26, 2026
/s/ Lisa Blackwood-Kapral Lisa Blackwood-Kapral	Chief Accounting Officer (*Principal Accounting Officer*)	February 26, 2026
/s/ Victoria Dolan Victoria Dolan	Director	February 26, 2026
/s/ Ravi Gupta Ravi Gupta	Director	February 26, 2026
/s/ Mary Beth Laughton Mary Beth Laughton	Director	February 26, 2026

Signature	Title	Date
/s/ Meredith Kopit Levien Meredith Kopit Levien	Director	February 26, 2026
/s/ Michael Moritz Michael Moritz	Director	February 26, 2026
/s/ Lily Sarafan Lily Sarafan	Director	February 26, 2026
/s/ Josh Silverman Josh Silverman	Director	February 26, 2026
/s/ Daniel Sundheim Daniel Sundheim	Director	February 26, 2026

Maplebear Inc. Directors and Executive Officers

Directors

Victoria Dolan
Former Chief Financial Officer, Revlon, Inc.

Ravi Gupta
Co-Chief Executive Officer, Ithaca Holdco, Inc.

Mary Beth Laughton
President & Chief Executive Officer, Recreational Equipment, Inc.

Meredith Kopit Levien
President & Chief Executive Officer, The New York Times Company

Michael Moritz
Senior Advisor, HRTG Partners (f/k/a Sequoia Heritage)

Chris Rogers
Chief Executive Officer, President & Chairperson, Maplebear Inc.

Lily Sarafan
Co-Founder & Executive Chair, TheKey LLC

Josh Silverman
Executive Chair, Etsy, Inc.

Daniel Sundheim
Founder & Chief Investment Officer, D1 Capital Partners L.P.

Executive Officers

Chris Rogers
Chief Executive Officer, President & Chairperson

Emily Reuter
Chief Financial Officer & Treasurer

Morgan Fong
Chief Legal & Global Affairs Officer & Secretary